Pinnacle[SM]
FINANCIAL PARTNERS

09002402

2008 ANNUAL REPORT

PINNACLE VISION

To be the best financial services firm and the best place to work in Tennessee

ENGAGED ASSOCIATES

- Delight clients by delivering more than expected
- Feel empowered to do their best work
- Look forward to spending their careers at Pinnacle

ENGAGED CLIENTS

- Rely on Pinnacle for effective advice
- Rave about distinctive service to others
- Become clients for life

ENGAGED SHAREHOLDERS

- Follow Pinnacle's performance and future
- Continue to invest and reap the returns
- Celebrate Pinnacle's growth and successes



TO OUR SHAREHOLDERS

Pinnacle is pleased to report another year of record performance in the face of the worst economic environment in our eight-year history. While we expect 2009 to be challenging, we believe our strategies, unchanged since our founding in 2000, will continue to serve us well. We will continue to focus on the commercial and consumer segments in Middle Tennessee and Knoxville and avoid other, more volatile market segments.

Due to a very difficult operating environment, many of our competitors will have to focus exclusively on working out problems and restructuring their business models. The relative soundness of our loan portfolio and our very strong capital position should enable us to take advantage of these opportunities. We will also stay focused on exciting and engaging our associates so they can excite and engage our clients and ultimately deliver excellent returns for our shareholders.

RIGHT TEAM DELIVERS SOUNDNESS AND PERFORMANCE

Our success year after year is first and foremost due to our ability to attract and retain the most talented and experienced financial professionals in our Middle Tennessee and Knoxville markets. Our distinctive culture and workplace environment keep associates motivated to serve clients, as evidenced by our own surveys and two external awards. In 2008, the *Nashville Business Journal* named Pinnacle the "Best Place to Work" for the sixth consecutive year, and *Business TN* named Pinnacle the "Best Employer in Tennessee."

Both awards are determined by independent surveys that measure the engagement of our associates. We retain approximately 90 percent of our associates each year compared to less than 60 percent for the industry. At the heart of our culture is our commitment to maintaining superior credit quality and practices. Soundness has never been more important than it has been this past year. While many banks have suffered the consequences of subprime and other poor lending practices, Pinnacle's year-end results demonstrate how we have differentiated ourselves from most of the industry:

- Loans grew to $3.35 billion, an impressive 22 percent growth rate.
- Deposits increased to $3.53 billion, a growth rate of 21 percent.
- Assets grew to $4.75 billion, giving Pinnacle the fourth-largest market share among the 62 financial institutions doing business in Nashville and making us the fastest-growing bank in both Nashville and Knoxville in terms of deposit market share.
- Past-due loans over 30 days at year-end, excluding nonperforming loans, were 0.60 percent of total loans and other real estate.
- Nonperforming assets were 0.86 percent of total loans and other real estate, up only slightly from 0.78 percent at year-end 2007.
- Net charge-offs were 0.10 percent compared to 0.07 percent at year-end 2007. But perhaps the most distinctive part of the Pinnacle story is our ability to maintain this very strong credit quality, when compared to peers, while growing rapidly.
- We continue to expand the team in our wealth management practice, which includes investment management, brokerage, insurance, trust and financial planning, to assure our clients have access to a comprehensive platform of financial services.

THRIVING IN A DIFFICULT ENVIRONMENT

While we continue to face a very difficult and prolonged economic downturn, Pinnacle is poised to capitalize on very vulnerable competitors in both geographic markets we serve. We expect to continue to attract top talent and new, high-value clients.

A number of factors should allow Pinnacle to continue to outperform the market and our peers. A very strong capital base and the relative soundness of our loan portfolio will fuel our growth. We expect to take additional market share by increasing both our workforce and office locations at a time when most financial services firms will be cutting both.

Although the Nashville market is not an island, recent Nashville Chamber of Commerce research predicts the market will perform better and recover sooner than the nation as a whole because of its diverse economy and dominance of service businesses, such as healthcare and education. *Forbes* magazine ranked Knoxville's business environment 10th in this year's list of the "Best Places for Business and Careers," confirming that market's attractiveness as well. Tennessee moved up to the No. 2 spot as best state for business, according to *Site Selection*, a leading economic development magazine.

LONG-TERM SHAREHOLDER VALUE OUR ULTIMATE GOAL

Three measures of our performance this year and historically reflect our ongoing commitment to our shareholders:

- Pinnacle was the only publicly traded bank in the Knoxville and Nashville markets to post a stock gain in 2008. Our stock rose 17.3 percent, closing the year at $29.81.
- Over the last eight years, from Dec. 31, 2000, to Dec. 31, 2008, the growth in the price of Pinnacle shares has been an average of 33.2 percent per year.
- Over the past five years, Pinnacle shareholders have enjoyed the second-highest total return of all publicly traded banks in the United States, according to research firm SNL Financial LC in Charlottesville, Va.



We expect to thrive and reward your involvement with Pinnacle, even in this very difficult operating environment. As you review the information in this annual report, we hope you will be pleased with the excellent results and the potential for the future. Your comments, feedback and visits at any time are encouraged.

Sincerely,

M. Terry Turner
President and CEO

Robert A. McCabe, Jr.
Chairman

A Reliable Formula for Rapid Growth and Execution

ENGAGED ASSOCIATES › ENGAGED CLIENTS › ENGAGED SHAREHOLDERS

A THRIVING CULTURE

Comments from associates best capture the remarkable culture Pinnacle has been able to create:

"The level of communication here is incredible. I have more confidence talking with clients because I understand what is going on at Pinnacle and how my actions affect our firm. I also have a better handle on what is going on in our industry."

"The decision to accept a position at Pinnacle was absolutely the right thing for me. It is refreshing to have daily contact with people who are knowledgeable and genuinely want to help get any task accomplished. The dedication and enthusiasm of everyone to do what it takes to help our clients is so powerful and satisfying."

"This has been the best experience of my working career. I feel blessed to have the opportunity to work with quality people to achieve a common goal."

"Pinnacle allows me to do what I do best and supports me and my clients 100% of the time. My partners are the best and experts in their field. Hiring the best of the best is critical to everyone's success."

ASSOCIATE COMMENTS

A key influence in this high level of associate engagement is Pinnacle's ongoing demonstration of how much we value our people.

Communications are multi-faceted, frequent and often atypical:

- More than 70 percent of the firm's associates participate in Pinnacle's book clubs. They read and meet on their own time to discuss topics such as Ritz-Carlton's story of how they ***WOW*** guests.
- The CEO personally leads a three-day orientation for all new associates.
- Leadership Council meetings are open to all who wish to attend and build their leadership skills.
- A philosophy of empowerment gives associates accountability for decisions and success. They have the authority to do what it takes to delight clients in unexpected and memorable ways.

Two important 2008 awards judged on confidential surveys of the Pinnacle workforce by independent parties validated the strength of Pinnacle's culture. For the sixth year in a row Pinnacle was named a "Best Place to Work" by the *Nashville Business Journal*. Later *Business TN* named Pinnacle the "Best Employer in Tennessee."

2008 AWARDS

- "Best Place to Work" — *Nashville Business Journal*
- "Best Employer in Tennessee" — *Business TN*

STAYING THE COURSE

The same five key business strategies Pinnacle has employed since inception shaped associate focus and direction again in 2008:

- Hire and retain highly experienced and quality financial services professionals
- Provide individualized attention with consistent, local decision-making authority
- Offer a full line of financial services
- Capitalize on client dissatisfaction
- Offer extraordinary convenience

SEASONED PROFESSIONALS

One of the most distinctive achievements of Pinnacle is our ability to grow dramatically and maintain asset quality at the same time. The key to this has always been hiring only very seasoned financial professionals with industry expertise and strong client relationships. Our associates have an average of 22 years of experience working in the financial services industry in Middle Tennessee and Knoxville.

A complaint heard often about our competitors at the large regional banks is the revolving door of relationship managers. In contrast, Pinnacle has been able to have an annual associate retention rate of approximately 90 percent since inception, far above the industry average of less than 60 percent.

ANNUAL ASSOCIATE RETENTION RATE


60%
Industry Standard
90%
Pinnacle Financial Partners

GIVING BACK TO OUR COMMUNITIES

The centerpiece of Pinnacle's community involvement is helping provide affordable housing in our communities. To date, we have helped secure more than $3.7 million in grants for non-profits to provide 232 units of single-family and multi-family housing for low to moderate income individuals.

Last year Pinnacle associates helped build Habitat homes in four of the counties we serve. In addition to providing volunteer labor and teaching classes for first-time homeowners, we service these mortgages at no cost to the borrower or the entity.





Beyond affordable housing, last year we made financial contributions totaling over $462,000 and gave 6,700 volunteer hours to 392 not-for-profits serving a wide variety of needs. Some associates serve as members of finance committees of philanthropic organizations, religious organizations and various other community groups. Others may volunteer their time with Special Olympics, the PENCIL Program, teaching Junior Achievement classes or by supporting local projects in their particular area.

COMMUNITY CONTRIBUTIONS

- Financial contributions totaling over $462,000
- 6,700 volunteer hours to 392 not-for-profits

DISTINCTIVE SERVICE AND EFFECTIVE ADVICE

Pinnacle has focused from the beginning on competing with large regional banks that continue to experience negative trends in market share due to poor service and advice. We target businesses, real estate professionals and individual clients who desire a deep relationship with their bank. Distinctive service and effective advice has been our mantra since Day One, and we continue to accumulate

WOW STORY #1



Patti, a financial advisor, was closing a loan. Her client was so busy he asked her to have the loan papers waiting at the drive thru at noon. Our client would have been pleased to find the papers in order and ready to sign in the drive thru.

But the story doesn't end there.

Patti knew the client probably wouldn't have time for lunch and loved Krystal burgers, so she drove down the street and picked up a bag of Krystals and a drink. When the client arrived to sign his papers at the drive thru, his free lunch was also waiting. She took what could have been a good experience and made it an extraordinary example of service that thrilled and delighted the client.

WOW STORY #2


Pinnacle

For many months, a client called our Client Service Center on a daily basis to check her balance. Everyone in the Client Service Center recognized her voice on the phone. These associates would spend a little time on the phone with her each day as she asked about their families, the weather, etc. One day the team put it together that she hadn't called in a few days. They called the client's relative who was listed on her account and discovered she was in the hospital. They contributed their own money and sent flowers to the hospital. It wasn't long before the familiar voice was once again calling and even paid an unexpected visit to put a face with the kind voices with whom she had become friends.



evidence about how well we are delivering on this promise. But we're not resting on our laurels. We continually raise the bar to be sure all of our clients are "raving fans." Every associate has this charge and a personal plan to make this happen. Here are just a few of the many examples of associates surprising clients and exceeding their expectations:

WOW STORY #3

A client needed to purchase a computer online; however, it was over his debit card limit.

The client called Larry, his financial advisor, at the office after hours; another associate happened to be there, picked up and was able to contact Larry. Since the office was closed, Larry offered to purchase the computer with his own credit card and be reimbursed by the client the next day.

The moral of this story is that our advisors know their clients so well they are able to do something unexpected and unusual... and make lifetime clients in the process.


Pinnacle
FINANCIAL PARTNERS
5232
GOOD THRU

WOW STORY #4



Gail, a service specialist at our South Cumberland office in Lebanon, knew that a number of Pinnacle's regular clients collected new state quarters as they were issued. She learned that Pinnacle would not be getting enough of the new Hawaii quarters.

Instead of disappointing clients, she determined how many rolls we needed for the clients who collect. She then made the rounds of other banks to get the quarters. The Pinnacle clients never knew what she did!


HAWAII
1959
UA MAU
KE EA O KA
ĀINA I KA PONO
2008
E PLURIBUS UNUM

COMPREHENSIVE RANGE OF FINANCIAL SERVICES

Pinnacle continued to take market share from our competitors in both Nashville and Knoxville. Loans at year-end were up $605 million over the previous year, representing a growth rate of 22.0 percent. Deposits grew $608 million with a growth rate of 20.8 percent.

2008 GROWTH RATE

- Loan Growth Rate: 22.0%
- Deposit Growth Rate: 20.8%

Loan Growth 2001-2008
(in millions)


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2001
2002
2003
2004
2005
2006
2007
2008

Deposit Growth 2001-2008
(in millions)


$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2001
2002
2003
2004
2005
2006
2007
2008

During 2008 we successfully completed the integration of Mid-America Bancshares, the $1.12 billion acquisition in November 2007. This acquisition brought new talent and clients and gave us a presence in all the counties contiguous to Nashville/Davidson County. Today we have 31 offices throughout Middle Tennessee.

Growth in Pinnacle's Knoxville operation was excellent and well in excess of projections announced at the launch in 2007.

Knoxville ended the year with $318 million in loans, $93 million ahead of the original target. Two new Knoxville-area offices in Fountain City and Farragut are expected to open in 2009.

2009 ANTICIPATED NEW LOCATIONS

NASHVILLE
- Belle Meade
- Brentwood
- 100 Oaks

KNOXVILLE
- Farragut
- Fountain City

GROWTH IN OTHER FINANCIAL SERVICES

Despite the dismal housing market and the numerous layoffs and volume contractions in many mortgage groups, in 2008 Pinnacle grew mortgage originations sold in the secondary market 88 percent over 2007 and increased our mortgage team from 15 to 25 associates. Clients clearly value the advice and service they get from Pinnacle's mortgage advisors, especially during difficult times.


Mortgage Team Growth of **60%**
(15 to 25)
Increase to
$1.27 Billion
Total Brokerage and Trust
Assets Under Management

Pinnacle continued to expand our wealth management practice. We offer securities products through Raymond James Financial Services, Inc., and have more than $686 million in assets under management.* Trust and Investment Advisory ended the year with more than $587 million in assets, up 27 percent in one of the worst markets in history. Pinnacle's total brokerage and trust assets under management grew to $1.27 billion.

Miller & Loughry, Pinnacle's wholly owned insurance subsidiary, acquired Beach & Gentry in July 2008, creating Miller Loughry Beach. Today Miller Loughry Beach is one of the largest independent insurance agencies in Middle Tennessee and provides business and personal insurance and employee benefits programs to over 9,500 clients.

Distribution of Revenues Across Key Fee Businesses


$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$-
Millions of dollars
2005
2006
2007
2008
Service charges on deposit accounts
Investment services
Mortgage and other loan sales
Insurance sales commissions
Trust fees

** Securities offered through Raymond James Financial Services, Inc. – Member FINRA/SIPC, an independent broker/dealer, and are not FDIC insured – Not guaranteed by Pinnacle National Bank – Subject to risk and may lose value. Raymond James is not affiliated with Pinnacle Financial Partners.*

CLIENT SATISFACTION

Approximately 40 percent of our clients return our annual surveys, a remarkable number given the standard reply rate is around 2 percent. More amazing is that 97 percent of these clients continue to report that "Pinnacle is recognizably better than its competition."

Whether feedback is from surveys or informally as we interact with clients, it is clear they are finding something at Pinnacle that they can't find elsewhere.



CLIENT TESTIMONIALS

"What differentiates Pinnacle from other financial institutions is clearly the culture and talent of individuals that make up the organization. This doesn't happen magically. It comes from a commitment of leadership and relentless execution."

Tim Petrikin, *e+CancerCare*

"I've never heard the words from anyone at Pinnacle to 'call someone else' or 'that's someone else's job.' I ONLY hear 'we'll get it done' or 'we'll find out how to get it done.'"

Judy Cheatham
Crawford Door Sales of Nashville, Inc.

"Our previous relationship with another local financial institution was adequate, but what a pleasant surprise to work with an organization that goes beyond adequate to excellent."

Fred Read, *Sapphire Brands*

TENNESSEE: STRONG BUSINESS CLIMATE

Pinnacle is located in a very attractive state for business that is surrounded by eight border states, most of which have no market as desirable as Nashville. In 2008 Tennessee moved up to the No. 2 spot as the best state for business, according to *Site Selection*, a leading economic development magazine. Both Nashville and Knoxville enjoy diverse economies dominated by service industries.

Tennessee has not been immune from the downturn that impacts the entire nation. The housing market continues to be weak, and unemployment is growing. However, Tennessee is expected to weather the recession better than most and come out of it earlier than the nation as a whole.

In conjunction with the advantages of being in Tennessee, Pinnacle has become a leader in the financial services industry. The firm is now the second largest bank holding company headquartered in the state. We increased market share in both Nashville and Knoxville in 2008, giving us the fourth largest market share of the 62 financial institutions doing business in Nashville and making us the fastest growing bank in both Nashville and Knoxville.

While Pinnacle has grown steadily since its founding eight years ago, the three largest banks in Nashville (all regionals) have lost 21.59 percent collectively in market share. The three largest banks in Knoxville have lost 8.78 percent during the same period.

Extremely Attractive Competitive Landscapes

Nashville


Aggregate Market Share
70%
60%
50%
40%
30%
20%
10%
0%
2000 2001 2002 2003 2004 2005 2006 2007 2008
Aggregate market share for the top 3 in Nashville MSA has declined almost 22% in the last 9 years.

Top 3 banks in Nashville are Regions, SunTrust and Bank of America
Source: FDIC – 6/08

Knoxville


Aggregate Market Share
65%
60%
55%
50%
45%
40%
2000 2001 2002 2003 2004 2005 2006 2007 2008
Aggregate market share for the top 3 in Knoxville MSA has declined almost 9% in the last 9 years.

Top 3 banks in Knoxville are First Horizon, Regions and SunTrust
Source: FDIC – 6/08

PINNACLE OUTPERFORMS

A number of factors have allowed Pinnacle to continue to outperform the market and our peers.

In contrast to the industry at large, Pinnacle has been able to maintain a sound loan portfolio while rapidly growing our balance sheet.

KEY PERFORMANCE FACTORS

- PNFP Share Price – 8-Yr CAGR **33.2%**
- **Second highest total return of publicly traded banks in last five years**
- PNFP Stock Gain in 2008 **17.3%**

This has resulted in strong performance for shareholders:

- Over the last eight years, from Dec. 31, 2000, to Dec. 31, 2008, the average increase in the price of Pinnacle shares was 33.2 percent per year.
- From Dec. 31, 2003, to Dec. 31, 2008, Pinnacle shareholders have enjoyed the second-highest total return of all publicly traded bank holding companies in the United States, according to SNL Financial LC.
- Pinnacle was the only publicly traded bank in the Nashville and Knoxville banking markets to post a stock gain in 2008. Our stock rose 17.3 percent, closing the year at $29.81.

Track Record for Growth — Continued EPS Growth in 2008


$1.45
$1.60
$1.20
$0.80
$0.40
$0.00
FD EPS
FD EPS exclusive of merger expenses
2002
2003
2004
2005
2006
2007
2008

UNIQUE POSITION IN FAST GROWING METROPOLITAN MARKETS

The firm's strategy has been to establish de novo operations in Nashville and Knoxville while exploring the same de novo approach in Memphis, the state's third metropolitan market. Pinnacle's performance and market leadership make us the dominant independent bank in a state where many regional and national competitors seek acquisition candidates.

The dramatic growth in earnings, assets and market share that makes Pinnacle so attractive to consolidators is the primary validation of our independent bank strategy. Every analysis we have done to date confirms that we are better positioned to remain an independent bank, and we are hopeful that we will continue to earn that right.

Pinnacle's Target Markets — Tennessee's Top Metropolitan Areas


Nashville
Knoxville
Memphis









SHAREHOLDER ALIGNMENT

Our associates control Pinnacle's ability to sustain performance year after year as well as seize new opportunities. Having all associates think and act from a shareholder perspective assures that the firm's actions are in alignment with shareholder interests. The following points confirm our success in making this happen:

- Inside ownership, including directors and employee benefit plans, is approximately 13 percent
- All associates participate in some form of equity compensation, and substantially all are shareholders
- Annual cash incentives are based on company performance targets for all associates rather than individual scorecards

We are confident that all of our shareholders will continue to enjoy benefits from this strong alignment and the results it should continue to deliver.

Pinnacle will move to the Pinnacle at Symphony Place, a new office tower in downtown Nashville, in January 2010

Table of Contents

FORWARD-LOOKING STATEMENTS

Pinnacle Financial Partners, Inc. ("Pinnacle Financial") may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) continuation of the historically low short-term interest rate environment, (iii) the inability of Pinnacle Financial to continue to grow its loan portfolio at historic rates in the Nashville-Davidson-Murfreesboro-Franklin MSA and the Knoxville MSA, (iv) increased competition with other financial institutions, (v) deterioration or lack of sustained growth in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA and the Knoxville MSA, (vi) rapid fluctuations or unanticipated changes in interest rates, (vii) the development of any new market other than Nashville or Knoxville, (viii) a merger or acquisition, (ix) any activity in the capital markets that would cause Pinnacle Financial to conclude that there was impairment of any asset including intangible assets and (x) changes in state and Federal legislation, regulations or policies applicable to Banks and other financial services providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise. A more detailed description of these and other risks is contained in Pinnacle's most recent annual report on Form 10-K.

SELECTED FINANCIAL DATA

	2008	2007(1)	2006(2)	2005	2004
	(in thousands, except per share data, ratios and percentages)				
Statement of Financial Condition Data:					
Total assets	$4,754,075	$3,794,170	$2,142,187	$ 1,016,772	$ 727,139
Loans, net of unearned income	3,354,907	2,749,641	1,497,735	648,024	472,362
Allowance for loan losses	36,484	28,470	16,118	7,858	5,650
Total securities	849,781	522,685	346,494	279,080	208,170
Goodwill and core deposit intangibles	261,032	260,900	125,673	--	--
Deposits and securities sold under agreements to repurchase	3,717,544	3,081,390	1,763,427	875,985	602,655
Advances from FHLB and other borrowings	273,609	141,666	53,726	41,500	53,500
Subordinated debt	97,476	82,476	51,548	30,929	10,310
Stockholders' equity	627,298	466,610	256,017	63,436	57,880
Income Statement Data:					
Interest income	$ 206,082	$ 150,931	$ 109,696	$ 46,308	$ 27,679
Interest expense	91,867	75,219	48,743	17,270	7,415
Net interest income	114,215	75,712	60,953	29,038	20,264
Provision for loan losses	11,214	4,720	3,732	2,152	2,948
Net interest income after provision for loan losses	103,001	70,992	57,221	26,886	17,316
Noninterest income	34,718	22,521	15,786	5,394	4,978
Noninterest expense	94,478	60,480	46,624	21,032	14,803
Income before income taxes	43,241	33,033	26,383	11,248	7,491
Income tax expense	12,367	9,992	8,456	3,193	2,172
Net income	30,874	23,041	17,927	8,055	5,319
Preferred dividends and accretion on common stock warrants	309	-	-	-	-
Net income available to common stockholders	$ 30,565	$ 23,041	$ 17,927	$ 8,055	$ 5,319
Per Share Data:					
Earnings per share available to common stockholders – basic	$ 1.34	$ 1.43	$ 1.28	$ 0.96	$ 0.69
Weighted average shares outstanding – basic	22,793,699	16,100,076	13,954,077	8,408,663	7,750,943
Earnings per share available to common stockholders – diluted	$ 1.27	$ 1.34	$ 1.18	$ 0.85	$ 0.61
Weighted average shares outstanding – diluted	24,053,972	17,255,543	15,156,837	9,464,500	8,698,139
Book value per share	$ 26.40	$ 20.96	$ 16.57	$ 7.53	$ 6.90
Common shares outstanding at end of period	23,762,124	22,264,817	15,446,074	8,426,551	8,389,232
Performance Ratios and Other Data:					
Return on average assets	0.74%	0.96%	1.01%	0.93%	0.89%
Return on average stockholders' equity	6.13%	8.34%	8.66%	13.23%	12.31%
Net interest margin (3)	3.17%	3.55%	3.90%	3.60%	3.62%
Net interest spread (4)	2.78%	2.88%	3.20%	3.16%	3.34%
Noninterest income to average assets	0.84%	0.94%	0.89%	0.62%	0.83%
Noninterest expense to average assets	2.30%	2.53%	2.61%	2.42%	2.48%
Efficiency ratio (5)	63.43%	61.57%	60.76%	61.08%	58.64%
Average loan to average deposit ratio	97.70%	94.88%	88.73%	81.3%	79.0%
Average interest-earning assets to average interest-bearing liabilities	115.27%	119.46%	122.10%	120.0%	120.0%
Average equity to average total assets ratio	12.15%	11.56%	11.64%	7.00%	7.23%
Asset Quality Ratios:					
Allowance for loan losses to nonaccrual loans	335.95%	144.69%	227.98%	1708.26%	1007.13%
Allowance for loan losses to total loans	1.09%	1.04%	1.08%	1.21%	1.20%
Nonperforming assets to total assets	0.61%	0.56%	0.37%	0.05%	0.08%
Nonaccrual loans to total loans	0.32%	0.72%	0.47%	0.07%	0.12%
Net loan charge-offs (recoveries) to average loans	0.11%	0.06%	0.05%	(0.01)%	0.27%
Capital Ratios (Pinnacle Financial):					
Leverage (6)	10.5%	11.6%	9.5%	9.9%	9.7%
Tier 1 risk-based capital	12.1%	9.5%	10.9%	11.7%	11.7%
Total risk-based capital	13.5%	10.4%	11.8%	12.6%	12.7%

(1) Information for 2007 fiscal year includes the operations of Mid-America, which Pinnacle Financial merged with on November 30, 2007 and reflects approximately 6.7 million shares of Pinnacle Financial common stock issued in connection with the merger.
(2) Information for 2006 fiscal year includes the operations of Cavalry, which Pinnacle Financial merged with on March 15, 2006 and reflects approximately 6.9 million shares of Pinnacle Financial common stock issued in connection with the merger.
(3) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(4) Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest paid on interest bearing liabilities.
(5) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(6) Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2008 and 2007 and our results of operations for each of the three-years ended December 31, 2008. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. Our rapid organic growth together with our merger with Mid-America Bancshares, Inc. ("Mid-America"), a two-bank holding company in Nashville, Tennessee, on November 30, 2007 and our continued expansion in the Knoxville, Tennessee market has had a material impact on Pinnacle Financial's financial condition and results of operations in 2008 as compared to 2007. This rapid growth along with the Mid-America merger and the Knoxville market expansion are discussed more fully below. Our fully diluted net income per share for the years ended December 31, 2008 and 2007 was $1.27 and $1.34, respectively. December 31, 2008, loans totaled $3.355 billion, as compared to $2.750 billion at December 31, 2007, while total deposits increased to $3.533 billion at December 31, 2008 from $2.925 billion at December 31, 2007.

Acquisition – Mid-America. On November 30, 2007, we consummated a merger with Mid-America. Pursuant to the merger agreement, Mid-America shareholders received a fixed exchange ratio of 0.4655 shares of our common stock and $1.50 in cash for each share of Mid-America common stock, or approximately 6.7 million Pinnacle Financial shares and $21.6 million in cash. We financed the cash portion of the merger consideration with the proceeds of a $30 million trust preferred securities offering by an affiliated trust. The accompanying consolidated financial statements include the activities of the former Mid-America since November 30, 2007.

During the years ended December 31, 2008 and 2007, we incurred merger integration expense related to the merger with Mid-America of $7,116,000 and $622,000, respectively. These expenses were directly related to the merger, and consisted primarily of retention costs, severance costs and costs to integrate processing systems and are reflected in the accompanying consolidated statements of income as merger related expenses.

Acquisition – Cavalry Bancorp, Inc. On March 15, 2006, we consummated our merger with Cavalry Bancorp, Inc. ("Cavalry"). Pursuant to the merger agreement, we acquired all Cavalry common stock via a tax-free exchange whereby Cavalry shareholders received a fixed exchange ratio of 0.95 shares of our common stock for each share of Cavalry common stock, or approximately 6.9 million Pinnacle Financial shares. The financial information herein includes the activities of the former Cavalry since March 15, 2006.

Acquisition – Beach & Gentry Insurance LLC. On July 2, 2008, we announced the merger of Murfreesboro, Tenn. based Beach & Gentry Insurance LLC (Beach & Gentry). Beach & Gentry merged with Miller & Loughry Insurance Services Inc. The combined company took the name Miller Loughry Beach Insurance Services, Inc. and has consolidated offices in Pinnacle Financial's offices in Murfreesboro. We anticipate that this merger will result in an increase to our insurance sales commissions in future periods.

Knoxville expansion. During April of 2007, we announced a de novo expansion of our firm to the Knoxville MSA. At that time, we had hired several new associates from other financial institutions in that market and had negotiated a lease agreement for our main office facility with future plans to construct four additional offices over the next few years. In June of 2007, we opened our first full service branch facility in Knoxville and we anticipate opening a second office during the third quarter of 2009. At December 31, 2008, our Knoxville facility had recorded $318 million in loan balances and $226 million in deposit balances. At December 31, 2008, we employed 32 associates in the Knoxville MSA.

Results of Operations. Our net interest income increased to $114.2 million for 2008 compared to $75.7 million for 2007 compared to $61.0 million for 2006. The net interest margin (the ratio of net interest income to average earning assets) for 2008 was 3.17% compared to 3.55% for 2007 and 3.90% for the same period in 2006.

Our provision for loan losses was $11.2 million for 2008 compared to $4.7 million in 2007 and $3.7 million in 2006. The provision for loan losses increased primarily due to increases in loan volumes and charge-offs in each year when compared to the previous year. During 2008, our organic loan growth amounted to $605 million compared to organic loan growth of $349 million in 2007 and $300 million in 2006. Our net charge-offs were $3.2 million during 2008 compared $1.1 million in 2007 and $574,000 in 2006. The increased loan volumes and charge-offs in 2008 in comparison to 2007 and 2006 as well as an increase in the ratio of allowance for loan losses to total loans contributed to higher provision expense in 2008 compared to the previous periods.

Noninterest income for 2008 compared to 2007 increased by $12.2 million, or 54.2%. This increase is largely attributable to the fee businesses associated with the Mid-America acquisition, including deposit service charges, investment services, insurance sales and mortgage loan originations. Additionally, during 2008, we recorded approximately $1.0 million in gains on the sale of bank premises. Noninterest income for 2007 compared to 2006 increased by $6.73 million, or 42.7%, which was primarily due to the impact of the Cavalry and Mid-America acquisitions, increases in service charges on deposits, investment sales commissions, insurance commissions, trust and other fees.

Our continued growth in 2008 resulted in increased noninterest expense compared to 2007 due to the addition of Mid-America for a full year, our expansion into the Knoxville MSA, increases in salaries and employee benefits, equipment and occupancy expenses and other operating expenses. The number of full-time equivalent employees increased from 404.0 at December 31, 2006 to 702.0 at December 31, 2007 to 719.0 at December 31, 2008. As a result, we experienced increases in compensation and employee benefit expense. We expect to add additional employees throughout 2009 which will also cause our compensation and employee benefit expense to increase in 2009. Additionally, our branch expansion efforts during the last few years and the addition of new associates in 2009 will also increase noninterest expense. Our efficiency ratio (the ratio of noninterest expense to the sum of net interest income and noninterest income) was 63.4% in 2008 compared to 61.6% in 2007 and 60.8% in 2006. These calculations include the impact of approximately $7,116,000 in Mid-America merger-related charges in 2008 and $622,000 in 2007 and $1,636,000 in Cavalry merger related charges in 2006.

The effective income tax expense rate for 2008 was approximately 28.6% compared to an effective income tax expense rate for 2007 of approximately 30.2% and 32.1% for 2006. The decrease in the effective rate for the three year period was due to increased investment in bank qualified municipal securities, state tax credits, and increased tax savings from our captive insurance subsidiary, PNFP Insurance, Inc.

Net income available for common shareholders for 2008 was $30.6 million compared to $23.0 million in 2007, an increase of 32.7%. Net income available for common shareholders for 2007 was 28.5% higher than net income for 2006 of $17.9 million. Fully-diluted net income per common share available to common stockholders was $1.27 for 2008 compared to $1.34 for 2007 and $1.18 for 2006.

Excluding the after-tax (rate of 39.23%) impact of merger related charges in all three years, net income available for common shareholders for 2008 was $34.9 million compared to $23.4 million, an increase of 49.0%. Net income available for common shareholders for 2007 was 23.8% higher than the $18.9 million of net income available for common shareholders in 2006. As a result, adjusted diluted net income per common share available to common stockholders was $1.45 for 2008 compared to $1.36 for 2007, an increase of 6.6%. Also, adjusted diluted net income per common share available to common stockholders for 2007 was 8.8% higher than the $1.25 adjusted diluted net income per common share for 2006. For a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure, see "Reconciliation of Non-GAAP financial measures" on page 33.

Financial Condition. Loans increased $605 million between December 31, 2008 and December 31, 2007, a growth rate of 22.0 percent. We believe our organic loan growth is attributable to hiring the best financial services associates in our markets. We hire experienced relationship managers that have significant client followings such that when they come to our firm, they are able to bring many of their existing clients with them. Loans increased $1.252 billion during 2007 of which $863 million was attributable to the Mid-America acquisition. Thus, the net increase in our loan portfolio attributable to organic growth during 2007was $389 million, or 31.0%.

Deposits increased $608 million between December 31, 2008 and December 31, 2007, a growth rate of 20.8 percent. We grew deposits to $2.925 billion at December 31, 2007 compared to $1.622 billion at December 31, 2006, an increase of $1.303 billion, of which $954 million was attributable to the Mid-America acquisition. Excluding the Mid-America acquisition, we increased our deposits by $349 million.

Capital and Liquidity. At December 31, 2008 and 2007, our capital ratios, including our bank's capital ratios, met regulatory minimum capital requirements. Additionally, our bank would be considered to be "well-capitalized" pursuant to banking regulations at these dates. As we grow, Pinnacle National will require additional capital from us over that which can be earned through operations. We anticipate that we will continue to use various capital raising techniques in order to support the growth of Pinnacle National.

During 2008, we increased our capital accounts through our participation in the U.S. Department of Treasury's Capital Purchase Program (the "CPP"). As a result of our participation in the CPP, we issued 95,000 shares of preferred stock for $95 million. Additionally, we issued 534,910 common stock warrants to the U.S. Treasury as a condition to our participation in the CPP. The warrants have an exercise price of $26.64 each, are immediately exercisable and expire 10 years from the date of issuance. Based on a Black Scholes options pricing model, the common stock warrants have been assigned a fair value of $11.86 per warrant, or $6.7 million in the aggregate, as of December 12, 2008. As a result, $6.7 million has been recorded as the discount on the preferred stock obtained above and will be accreted as a reduction in net income available for common stockholders over the next five years at approximately $1.1 million to $1.3 million per year. The resulting $88.3 million has been assigned to the Series A preferred stock and will be accreted up to the redemption amount of $95 million over the next five years.

Additionally, during 2008, we sold one million shares of our common stock for $21.5 million which also increased our capital accounts. In the past, we have been successful in procuring additional capital from the capital markets (via public and private offerings of trust preferred securities and common stock). This additional capital was required to support our growth. As of December 31, 2008, we believe we have access to sufficient capital to support our current growth plans. However, expansion by acquisition of other banks or by branching into a new geographic market could result in issuance of additional capital, including additional common shares.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with U.S. generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses and the assessment of impairment of the intangibles resulting from the Mid-America and Cavalry mergers have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses ("allowance"). Our management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loan losses are charged off when management believes that the full collectability of the loan is unlikely. A loan may be partially charged-off after a "confirming event" has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, is deemed to be uncollectible.

Larger balance commercial and commercial real estate loans are impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual terms means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement.

An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan (recorded investment in the loan is the principal balance plus any accrued interest, net of deferred loan fees or costs and unamortized premium or discount). The impairment is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan's effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs. Income is recognized on impaired loans on a cash basis.

The level of allowance maintained is believed by management to be adequate to absorb probable losses inherent in the portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged-off.

In assessing the adequacy of the allowance, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process. We incorporate loan review results in the determination of whether or not it is probable that we will be able to collect all amounts due according to the contractual terms of a loan.

As part of management's quarterly assessment of the allowance, management divides the loan portfolio into four segments: commercial, commercial real estate, consumer and consumer real estate. Each segment is then analyzed such that an allocation of the allowance is estimated for each loan segment.

The allowance allocation for commercial and commercial real estate loans begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on our internal system of credit risk ratings and historical loss data for industry and various peer bank groups. The estimated loan loss allocation rate for our internal system of credit risk grades for commercial and commercial real estate loans is based on management's experience with similarly graded loans, discussions with banking regulators and our internal loan review processes. During the year ended December 31, 2008, we also performed a migration analysis of all loans that were charged-off during the previous two years. A migration analysis assists in evaluating loan loss allocation rates for the various risk grades assigned to loans in our portfolio. We incorporated the migration analysis along with other factors to determine the loss allocation rates for the commercial and commercial real estate portfolios. Subsequently, we weighted the allocation methodologies for the commercial and commercial real estate portfolios and determine a weighted average allocation for these portfolios.

The allowance allocation for consumer and consumer real estate loans which includes installment, home equity, consumer mortgages, automobiles and others is established for each of the categories by estimating probable losses inherent in that particular category of consumer and consumer real estate loans. The estimated loan loss allocation rate for each category is based on management's experience, consideration of our actual loss rates, industry loss rates and loss rates of various peer bank groups. Consumer and consumer real estate loans are evaluated as a group by category (i.e. retail real estate, installment, etc.) rather than on an individual loan basis because these loans are smaller and homogeneous. We weight the allocation methodologies for the consumer and consumer real estate portfolios and determine a weighted average allocation for these portfolios.

The estimated loan loss allocation for all four loan portfolio segments is then adjusted for management's estimate of probable losses for several "environmental" factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the four loan segments and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various "environmental" factors.

The assessment also includes an unallocated component. We believe that the unallocated amount is warranted for inherent factors that cannot be practically assigned to individual loan categories. An example is the imprecision in the overall measurement process, in particular the volatility of the national and global economy.

We then test the resulting allowance by comparing the balance in the allowance to historical trends and industry and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the allowance in its entirety. The audit committee of our board of directors reviews and approves the assessment prior to the filing of quarterly and annual financial information.

Impairment of Intangible Assets – We recorded the assets and liabilities of Mid-America as of November 30, 2007 and Cavalry as of March 15, 2006, at estimated fair value. We engaged a third party to assist us in valuing certain financial assets and liabilities.

Long-lived assets, including purchased intangible assets subject to amortization, such as our core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are evaluated for impairment annually, and are evaluated for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Our stock price has historically traded above its book value and tangible book value and was trading above its book value and tangible book value as of December 31, 2008. In the event our stock price were to trade below its book value and tangible book value, we would perform our usual evaluation of the carrying value of goodwill as of the reporting date. Such a circumstance would be one factor in our evaluation that could result in an eventual goodwill impairment charge. Additionally, should our future earnings and cash flows decline and/or discount rates increase, an impairment charge to goodwill and other intangible assets may also be required.

We also engage a third party to test for impairment of our goodwill and intangible assets as of our annual assessment date, which is September 30. We reviewed their report as of September 30, 2008 and concluded that no indications of impairment were present. Should we determine in a future period that the goodwill recorded in connection with our acquisitions has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Results of Operations

Our results for fiscal years 2008, 2007 and 2006 were highlighted by the continued growth in loans and other earning assets and deposits, which resulted in increased revenues and expenses. The following is a summary of our results of operations (dollars in thousands):

	Years ended December 31,		*2008-2007 Percent Increase (Decrease)*	*Year ended December 31,*	*2007-2006 Percent Increase (Decrease)*
	2008	*2007*		*2006*	
Interest income	$ 206,082	$ 150,931	*36.5%*	$ 109,696	*37.6%*
Interest expense	91,867	75,219	*22.1%*	48,743	*54.3%*
Net interest income	114,215	75,712	*50.9%*	60,953	*24.2%*
Provision for loan losses	11,214	4,720	*137.6%*	3,732	*26.5%*
Net interest income after provision for loan losses	103,001	70,992	*45.1%*	57,221	*24.1%*
Noninterest income	34,718	22,521	*54.2%*	15,786	*42.7%*
Noninterest expense	94,478	60,480	*56.2%*	46,624	*29.7%*
Net income before income taxes	43,241	33,033	*30.9%*	26,383	*25.2%*
Income tax expense	12,367	9,992	*23.8%*	8,456	*18.2%*
Net income	30,874	23,041	*34.0%*	17,927	*28.5%*
Preferred dividends and preferred stock discount accretion	309	-	*NA*	-	*NA*
Net income available to common shareholders	$ 30,565	$ 23,041	*32.7%*	$ 17,927	*28.5%*
Basic income per common share available to common shareholders	*$ 1.34*	*$ 1.43*	*(6.3)%*	*$ 1.28*	*11.7%*
Diluted income per common share available to common shareholders	*$ 1.27*	*$ 1.34*	*(5.2)%*	*$ 1.18*	*13.6%*

Our results for the years ended December 31, 2008 and 2007 included merger related expense. Excluding merger related expense from our net income resulted in diluted net income per common share available to common stockholders for the year ended December 31, 2008 of $1.45 and for the year ended December 31, 2007 of $1.36. A comparison of these amounts to prior years and a reconciliation of this non-GAAP financial measure follow (dollars in thousands):

Reconciliation of Non-GAAP financial measures:

	Year ended December 31,		*2008-2007 Percent*	*Year ended December 31,*	*2007-2006 Percent*
	2008	*2007*	*Increase (Decrease)*	*2006*	*Increase (Decrease)*
Net income available to common shareholders, as reported	$ 30,565	$ 23,041	*32.7%*	$ 17,927	*28.5%*
Merger related expense, net of tax	4,325	378	*1044.2%*	994	*(62.0)%*
Net income available to common shareholders excluding merger related expense	$ 34,890	$ 23,419	*49.0%*	$ 18,921	*23.8%*
Fully-diluted net income per common share available to common stockholders, as reported	*$1.27*	*$ 1.34*	*(5.2)%*	*$ 1.18*	*13.6%*
Fully-diluted net income per common share available to common stockholders, excluding merger related expense	*$1.45*	*$ 1.36*	*6.6%*	*$ 1.25*	*8.8%*

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because non-GAAP financial measures presented are not measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies.

Pinnacle Financial believes that these non-GAAP financial measures excluding the impact of merger related expenses facilitate making period-to-period comparisons, and provide investors with additional information to evaluate our past financial results and ongoing operational performance.

Pinnacle Financial's management and board utilize this non-GAAP financial information to compare our operating performance versus the comparable periods in prior years and utilized non-GAAP diluted earnings per share for the 2008 and 2007 fiscal years (excluding the merger related expenses) in calculating whether or not we met the performance targets of our 2008 and 2007 Annual Cash Incentive Plans and our earnings per share targets in our restricted stock award agreements.

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2008, we recorded net interest income of $114,215,000, which resulted in a net interest margin of 3.17% for the year. For the year ended December 31, 2007, we recorded net interest income of $75,712,000, which resulted in a net interest margin of 3.55%. For the year ended December 31, 2006, we recorded net interest income of $60,953,000, which resulted in a net interest margin of 3.90%.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin for each of the years in the three-year period ended December 31, 2008 (dollars in thousands):

	2008			*2007*			*2006*		
	Average Balances	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*	*Average Balances*	*Interest*	*Rates/ Yields*
Interest-earning assets:									
Loans (1)	$3,028,932	$ 175,128	5.78%	$1,723,361	$ 129,889	7.54%	$1,226,803	$ 92,006	7.50%
Securities:									
Taxable	448,229	23,432	5.23%	280,668	13,962	4.97%	254,906	12,615	4.95%
Tax-exempt (2)	135,011	5,399	5.27%	82,001	3,066	4.93%	54,270	2,016	4.90%
Federal funds sold and other	54,878	2,123	4.13%	72,344	4,014	5.57%	53,562	3,059	6.87%
Total interest-earning assets	3,667,050	206,082	5.67%	2,158,374	150,931	7.04%	1,589,541	109,696	6.95%
Nonearning assets									
Intangible assets	260,294			135,893			100,107		
Other nonearning assets	176,546			93,782			89,568		
Total assets	$4,103,890			$2,388,049			$1,779,216		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 368,995	5,191	1.41%	$ 261,163	8,309	3.18%	$ 171,637	4,074	2.37%
Savings and money market	705,988	11,954	1.69%	535,468	17,618	3.29%	435,082	13,532	3.11%
Certificates of deposit	1,620,621	59,853	3.69%	727,724	35,745	4.91%	516,394	22,426	4.34%
Total deposits	2,695,604	76,998	2.86%	1,524,355	61,672	4.05%	1,123,113	40,032	3.56%
Securities sold under agreements to repurchase	196,601	2,667	1.36%	181,621	7,371	4.06%	101,144	4,329	4.28%
Federal Home Loan Bank advances and other borrowings	200,699	6,870	3.42%	44,072	2,211	5.02%	39,728	1,878	4.68%
Subordinated debt	88,223	5,332	6.04%	56,759	3,965	6.98%	37,372	2,504	6.70%
Total interest-bearing liabilities	3,181,127	91,867	2.89%	1,806,807	75,219	4.16%	1,301,357	48,743	3.75%
Noninterest-bearing deposits	404,718	-	-	291,983	-	-	259,585	-	-
Total deposits and interest-bearing liabilities	3,585,845	91,867	2.56%	2,098,790	75,219	3.58%	1,560,942	48,743	3.12%
Other liabilities	19,351			13,108			11,105		
Stockholders' equity	498,694			276,151			207,169		
	$4,103,890			$2,388,049			$1,779,216		
Net interest income		$ 114,215			$ 75,712			$ 60,953	
Net interest spread (3)			2.78%			2.88%			3.20%
Net interest margin			3.17%			3.55%			3.90%

(1) Average balances of nonperforming loans are included in the above amounts.
(2) Yields based on the carrying value of those tax exempt instruments are shown on a fully tax equivalent basis.
(3) The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included, the net interest spread for the year ended December 31, 2008 would have been 3.11% compared to a net interest spread for the years ended December 31, 2007 and 2006 of 3.46% and 3.83%, respectively.

As noted above, the net interest margin for 2008 was 3.17% compared to a net interest margin of 3.55% in 2007. The reduction in the net interest margin was significant as the net decreases in the yield on interest-earning assets was 137 basis points compared to the decrease in the rate paid on total deposits and interest-bearing liabilities of only 102 basis points. The net interest margin for 2006 was 3.90%. Other matters related to the changes in net interest income, net interest yields and rates, and net interest margin between 2008 and 2007 are presented below:

- Our loan yields decreased by 176 basis points between 2008 and 2007 while they increased by 4 basis points between 2006 and 2007. A significant amount of our loan portfolio has variable rate pricing with a large portion of these loans tied to our prime lending rate. Approximately 41.6% of our loan portfolio at December 31, 2008 was subject to a daily floating rate; thus these loans will reprice quickly in concert with the Federal Reserve's changes to its Federal funds rate. Our weighted average prime rate was 7.94% in 2006 and 7.52% in 2007 compared to 5.21% in 2008. Other factors that impact our loan yields in any period are our evaluation of the credit worthiness, collateral and other factors related to the borrower when we agree to make a loan, the term of the loan and the ongoing relationship we have with a particular borrower. The absolute level of nonaccrual loans during the year will also negatively impact loan yields as these loans serve to reduce the overall loan yield.

- We have been able to grow our funding base significantly. For asset/liability management purposes, we elected to allocate a greater proportion of such funds to our loan portfolio versus our securities and shorter-term investment portfolio during the three year period noted above. For 2008, average loan balances were 83% of total interest-earning assets compared to 80% in 2007 and 77% in 2006. Loans generally have higher yields than do securities and other shorter-term investments although the difference between loan and securities yields was much less in 2008 compared to previous periods primarily due to the more significant decreases in short term rates (i.e., prime rate) to which loans are more directly correlated in comparison to the more modest decreases in longer term rates to which investments are more directly correlated.

- During 2008, overall deposit rates were less than in 2007. Changes in interest rates paid on such products as interest checking, savings and money market accounts, securities sold under agreements to repurchase and Federal funds purchased will generally increase or decrease in a manner that is consistent with changes in the short-term rate environment. There was a significant decrease in the short-term rate environment during 2008 when compared to 2007. As a result, the rates for those products experienced a large decrease between the two periods. However, competitive deposit pricing pressures in our market limited our ability to reduce our funding costs more aggressively and negatively impacted our net interest margin. We routinely monitor the pricing of deposit products by our primary competitors. We believe that our markets are very competitive banking markets with several new market entrants seeking deposit growth. As a result, even though the short-term rate environment may allow for rate decreases in our short-term funding base, these decreases will be limited by competitive pressures. During 2007, overall deposit rates were higher than in 2006 primarily due to competitive pressures.

- During 2008, the average balances of noninterest bearing deposit balances, interest bearing transaction accounts, savings and money market accounts and securities sold under agreements to repurchase amounted to 47% of our total funding compared to 61% in 2007 and 62% in 2006. The decrease in these products as a percentage of total funding is attributable to the competitiveness of these products among the local banking franchises and the significant growth we have experienced as we have elected to fund lending opportunities thru noncore sources. These funding sources generally have lower rates than do other funding sources, such as certificates of deposit and other borrowings. Additionally, noninterest bearing deposits comprised only 10% of total funding in 2008, compared to 12% in 2007 and 17% in 2006. Maintaining our noninterest bearing deposit balances in relation to total funding is critical to maintaining and growing our net interest margin. Management places a great deal of emphasis on this particular product.

- Also impacting the net interest margin during 2008 was a higher amount of floating rate subordinated indebtedness outstanding. The average balances of subordinated indebtedness increased from $37 million in 2006 to $57 million in 2007 to $88 million in 2008. The interest rate charged on this indebtedness is generally higher than other funding sources. In October 2007, we issued an additional $30 million in floating rate subordinated indebtedness to largely fund the cash component of the Mid-America purchase price. The rate we are required to pay on this indebtedness is 285 points over three-month LIBOR. In August 2008, Pinnacle National issued $15 million in additional subordinated indebtedness at a rate of 350 points over three-month LIBOR. Proceeds from this issuance are expected to be used for the anticipated growth of Pinnacle Financial. These spreads are higher than the spreads associated with our other forms of subordinated indebtedness which were issued in previous periods.

During 2008, the yield curve steepened which is advantageous for most banks, including us, as we use a significant amount of short-term funding to fund our balance sheet growth. This short-term funding comes in the form of checking accounts, savings accounts, money market accounts, short-term time deposits and securities sold under agreements to repurchase. Rates paid on these short-term deposits generally correlate to the Federal funds rate and short term treasury rates. During most of 2007, the Federal funds rate was higher than other longer term treasuries (i.e., an inverted yield curve). As a result, for most of 2007, depositors tended to maintain their funds in shorter-term deposit accounts where they could achieve a higher yield on their deposit balances and did not concern themselves with long-term products because there was not enough yield for them to justify the longer maturity. In a more traditional rate environment, depositors typically would either accept a lesser rate for more liquid deposit accounts or choose a higher rate for a longer-term time deposit.

During the fourth quarter of 2008, the Federal Reserve, in response to increasing economic instability, reduced the targeted Federal funds rate such that the targeted rate at year end 2008 was less than 0.25%. This reduction together with previous Federal Reserve rate reductions in 2008 has facilitated the continual compression of our net interest margins as we experience reduced yields on a significant portion of our earning asset base and have not been able to counter this impact via reduced funding costs quickly. Generally, we expect over an extended period of time to reduce our funding costs following a Federal Reserve rate reduction but competitive pricing pressures may limit the speed and the size of any such reductions. Traditionally, we maintain an asset sensitive balance sheet, thus when rates are stable to increasing our net interest margins should expand.

We believe we should be able to increase net interest income through overall growth in earning assets in 2009 compared to previous periods. The additional revenues provided by increased loan volumes should be sufficient to overcome any immediate increases in funding costs, and thus we should be able to increase our current net interest income. Our net interest margins will likely decrease during the early stages of 2009 due to continuing competitive deposit pricing in our markets. We have taken steps to counter the impact of these rate decreases on our floating rate assets (including prime rate loans) by reducing deposit rates to an appropriate level where we believe we can sustain our funding base. We believe it will take more time for our competition in our market to begin to price in the full impact of these rate decreases, and for competitive reasons, we will not be able to counter the full impact of these rate decreases during the early stages of 2009 but anticipate that should the rate environment stabilize we will be able to increase our margins during late first quarter and second quarter of 2009.

Rate and Volume Analysis. Net interest income increased by $38,503,000 between the years ended December 31, 2008 and 2007 and by $14,759,000 between the years ended December 31, 2007 and 2006. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (dollars in thousands):

	2008 Compared to 2007 Increase (decrease) due to			*2007 Compared to 2006 Increase (decrease) due to*		
	Rate	*Volume*	*Net*	*Rate*	*Volume*	*Net*
Interest-earning assets:						
Loans	$ (30,331)	$ 75,570	$ 45,239	$ 491	$ 37,392	$ 37,883
Securities:						
Taxable	730	8,740	9,470	51	1,296	1,347
Tax-exempt	279	2,054	2,333	16	1,034	1,050
Federal funds sold	(1,042)	(849)	(1,891)	(696)	1,651	955
Total interest-earning assets	(30,364)	85,515	55,151	(138)	41,373	41,235
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	(4,623)	1,505	(3,118)	1,390	2,845	4,235
Savings and money market	(8,567)	2,903	(5,664)	783	3,303	4,086
Certificates of deposit	(8,878)	32,986	24,108	2,943	10,376	13,319
Total deposits	(22,068)	37,394	15,326	5,116	16,524	21,640
Securities sold under agreements to repurchase	(4,904)	200	(4,704)	(223)	3,265	3,042
Federal Home Loan Bank advances and other borrowings	(705)	5,364	4,659	135	198	333
Subordinated debt	(534)	1,901	1,367	105	1,356	1,461
Total interest-bearing liabilities	(28,211)	44,859	16,648	5,134	21,342	26,476
Net interest income	$ (2,153)	$ 40,656	$ 38,503	$ (5,272)	$ 20,031	$ 14,759

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to $11,214,000, $4,720,000 and $3,732,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Based upon our evaluation of the loan portfolio, which is discussed more fully on page45, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2008. The impact of the Mid-America merger as well as the significant organic loan growth, increase in nonperforming loans and net-charge offs and an overall increase in our allowance for loan losses in relation to loan balances during 2008 were the primary reasons for the increase in the provision expense in 2008 when compared to 2007 with similar reasons for the increased provision expense in 2007 when compared to 2006.

Based upon management's assessment of the loan portfolio, we adjust our allowance for loan losses to an amount deemed appropriate to adequately cover probable losses in the loan portfolio. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by our regulators, they are necessarily approximate and imprecise. There are factors beyond our control, such as conditions in the local and national economy, the local real estate market or particular industry conditions which may negatively impact, materially, our asset quality and the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between quarterly and annual periods. Service charges on deposit accounts and other noninterest income generally reflect our growth, while investment services and fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loans and loan participations sold and gains on sales of investment securities may also vary widely from quarter to quarter and year to year. The Mid-America and Cavalry mergers also had a significant impact on the changes in noninterest income between the periods noted below.

The following is the makeup of our noninterest income for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	Years ended December 31,		*2008-2007 Percent Increase (Decrease)*	*Year ended December 31,*	*2007-2006 Percent Increase (Decrease)*
	2008	*2007*		*2006*	
Noninterest income:					
Service charges on deposit accounts	$ 10,735	$ 7,941	*35.2%*	$ 4,645	*71.0%*
Investment services	4,924	3,456	*42.5%*	2,463	*40.3%*
Insurance sales commissions	3,520	2,487	*41.5%*	2,123	*17.1%*
Gains on sales of loans and loan participations, net:					
Fees from the origination and sale of mortgage loans, net of sales commissions	3,074	1,619	*89.9%*	1,448	*11.8%*
Gains on loans and loan participations sold, net	970	239	*305.9%*	420	*(43.1)%*
Gain on sale of premises	1,030	75	*1273.3%*	-	*NA*
Trust fees	2,178	1,908	*14.2%*	1,181	*61.6%*
Other noninterest income:					
ATM and other consumer fees	4,043	2,822	*43.3%*	1,796	*57.1%*
Letters of credit fees	325	293	*10.9%*	506	*(42.1)%*
Bank-owned life insurance	869	631	*37.7%*	470	*34.3%*
Equity in earnings of Collateral Plus, LLC	95	274	*(65.3)%*	120	*128.3%*
Swap fees on customer loan transactions, net	892	95	*838.9%*	-	*NA*
Visa related gains	203	-	*NA*	-	*NA*
Loan late fees	980	345	*184.1%*	175	*97.1%*
Gain on sale of investment securities, net	-	16	*(100.0)%*	-	*NA*
Other noninterest income	880	320	*175.00%*	439	*(10.0)%*
Total noninterest income	$ 34,718	$ 22,521	*54.2%*	$ 15,786	*42.7%*

Service charge income for 2008 increased over that of 2007 due to the addition of the Mid-America customers including an increased number of customers utilizing overdraft protection products and an increased per item insufficient fund charge. Service charge income for 2007 increased over that of 2006 due to increased volumes from our Rutherford County market and an increase in the number of Nashville deposit accounts subject to service charges. Also the increase in service charges in 2008 when compared to 2007 was impacted by a decreased earnings credit rate provided by Pinnacle National to its commercial deposit customers. This earnings credit rate serves to reduce the deposit service charges for our commercial customers and is based on the average balances of their checking accounts at Pinnacle National.

Also included in noninterest income are commissions and fees from our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. At December 31, 2008, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $686 million in brokerage assets held with Raymond James Financial Services, Inc. compared to $878 million at December 31, 2007. Additionally, at December 31, 2008, our trust department was receiving fees on approximately $588 million in assets compared to $464 million at December 31, 2007. We increased the number of licensed brokers in Pinnacle Asset Management and in our trust area in 2008, and we anticipate continuing to increase our capacity in these areas in 2009. In 2008, we earned $3.5 million in insurance commissions compared to $2.5 million in 2007 and $2.1 million in 2006. Following our merger with Cavalry in March of 2006, we began to offer trust services through Pinnacle National's trust division and insurance services through Miller and Loughry Insurance Services, Inc. During the first three months of 2008, Miller Loughry Beach received approximately $450,000 in fees from one of its insurance carriers due to favorable claims experience by that carrier.

Additionally, fees from the origination and sale of mortgage loans also provided for a significant portion of the increase in noninterest income. These mortgage fees are for loans originated in both the middle Tennessee and Knoxville markets that are subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and decrease in rising interest rate environments. As a result, mortgage origination fees may fluctuate greatly in response to a changing rate environment. Also, impacting mortgage origination fees are the number of mortgage originators we have offering these products. These originators are largely commission-based employees. The gross fees from the origination and sale of mortgage loans have been offset by the commission expense associated with these originations. We have steadily increased the number of originators working for us over the years and plan to continue to increase our mortgage origination work force in 2009.

We also sell certain commercial loan participations to our correspondent banks. Such sales are primarily related to new lending transactions in excess of internal loan limits or industry concentration limits. At December 31, 2008 and pursuant to participation agreements with these correspondents, we had participated approximately $125 million of originated commercial loans to these other banks compared to $110 million at December 31, 2007. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide that we pay the correspondent less than the loan's contracted interest rate. Pursuant to SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of Financial Accounting Standards Board ("FASB") Statement No. 125,"* in those transactions whereby the correspondent is receiving a lesser amount of interest than the amount owed by the customer, we record a net gain along with a corresponding asset representing the present value of our net retained cash flows. The resulting asset is amortized over the term of the loan. Conversely, should a loan be paid prior to maturity, any remaining unamortized asset is charged as a reduction to gains on loan participations sold. We recorded gains, net of amortization expense related to the aforementioned retained cash flow asset, of $276,000, $239,000 and $420,000 during each of the years in the three-year period ended December 31, 2008 related to the loan participation transactions. Additionally, Pinnacle Financial recognized a gain of $695,000 during 2008 related to the sale of four related impaired loans to a group of outside investors. We intend to maintain relationships with our correspondents in order to sell participations in future loans to these or other correspondents primarily due to limitations on loans to a single borrower or industry concentrations. In general, the Mid-America and Cavalry mergers and the sale of common and preferred stock in 2008 have resulted in an increase in capital which has resulted in increased lending limits for such items as loans to a single borrower and loans to a single industry such that our need to participate such loans in the future may be reduced. In any event, the timing of participations may cause the level of gains, if any, to vary significantly.

During the second quarter of 2008 and as a result of our merger with Mid-America, we sold a legacy Pinnacle branch and a legacy Mid-America branch for a combined net gain of $1.0 million. These branch divestures were related to facilities only and did not include any financial assets or deposit accounts.

Included in other noninterest income are miscellaneous consumer fees, such as ATM revenues, merchant card and other electronic banking revenues. We experienced a significant increase in these revenues in 2008 compared to 2007 due primarily to the merger with Mid-America and increased volumes from new customers.

Also included in other noninterest income is $892,000 and $95,000 for the years ended December 31, 2008 and 2007, respectively, in fees we receive when we originate an interest rate swap transaction for an individual commercial borrower and a counterparty interest rate swap transaction with a third party provider. This amount will fluctuate significantly based on both borrower demand for this product and the interest rate environment. We also increased the value of our bank-owned life insurance $869,000 during 2008 when compared to the $631,000 during 2007 and $470,000 during 2006. This was due primarily to the purchase of $18 million in new bank owned life insurance policies during the fourth quarter of 2007. In connection with the Cavalry merger, we became the owner and beneficiary of several life insurance policies on former Cavalry directors and executives. These policies were acquired by Cavalry in connection with a supplemental retirement plan for these former Cavalry directors and executives.

At the end of 2004, we formed a wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. ("PCEH"). PCEH owns a 24.5% interest in Collateral Plus, LLC, which is accounted for under the equity method. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. Our equity in the earnings of Collateral Plus, LLC for the years ended December 31, 2008, 2007 and 2006 was $95,000, $274,000 and $120,000, respectively.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	Years ended December 31, 2008	Years ended December 31, 2007	2008-2007 Percent Increase (Decrease)	Year ended December 31, 2006	2007-2006 Percent Increase (Decrease)
Noninterest expense:					
Salaries and employee benefits:					
Salaries	$ 32,391	$ 24,204	*33.8%*	$ 18,017	*34.3%*
Commissions	2,696	1,778	*51.6%*	1,298	*37.0%*
Other compensation, primarily incentives	2,421	2,602	*(7.0)%*	4,209	*(38.2)%*
Equity compensation expenses	2,347	2,100	*11.8%*	1,475	*42.4%*
Employee benefits and other	9,541	5,462	*74.7%*	2,470	*121.1%*
Total salaries and employee benefits	49,396	36,146	*36.7%*	27,469	*31.6%*
Equipment and occupancy	16,600	10,261	*61.8%*	7,522	*36.4%*
Other real estate	1,403	160	*776.9%*	-	*NA*
Marketing and business development	1,916	1,677	*14.3%*	1,234	*35.9%*
Postage and supplies	2,953	1,995	*48.0%*	1,510	*32.1%*
Amortization of core deposit intangible	3,101	2,144	*44.6%*	1,783	*20.2%*
Other noninterest expense:					
Professional fees	1,120	1,690	*(33.7)%*	1,135	*48.9%*
Legal, including borrower-related charges	1,216	437	*178.3%*	310	*41.0%*
OCC exam fees	509	365	*39.5%*	257	*42.0%*
Directors' fees	530	233	*127.5%*	257	*(9.3)%*
Insurance, including FDIC assessments	3,039	1,278	*137.8%*	687	*86.0%*
Charitable contributions	465	334	*39.2%*	186	*79.6%*
Other noninterest expense	5,114	3,138	*63.0%*	2,638	*18.95%*
Total other noninterest expense	11,993	7,475	*60.4%*	5,470	*36.7%*
Merger related expense	7,116	622	*1044.1%*	1,636	*(62.0)%*
Total noninterest expense	$ 94,478	$ 60,480	*56.2%*	$ 46,624	*29.7%*

Expenses have generally increased between the above periods due to our mergers with Mid-America and Cavalry, personnel additions occurring throughout each period, the continued development of our branch network and other expenses which increase in relation to our growth rate. We anticipate continued increases in our expenses in the future for such items as additional personnel, the opening of additional branches, audit expenses and other expenses which tend to increase in relation to our growth. Equity compensation expense is related to stock options and restricted shares awarded to our associates. The expense in each year is awards that we have issued, but for which the forfeiture restrictions have not yet lapsed.

At December 31, 2008, we employed 719.0 full time equivalent employees compared to 702.0 at December 31, 2007 and 404.0 at the end of 2006. We intend to continue to add employees to our work force for the foreseeable future, which will cause our salary and employee benefits costs to increase in future periods.

We believe that variable pay incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and unlike many other financial institutions, all of our non-commissioned employees are eligible to participate in an annual cash incentive plan. Under the plan, the targeted level of incentive payments requires the Company to achieve a certain soundness threshold and a targeted earnings per share. To the extent that actual earnings per share are above or below targeted earnings per share, the aggregate incentive payments are increased or decreased. Additionally, our Human Resources and Compensation Committee (the "Committee") of the Board of Directors has the ability to change the parameters of the variable cash award at any time prior to final distribution of the awards in order to take into account current events and circumstances and maximize the benefit of the awards to our firm and to the associates.

Included in the salary and employee benefits amounts for the years ended December 31, 2008, 2007 and 2006, were $1,706,000, $2,373,000 and $4,104,000, respectively, related to variable cash awards. This expense will fluctuate from year to year and quarter to quarter based on the estimation of achievement of performance targets and the increase in the number of associates eligible to receive the award. In 2008 and 2007, the Committee approved the payment of cash incentive awards under the 2008 and 2007 plans at a percentage that was generally higher than would have been otherwise payable under the terms of the plans. For 2008, qualifying associates received approximately 25% of their targeted award. Also in 2008, certain officers, including five executive officers, who did not receive a cash incentive award for the 2007 fiscal year received special cash incentive payments following the integration of the Mid-American bank subsidiaries with Pinnacle National. In 2007, and at their request, five of our executive officers (President and Chief Executive Officer, Chairman of the Board, Chief Administrative Officer, Chief Financial Officer and Chief Credit Officer), did not receive any cash incentive payments under our 2007 cash incentive plan in order for the associate base to be paid an increased amount. As a result, qualifying associates received approximately 50% of their targeted award. For 2006, the actual award to be paid to qualifying associates equaled 120% of their targeted award as our actual earnings for 2006 exceeded our 2006 earnings target under the 2006 plan, adjusted for the impact of the merger related expenses incurred in connection with the Cavalry acquisition.

The incentive plan for 2009 is structured similarly to prior year plans in that the award is based on the achievement of certain performance objectives. Because of the relative experience of our associates, our compensation costs are, and we expect will continue to be, higher on a per associate basis than other financial institutions of a similar asset size; however, we believe the experience and engagement of our associates also allows us to employ fewer people than most financial institutions our size.

In connection with our merger with Mid-America, all former associates of Mid-America that were displaced by our merger were granted a retention bonus award provided they worked through a predetermined date. Also, those associates that continued as Pinnacle Financial associates following the merger were eligible for a retention bonus should they continue their employment through December 31, 2008. This retention bonus award was paid to the former associates of Mid-America in January, 2009 and amounted to approximately $4.7 million. This award was treated as a merger related expense in 2008. As a result of these associates agreeing to a retention bonus award, they did not participate in any of our other cash or equity incentive award plans in 2008, but will participate in all such plans in 2009.

Equipment and occupancy expenses in 2008 were greater than in 2007 by $6.3 million and in 2007 these expenses were greater than the 2006 amount by $2.7 million. These increases are primarily attributable to our market expansion to Knoxville, Tennessee, our new branch facility in the Donelson area of Nashville which opened in the first quarter of 2007, expenses associated with the eleven Mid-America branches which were acquired on November 30, 2007 which represented a full year of expense in 2008 and expenses associated with the Cavalry merger which occurred in March of 2006. We have also increased our leased main office space during the three years ended December 31, 2008 and will move into a new leased office space in late 2009 or early 2010 that will be our headquarters. These additions contributed to the increase in our equipment and occupancy expenses throughout the three year period and will contribute to increases in expenses in the future as we construct new facilities, including new facilities currently planned in both the Nashville and Knoxville MSAs.

Marketing and other business development and postage and supplies expenses are higher in 2008 compared to 2007 and 2006 due to increases in the number of customers and prospective customers; increases in the number of customer contact personnel and the corresponding increases in customer entertainment; and other business development expenses. The addition of customers from the Mid-America and Cavalry mergers had a direct impact on these increased charges.

Included in noninterest expense for 2008, 2007 and 2006 is $3.1 million, $2.1 million and $1.8 million, respectively, of amortization of intangibles related primarily to the Mid-America and Cavalry mergers. For Mid-America, this identified intangible is being amortized over ten years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For Cavalry, this identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. Amortization expense associated with these core deposit intangibles will approximate $2.4 million to $2.9 million per year for the next five years with lesser amounts for the remaining years. Additionally, in connection with our acquisition of Beach and Gentry in July of 2008, we recorded a customer list intangible of $1,270,000 which is being amortized over 20 years on an accelerated basis. Amortization of this intangible amounted to $60,000 during 2008.

Additionally, for the years ended December 31, 2008 and 2007, we incurred $7,116,000 and $622,000, respectively, of merger related expenses directly associated with the Mid-America merger. The merger related expenses consisted of integration costs incurred in connection with the merger, including approximately $4.7 million of retention bonuses for Mid-America associates, $999,000 in conversion-related incentive payments and other personnel costs, $826,000 in information technology conversion costs and $559,000 in other integration charges. We do not anticipate any additional merger related expenses associated with the Mid-America transaction in 2009. For the year ended December 31, 2006, we incurred $1,636,000 of merger related expenses directly associated with the Cavalry merger. The merger related charges consisted of integration costs incurred in connection with the merger, including accelerated depreciation associated with software and other technology assets whose useful lives were shortened as a result of the Cavalry acquisition.

Other noninterest expenses increased 60.4% in 2008 over 2007 and 36.7% in 2007 over 2006. Most of these increases are attributable to increased legal fees, insurance and other expenses which are incidental variable costs related to deposit gathering and lending. Examples include expenses related to ATM networks, correspondent bank service charges, check losses, appraisal expenses, closing attorney expenses and other items which have increased significantly as a result of the Mid-America merger.

Recently, the Federal Deposit Insurance Corporation (FDIC) finalized its deposit insurance assessment rates for 2009. As a result of the requirement to increase the FDIC's Bank Insurance Fund to statutory levels over a prescribed period of time and increased pressure on the fund's reserves due to the increasing number of bank failures, FDIC insurance costs for 2009 will be significantly higher for all insured depository institutions. We anticipate our insurance costs to increase 100% in 2009 as our deposit assessment rate will increase from approximately 5 basis points of our deposits to approximately 10 basis points.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 63.4% in 2008 compared to 61.6% in 2007 and to 60.8% in 2006, including the merger related expenses associated with the Mid-America and Cavalry mergers. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue.

Income Taxes. The effective income tax expense rate for the year ended December 31, 2008 was approximately 28.6%, compared to an effective income tax expense rate for years ended December 31, 2007 and 2006 of approximately 30.2% and 32.1%, respectively. The decrease in the effective rate for 2008 compared to 2007 and 2006 was due to increased investment in bank qualified municipal securities, state tax credits, and increased tax savings from our captive insurance subsidiary, PNFP Insurance, Inc.

Preferred stock dividends and preferred stock discount accretion –Reducing net income available for common shareholders is $264,000 of preferred stock dividends and $45,000 of accretion on preferred stock discount. On December 12, 2008, we received $95.0 million from the sale of preferred stock to the U.S. Treasury as a result of our participation in the CPP. The Series A preferred stock we sold the U.S. Treasury pays cumulative dividends quarterly at a rate of 5 percent per annum for the first five years and 9 percent thereafter.

Additionally, we issued 534,910 common stock warrants to the U.S. Treasury as a condition to our participation in the CPP. The warrants have an exercise price of $26.64 each, are immediately exercisable and expire 10 years from the date of issuance. Based on a Black Scholes options pricing model, the warrants have been assigned a fair value of $11.86 per warrant, or $6.7 million in the aggregate, as of December 12, 2008. As a result, the $6.7 million has been recorded as the discount on the preferred stock obtained above and will be accreted as a reduction in net income available for common shareholders over the next five years at approximately $1.1 million to $1.3 million per year.

Financial Condition

Our consolidated balance sheet at December 31, 2008 reflects significant growth since December 31, 2006. Total assets grew from $2.14 billion at December 31, 2006 to $3.79 billion at December 31, 2007 to $4.75 billion at December 31, 2008. Total deposits grew $608 million during 2008 and $1.30 billion during 2007. Excluding the deposits acquired with the Mid-America acquisition on November 30, 2007 of $957 million, total deposits increased by $346 million in 2007. We invested substantially all of the additional deposits and other fundings in loans, which grew by $605 million during 2008 and $1.25 billion (of which $865 million was acquired with the Mid-America acquisition) during 2007, and securities, which increased by $327 million in 2008 and $176 million in 2007 (of which $148 million was acquired with the Mid-America acquisition).

Loans. The composition of loans at December 31st for each of the past five years and the percentage (%) of each classification to total loans are summarized as follows (dollars in thousands):

	2008		*2007*		*2006*		*2005*		*2004*	
	Amount	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Commercial real estate - Mortgage	$ 963,530	28.7%	$ 710,546	25.9%	$ 284,302	19.0%	$148,102	22.9%	$117,123	24.8%
Consumer real estate - Mortgage	675,606	20.1%	539,768	19.6%	299,627	20.0%	169,953	26.2%	126,907	26.9%
Construction and land development	658,799	19.6%	582,959	21.2%	253,097	16.9%	67,667	10.4%	23,419	5.0%
Commercial and industrial	966,563	28.8%	794,419	28.9%	608,530	40.6%	239,129	36.9%	189,456	40.1%
Consumer and other loans	90,409	2.8%	121,949	4.4%	52,179	3.5%	23,173	3.6%	15,457	3.2%
Total loans	$3,354,907	100.0%	$2,749,641	100.0%	$1,497,735	100.0%	$648,024	100.0%	$472,362	100.0%

During the year ended December 31, 2007, our loan balances increased by $1.25 billion, or 83.6%. Approximately $865 million of this increase was due to the Mid-America acquisition while $387 million was attributable to organic growth. Our organic growth rate equates to approximately 26% for the year ended December 31, 2007. The Mid-America loan portfolio had a significant impact on our loan portfolio volumes as well as mix of loans as Mid-America had a larger percentage of commercial real estate loans in comparison to our loans.

Although the allocation of our loan portfolio did not change significantly between 2008 and 2007, we did experience an increase of 35.6% in the commercial real estate classification. We continue to have loan demand for our commercial real estate and construction lending products, and we will continue to pursue sound, prudently underwritten real estate lending opportunities. Because these types of loans require that we maintain effective credit and construction monitoring systems, we have increased our resources in this area. We believe we can effectively manage this area of exposure due to our strategic focus of hiring experienced professionals who are well-trained in this type of lending and who have significant experience in our geographic market. After the integration of the Mid-America loan portfolio in early 2008, certain loan balances previously reported at December 31, 2007 have been reclassified to be consistent with the December 31, 2008 classification.

During the year ended December 31, 2006, and primarily due to the Cavalry merger, we increased the percentage of our outstanding loans in construction and land development loans significantly. These types of loans require that we maintain effective credit and construction monitoring systems. Also as a result of the Cavalry merger, we also increased our resources in this area so that we can attempt to effectively manage this area of exposure through utilization of experienced professionals who are well-trained in this type of lending and who have significant experience in our geographic market.

We periodically analyze our commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. We use broadly accepted industry classification systems in order to classify borrowers into various industry classifications. As a result, we have a credit exposure (loans outstanding plus unfunded commitments) exceeding 25% of Pinnacle National's total risk-based capital to borrowers in the following industries at December 31, 2008 and December 31, 2007 (dollars in thousands):

	At December 31, 2008			
	Outstanding Principal Balances	*Unfunded Commitments*	*Total exposure*	*Total Exposure at December 31, 2007*
Lessors of nonresidential buildings	$ 338,616	$ 68,182	$ 406,798	$ 249,959
Lessors of residential buildings	138,352	20,909	159,261	135,413
Land subdividers	237,667	82,034	319,701	283,327
New housing operative builders	201,741	59,884	261,625	269,744
Trucking industry	76,419	23,234	99,653	109,118
New single family housing construction	45,038	12,980	58,018	104,980

The following table classifies our fixed and variable rate loans at December 31, 2008 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2008				
	Fixed Rates	***Variable Rates***	***Totals***	***At December 31, 2008***	***At December 31, 2007***
Based on contractual maturity:					
Due within one year	$ 251,279	$ 1,121,591	$ 1,372,870	*40.9%*	*44.5%*
Due in one year to five years	835,839	469,983	1,305,821	*38.9%*	*39.9%*
Due after five years	141,232	534,983	676,216	*20.2%*	*15.6%*
Totals	$ 1,228,350	$ 2,126,557	$ 3,354,907	*100.0%*	*100.0%*
Based on contractual repricing dates:					
Daily floating rate	$ -	$ 1,401,972	$ 1,401,972	*41.8%*	*40.0%*
Due within one year	251,279	597,339	848,617	*25.3%*	*21.2%*
Due in one year to five years	835,839	112,748	948,587	*28.3%*	*32.4%*
Due after five years	141,232	14,498	155,731	*4.6%*	*6.4%*
Totals	$ 1,228,350	$ 2,126,557	$ 3,354,907	*100.0%*	*100.0%*

The above information does not consider the impact of scheduled principal payments. Daily floating rate loans are tied to Pinnacle National's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes.

Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio include, but are not limited to, a general downturn in the economy which could affect employment rates in our market areas, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of laws and regulations.

We attempt to reduce these economic and credit risks by adherence to loan to value guidelines for collateralized loans, by investigating the creditworthiness of the borrower and by monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 15% of Pinnacle National's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral which would approximate $63.7 million. Furthermore, we have an internal limit for aggregate credit exposure (loans outstanding plus unfunded commitments) to a single borrower of $22 million. Our loan policy requires that our Executive Committee to the board of directors approve any relationships that exceed this internal limit.

At December 31, 2008 we had $29.2 million in nonperforming assets compared to $21.4 at December 31, 2007, a 36.6% increase. A significant contributor to this increase is a weaker housing sector. Although we believe the dislocations in the Nashville and Knoxville housing sectors have not been as severe as many other areas of our country, we have noted weakness with respect to several specific clients who focus on residential construction and residential land development within our trade areas.

The Greater Nashville Association of Realtors ("GNAR") reported that the average median residential home price for the quarter ended December 31, 2008 was $163,800, a decrease of 13.2% from the same quarter in 2007. GNAR also reported that the number of residential inventory at December 31, 2008 was 12,900 homes, a decrease of 4.7% from a year earlier. These statistics represent a generally weaker housing market than a year earlier in that median home prices have fallen indicating that home values have decreased and although fewer homes for sale could be considered a positive in this market, it also represents that fewer home owners are willing to consider selling their home and subsequently acquiring another home.

An extended recessionary period will likely cause our construction and land development loans to underperform and our nonperforming assets and loan losses to increase. We believe our nonperforming asset levels will remain elevated for at least the next several quarters as we work diligently to remediate these assets.

We have enhanced our credit administration resources dedicated to the residential construction and residential development portfolios by assigning senior executives and bankers to these portfolios. These individuals meet frequently to discuss the performance of the portfolio and specific relationships with emphasis on the underperforming assets. Their objective is to identify relationships that warrant continued support and remediate those relationships that will tend to cause our portfolio to underperform over the long term. We have reappraised many nonperforming assets to ascertain appropriate valuations, and we continue to systematically review these valuations as new data is received.

We discontinue the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2008, we had $10.9 million in loans on nonaccrual compared to $19.7 million at December 31, 2007, of which $5.1 million and $10.2 million, respectively, were residential construction and land development loans. The decrease in nonperforming loans between December 31, 2008 and December 31, 2007 was primarily related to the foreclosure of certain nonperforming loans and the subsequent transfer of those balances to other real estate owned.

At December 31, 2008, we owned $18.3 million in real estate which we had acquired, usually through foreclosure, from borrowers compared to $1.7 million at December 31, 2007. Substantially all of these amounts relate to new home construction and residential development projects that are either completed or are in various stages of construction for which we believe we have adequate collateral. Approximately 98.1% of these assets are located within the Nashville MSA.

There were $1.5 million of other loans 90 days past due and still accruing interest at December 31, 2008 compared to $1.61 million at December 31, 2007. At December 31, 2008 and 2007, no loans were deemed to be restructured loans.

The following table is a summary of our nonperforming assets at December 31st for each of the years in the five year period ended December 31, 2008 (dollars in thousands):

	At December 31,				
	2008	***2007***	***2006***	***2005***	***2004***
Nonaccrual loans (1)	$ 10,860	$ 19,677	$ 7,070	$ 460	$ 561
Restructured loans	-	-	-	-	-
Other real estate owned	18,306	1,673	995	-	-
Total nonperforming assets	29,166	21,350	8,065	460	561
Accruing loans past due 90 days or more	1,508	1,613	737	-	146
Total nonperforming assets and accruing loans past due 90 days or more	$ 30,674	$ 22,963	$ 8,802	$ 460	$ 707
Total loans outstanding	$3,354,907	$2,749,641	$1,497,735	$ 648,024	$ 472,362
Ratio of nonperforming assets and accruing loans past due 90 days or more to total loans outstanding at end of period	0.91%	0.84%	0.59%	0.07%	0.15%
Ratio of nonperforming assets and accruing loans past due 90 days or more to total allowance for loan losses at end of period	84.08%	80.66%	54.61%	5.85%	12.51%

(1) Interest income that would have been recorded in 2008 related to nonaccrual loans was $1,574,000 compared to $485,000 for the year ended December 31, 2007 and $283,000 for the year ended December 31, 2006, none of which is included in interest income or net income for the applicable periods.

At February 12, 2009, the nonperforming assets had increased to approximately $31.5 million. We anticipate that we will experience increased levels of nonperforming assets during 2009.

Potential Problem Loans. Potential problem loans, which are not included in nonperforming loans, amounted to approximately $27.8 million, or 0.83% of total loans outstanding at December 31, 2008, compared to $15.3 million, or 0.56% of total loans outstanding at December 31, 2007. Potential problem loans represent those loans with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the OCC, Pinnacle National's primary regulator, for loans classified as substandard, excluding the impact of nonperforming loans. At February 12, 2009, the potential problem loans had decreased slightly to approximately $26.7 million.

In addition to potential problem loans, criticized loans are those loans with above-average weakness as identified by our internal loan review processes. These are loans are in varying stages of review by our officers with the review objective being to determine whether there is well-defined weakness, which would require a downgrade to a potential problem loan or a nonperforming loan, or whether the credit weakness is stable or improving which would warrant a continued criticized loan grade or an upgrade to a passing credit grade. Typically, all criticized loans are performing loans and are thus not impaired. At December 31, 2008, approximately $78.4 million, or 2.34% of total loans outstanding were criticized loans. At February 12, 2009, criticized loans had increased to approximately $105.1 million due primarily to one loan that was downgraded subsequent to December 31, 2008.

Allowance for Loan Losses (allowance). We maintain the allowance at a level that our management deems appropriate to adequately cover the probable losses inherent in the loan portfolio. As of December 31, 2008 and December 31, 2007, our allowance for loan losses was $36.5 million and $28.5 million, respectively, which our management deemed to be adequate at each of the respective dates. The judgments and estimates associated with our allowance determination are described under "Critical Accounting Estimates" above.

The following table sets forth, based on management's best estimate, the allocation of the allowance to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage of loans in each category to total loans (dollars in thousands):

	2008		*2007*		*2006*		*2005*		*2004*	
	Amount	***Percent***	***Amount***	***Percent***	***Amount***	***Percent***	***Amount***	***Percent***	***Amount***	***Percent***
Commercial real estate - Mortgage	$11,523	28.7%	$ 8,068	25.9%	$ 4,550	19.0%	$ 1,488	22.9%	$ 1,205	24.8%
Consumer real estate - Mortgage	5,149	20.1%	1,890	19.6%	913	20.0%	1,286	26.2%	869	26.9%
Construction and land development	7,899	19.6%	4,897	21.2%	2,869	16.9%	690	10.5%	227	5.0%
Commercial and industrial	9,966	28.8%	11,660	28.9%	6,517	40.6%	2,305	36.9%	1,711	40.0%
Consumer and other loans	1,372	2.8%	1,400	4.4%	870	3.5%	552	3.5%	396	3.3%
Unallocated	575	NA	555	NA	399	NA	1,537	NA	1,242	NA
Total allowance for loan losses	$36,484	100.0%	$28,470	100.0%	$ 16,118	100.0%	$ 7,858	100.0%	$ 5,650	100.0%

In periods prior to 2006, the unallocated portion of the allowance consisted of dollar amounts specifically set aside for certain general factors influencing the allowance. These factors included ratio trends and other factors not specifically allocated to each category. Establishing the percentages for these factors was largely subjective but was supported by economic data, changes made in lending functions, and other support where appropriate. In 2006, the unallocated portion decreased significantly, due to application of a more comprehensive and refined methodology to assess the adequacy of our allowance for loan losses. The methodology was refined to embed many of the factors previously included in the unallocated portion of the allowance to the allocated amounts above for each category. This enhancement established a methodology whereby national and economic factors, concentrations in market segments, loan review and portfolio performance could be assigned to these specific categories.

The following is a summary of changes in the allowance for loan losses for each of the years in the five year period ended December 31, 2008 and the ratio of the allowance for loan losses to total loans as of the end of each period (dollars in thousands):

	For the year ended December 31,				
	2008	***2007***	***2006***	***2005***	***2004***
Balance at beginning of period	$ 28,470	$ 16,118	$ 7,858	$ 5,650	$ 3,719
Provision for loan losses	11,214	4,720	3,732	2,152	2,948
Allowance from Mid-America (2007) and Cavalry (2006) acquisitions	-	8,695	5,102	-	-
Charged-off loans:					
Commercial real estate - Mortgage	(62)	(22)	-	-	-
Consumer real estate - Mortgage	(1,144)	(364)	(46)	(38)	(834)
Construction and land development	(2,172)	(271)	-	-	-
Commercial and industrial	(773)	(326)	(436)	(61)	(50)
Consumer and other loans	(982)	(359)	(336)	(109)	(148)
Total charged-off loans	(5,133)	(1,342)	(818)	(208)	(1,032)
Recoveries of previously charged-off loans:					
Commercial real estate - Mortgage	731	-	-	-	-
Consumer real estate - Mortgage	3	125	-	231	-
Construction and land development	55	1	-	-	2
Commercial and industrial	844	51	166	3	-
Consumer and other loans	300	102	78	30	13
Total recoveries of previously charged-off loans	1,933	279	244	264	15
Net (charge-offs) recoveries	(3,200)	(1,063)	(574)	56	(1,017)
Balance at end of period	$ 36,484	$ 28,470	$16,118	$ 7,858	$ 5,650
Ratio of allowance for loan losses to total loans outstanding at end of period	1.09%	1.04%	1.08%	1.21%	1.20%
Ratio of net charge-offs (recoveries) to average loans outstanding for the period	0.11%	0.06%	0.05%	(0.01)%	0.27%

As noted in our critical accounting policies, management assesses the adequacy of the allowance prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon management's evaluation of the loan portfolios, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance increased by $8.0 million between December 31, 2008 and December 31, 2007 and the ratio of our allowance for loan losses to total loans outstanding increased to 1.09% at December 31, 2008 from 1.04% at December 31, 2007.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds, state and municipal securities and mortgage-backed securities, amounted to $849.8 million and $522.7 million at December 31, 2008 and 2007, respectively. Our investment portfolio serves many purposes including serving as a stable source of income, collateral for public funds and as a potential liquidity source.

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories but are listed below these categories as of December 31, 2008 and 2007 (dollars in thousands):

	At December 31,									
	U.S. Treasury securities		*U.S. government agency securities*		*State and Municipal securities*		*Corporate securities*		*Totals*	
	Amount	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*
At December 31, 2008:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ 7,499	4.0%	$ 606	3.8%	$ 859	3.5%	$ 8,964	3.9%
Due in one year to five years	-	- %	6,611	4.4%	12,882	3.5%	-	- %	19,493	3.8%
Due in five years to ten years	-	- %	26,008	5.2%	56,143	3.9%	522	4.1%	82,673	4.3%
Due after ten years	-	- %	24,305	5.6%	65,194	4.3%	243	5.3%	89,742	4.7%
	$ -	- %	$ 64,423	5.1%	$134,825	4.0%	$ 1,624	3.9%	200,872	4.4%
Mortgage-backed securities									638,357	5.6%
Total available-for-sale securities									$839,229	5.3%
Securities held-to-maturity:										
Due in one year or less	$ -	- %	$ -	- %	$ 481	3.2%	$ -	- %	$ 481	3.2%
Due in one year to five years	-	- %	1,998	4.2%	6,497	3.5%	-	- %	8,495	3.8%
Due in five years to ten years	-	- %	-	4.8%	1,575	3.9%	-	- %	1,575	3.9%
Due after ten years	-	- %	-	- %	-	- %	-	- %	-	- %
	$ -	- %	$ 1,998	4.3%	$ 8,553	3.5%	$ -	- %	10,551	3.8%
Mortgage-backed securities									-	- %
Total held-for-sale securities									$10,551	3.8%
At December 31, 2007:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ 16,612	4.3%	$ 12,463	5.2%	$ 490	3.4%	$ 29,565	4.7%
Due in one year to five years	-	- %	43,097	4.5%	27,089	5.3%	1,488	3.9%	71,674	4.8%
Due in five years to ten years	-	- %	6,774	5.1%	45,545	5.6%	-	5.2%	52,319	5.5%
Due after ten years	-	- %	3,180	4.9%	40,809	5.6%	400	5.4%	44,389	5.5%
	$ -	- %	$ 69,663	4.5%	$125,906	5.5%	$ 2,378	5.2%	197,947	5.2%
Mortgage-backed securities									297,705	4.9%
Total available-for-sale securities									$495,652	5.0%
Securities held-to-maturity:										
Due in one year or less	$ -	- %	$ -	- %	$ 1,578	5.0%	$ -	- %	$ 1,578	5.0%
Due in one year to five years	-	- %	15,750	4.2%	6,786	4.4%	-	- %	22,536	4.3%
Due in five years to ten years	-	- %	1,997	4.8%	922	5.0%	-	- %	2,919	4.8%
Due after ten years	-	- %	-	- %	-	- %	-	- %	-	- %
	$ -	- %	$ 17,747	4.3%	$ 9,286	4.6%	$ -	- %	27,033	4.4%
Mortgage-backed securities									-	- %
Total held-for-sale securities									$27,033	4.4%

We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range.

Deposits and Other Borrowings. We had approximately $3.53 billion of deposits at December 31, 2008 compared to $2.93 billion at December 31, 2007. Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which are typically associated with comprehensive treasury management programs for our commercial clients and provide the client with short-term returns for their excess funds) amounted to $184.3 million at December 31, 2008 and $156.1 million at December 31, 2007. Additionally, at December 31, 2008, we had borrowed $183.3 million in advances from the Federal Home Loan Bank of Cincinnati compared to $92.8 million at December 31, 2007.

Generally, banks classify their funding base as either core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $100,000 or greater. All other funding is deemed to be non-core. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2008 and December 31, 2007 (dollars in thousands):

	December 31, 2008	*Percent*	*December 31, 2007*	*Percent*
Core funding:				
Noninterest-bearing deposit accounts	$ 424,757	*10.4%*	$ 400,120	*12.1%*
Interest-bearing demand accounts	375,993	*9.2%*	410,661	*12.4%*
Savings and money market accounts	694,582	*17.0%*	742,354	*22.5%*
Time deposit accounts less than $100,000	570,443	*13.9%*	371,881	*11.2%*
Total core funding	2,065,775	*50.5%*	1,925,016	*58.2%*
Non-core funding:				
Time deposit accounts greater than $100,000				
Public funds	538,809	*13.2%*	104,902	*3.2%*
Brokered deposits	585,599	*14.3%*	163,188	*4.9%*
Other time deposits	343,062	*8.4%*	732,213	*22.2%*
Securities sold under agreements to repurchase	184,298	*4.5%*	156,071	*4.7%*
Federal Home Loan Bank advances and other borrowings	273,609	*6.7%*	141,666	*4.3%*
Subordinated debt – Pinnacle National	15,000	*0.4%*	-	-
Subordinated debt – Pinnacle Financial	82,476	*2.0%*	82,476	*2.5%*
Total non-core funding	2,022,853	*49.5%*	1,380,516	*41.8%*
Totals	$4,088,628	*100.0%*	$3,305,532	*100.0%*

Our funding policies limit the amount of non-core funding we can use to support our growth. As noted in the table above, our core funding decreased from 58.2% at December 31, 2007 to 50.5% at December 31, 2008. Although growing our core deposit base is a key strategic objective of our firm, we believe that our dependence on non-core funding will increase, but remain within our policies, as we continue to fund the rapid growth of our loan portfolio.

The amount of time deposits as of December 31, 2008 amounted to $2.0 billion. The following table shows our time deposits in denominations of under $100,000 and those of denominations of $100,000 and greater by category based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months and the weighted average rate for each category (dollars in thousands):

	Balances	*Weighted Avg. Rate*
Denominations less than $100,000		
Three months or less	$ 264,267	2.87%
Over three but less than six months	96,944	3.04%
Over six but less than twelve months	151,157	3.49%
Over twelve months	58,075	3.89%
	570,443	3.17%
Denomination $100,000 and greater		
Three months or less	625,066	2.23%
Over three but less than six months	281,961	3.42%
Over six but less than twelve months	397,448	3.77%
Over twelve months	162,996	4.15%
	1,467,471	3.09%
Totals	$ 2,037,914	3.11%

Subordinated debt. On December 29, 2003, we established PNFP Statutory Trust I; on September 15, 2005 we established PNFP Statutory Trust II; on September 7, 2006 we established PNFP Statutory Trust III and on October 31, 2007 we established PNFP Statutory Trust IV ("Trust I"; "Trust II"; "Trust III", "Trust IV" or collectively, the "Trusts"). All are wholly-owned Pinnacle Financial subsidiaries that are statutory business trusts. We are the sole sponsor of the Trusts and acquired each Trust's common securities for $310,000; $619,000; $619,000; and $928,000, respectively. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 for Trust I; $20,000,000 for Trust II; $20,000,000 for Trust III; and $30,000,000 for Trust IV and using the proceeds to acquire junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. At December 31, 2008, our $2,476,000 investment in the Trusts is included in investments in unconsolidated subsidiaries in the accompanying consolidated balance sheets and our $82,476,000 obligation is reflected as subordinated debt.

The Trust I Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (4.30% at December 31, 2008) which is set each quarter and matures on December 30, 2033. The Trust II Preferred Securities bear a fixed interest rate of 5.848% per annum through September 30, 2010 at which time the securities will bear a floating rate set each quarter based on a spread over 3-month LIBOR. The Trust II securities mature on September 30, 2035. The Trust III Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (3.11% at December 31, 2008) which is set each quarter and mature on September 30, 2036. The Trust IV Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (4.35% at December 31, 2008) which is set each quarter and mature on September 30, 2037.

Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. We guarantee the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured; bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta and the limitations on repurchase resulting from Pinnacle Financial's participation in the CPP, the Trust Preferred Securities may be redeemed subject to the limitations imposed under the CPP prior to maturity at our option on or after September 17, 2008 for Trust I; on or after September 30, 2010 for Trust II; September 30, 2011 for Trust III and September 30, 2012 for Trust IV. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities for the Trusts qualify as Tier I capital under current regulatory definitions subject to certain limitations. Debt issuance costs associated with Trust I of $120,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet. These debt issuance costs are being amortized over ten years using the straight-line method. There were no debt issuance costs associated with Trust II, Trust III or Trust IV.

On August 5, 2008, Pinnacle National entered into a $15 million subordinated term loan with a regional bank. The loan bears interest at three month LIBOR plus 3.5%, matures in 2015 and qualifies as 100% Tier 2 capital for regulatory capital purposes until 2010 and at a decreasing percentage each year thereafter. This additional bank level capital will be utilized to support our anticipated growth.

Holding Company Line of Credit. On February 28, 2008, we entered into a loan agreement for a $25 million line of credit with a regional bank. This line of credit has been used to support the growth of Pinnacle National. The balance owed pursuant to this line of credit at December 31, 2008 was $18 million and is included in other investments on the accompanying balance sheet. The $25 million line of credit has a one year term which matures on February 26, 2009, and contained customary affirmative and negative covenants regarding the operations of our business, a negative pledge on the common stock of Pinnacle National and is priced at 30-day LIBOR plus 125 basis points. We anticipate this line of credit will be renewed at substantially the same terms and conditions.

Capital Resources. At December 31, 2008 and 2007, our stockholders' equity amounted to $627.3 million and $466.6 million, respectively. This increase was primarily attributable to receipt of $95.0 million from the sale of preferred stock to the U.S. Treasury as a result of our participation in the CPP and $38.4 million in comprehensive income, which was composed of $30.6 million in net income together with $7.8 million of net unrealized holding gains associated with our available-for-sale portfolio. Additionally, during the third quarter of 2008, we received $21.5 million in proceeds from the sale of our common stock . The 2007 increase of $210.6 million was primarily attributable to $183.5 million of common stock issued in connection with the Mid-America acquisition and $24.3 million in comprehensive income, which was composed of $23.0 million in net income and $1.3 million of net unrealized holding gains associated with our available-for-sale portfolio.

During the third quarter of 2008, we sold one million shares of common stock via a private placement to mutual funds and certain other institutional accounts managed by T. Rowe Price Associates, Inc. at $21.50 per share. Proceeds from this sale of common stock are expected to be used for general corporate purposes, including supporting the continued, anticipated growth of Pinnacle National.

On December 12, 2008, we issued 95,000 shares of preferred stock to the U.S. Treasury for $95 million pursuant to the CPP. Additionally, we issued 534,910 common stock warrants to the U.S. Treasury as a condition to our participation in the CPP. The warrants have an exercise price of $26.64 each, are immediately exercisable and expire 10 years from the date of issuance. In addition to the accrued dividend costs and the accretion of the discount recorded on the preferred stock, which totaled $309,000 during the year ended December 31, 2008, we also accrued $237,000 in franchise tax expense which will be paid to the State of Tennessee as a result of the additional capital acquired through the CPP. Proceeds from this sale of preferred stock are expected to be used for general corporate purposes, including supporting the continued, anticipated growth of Pinnacle National.

The Series A preferred stock sold pursuant to the CPP is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5 percent per annum for the first five years and 9 percent thereafter. The preferred shares are only redeemable at our option under certain circumstances during the first three years and are redeemable thereafter without restriction. As a result of our participation in the CPP, our capital ratios have been further enhanced.

At December 31, 2008, our Tier 1 risk-based capital ratio was 12.1 percent, our total risk-based capital was 13.5 percent and our leverage ratio was 10.5 percent, compared to 9.6 percent, 10.5 percent and 8.7 percent at December 31, 2007, respectively.

Dividends. Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency. During the year ended December 31, 2008, Pinnacle National paid $5.0 million in dividends to Pinnacle Financial. Pinnacle Financial is subject to limits on payment of dividends to its shareholders by the rules, regulations and policies of Federal banking authorities, the laws of the State of Tennessee and as a result of its participation in the CPP (as more fully discussed above). Pinnacle Financial has not paid any dividends to date, nor does it anticipate paying dividends to its shareholders for the foreseeable future. Future dividend policy will depend on Pinnacle Financial's earnings, capital position, financial condition and other factors.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income to less than a 20 percent decline for a gradual 300 basis point change up or down in rates from management's flat interest rate forecast over the next twelve months; to less than a 10 percent decline for a gradual 200 basis point change up or down in rates from management's flat interest rate forecast over the next twelve months; and to less than a 5 percent decline for a gradual 100 basis point change up or down in rates from management's flat interest rate forecast over the next twelve months.

Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 300 basis point change in interest rates up or down, the economic value of equity should not decrease by more than 30 percent from the base case; for a 200 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 20 percent; and for a 100 basis point instantaneous change in interest rates up or down, the economic value of equity should not decrease by more than 10 percent.

At December 31, 2008, our model results indicated that we remain asset-sensitive. Asset sensitivity implies that our assets will reprice faster than our liabilities. As a result, an interest rate increase would be beneficial to us as our asset yields would increase at a more rapid rate than the costs of our liabilities. This asset sensitivity is primarily attributable to the absolute low level of rates in the current economic cycle. Our deposit rates are difficult to lower as we have achieved, for many deposit products, "embedded" floors, which basically means that we either are near a zero interest level or competitive pressures do not allow for any meaningful decreases. Due to rate conditions, during 2008, we periodically operated outside of our guidelines for interest rate sensitivity and economic value of equity on a few of the "rates down" interest rate scenarios.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. Beginning in 2007, we entered into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. These swaps qualify as derivatives, but are not designated as hedging instruments. At December 31, 2008 and 2007, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati ("FHLB"). As a result, Pinnacle National receives advances from the FHLB, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Under the borrowing agreements with the Federal Home Loan Bank of Cincinnati, Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2008, Pinnacle National had received advances from the Federal Home Loan Bank of Cincinnati totaling $184.0 million at the following rates and maturities (dollars in thousands):

	Scheduled Maturities	*Weighted Average Interest Rates*
2009	$ 15,144	5.01%
2010	57,248	3.55%
2011	83	0.00%
2012	30,085	3.51%
2013	20,066	2.67%
Thereafter	61,340	2.93%
	$183,966	
Weighted average interest rate		*3.36%*

Pinnacle National also has accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. Although there were no amounts outstanding at December 31, 2008, for the year ended December 31, 2008, we averaged borrowings from correspondent banks of $25.8 million under such agreements.

At December 31, 2008, brokered certificates of deposit approximated $585.6 million which represented 14.3% of total fundings compared to $163.2 million and 4.9% at December 31, 2007. We issue these brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds are for varying maturities up to two years and are issued at rates which are competitive to rates we would be required to pay to attract similar deposits from the local market as well as rates for Federal Home Loan Bank of Cincinnati advances of similar maturities. We consider these deposits to be a ready source of liquidity under current market conditions.

Our short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of securities sold under agreements to repurchase (these agreements are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns on their excess funds), Federal Home Loan Bank of Cincinnati advances and Federal funds purchased. Information concerning our short-term borrowings as of and for each of the years in the three-year period ended December 31, 2008 is as follows (dollars in thousands):

	2008	*2007*	*2006*
Amounts outstanding at year-end:			
Securities sold under agreements to repurchase	$ 184,298	$ 156,071	$ 141,016
Federal funds purchased	71,643	39,862	-
Holding Company line of credit	18,000	9,000	-
Federal Home Loan Bank advances	15,000	92,804	25,000
Weighted average interest rates at year-end:			
Securities sold under agreements to repurchase	0.38%	2.81%	4.33%
Federal funds purchased	0.68%	3.75%	-
Holding Company line of credit	1.71%	6.25%	-
Federal Home Loan Bank advances	5.01%	4.26%	5.36%
Maximum amount of borrowings at any month-end:			
Securities sold under agreements to repurchase	$ 256,472	$ 216,321	$ 166,520
Federal funds purchased	81,545	39,862	9,985
Holding Company line of credit	18,000	9,000	-
Federal Home Loan Bank advances	92,804	92,804	25,000
Average balances for the year:			
Securities sold under agreements to repurchase	$ 196,601	$ 181,621	$ 101,144
Federal funds purchased	25,835	5,544	1,260
Holding Company line of credit	13,525	750	-
Federal Home Loan Bank advances	40,561	38,528	6,284
Weighted average interest rates for the year:			
Securities sold under agreements to repurchase	1.36%	4.06%	4.28%
Federal funds purchased	2.47%	5.15%	5.26%
Holding Company line of credit	4.19%	6.25%	-
Federal Home Loan Bank advances	4.31%	4.97%	4.70%

At December 31, 2008, we had no significant commitments for capital expenditures. However, we are in the process of developing our branch network and other office facilities in the Nashville MSA and the Knoxville MSA. As a result, we anticipate that we will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease facilities in the Nashville MSA and Knoxville MSA, including entering into an agreement to relocate our downtown office facility in Nashville, Tennessee to a new facility projected to open in early 2010.

The following table presents additional information about our contractual obligations as of December 31, 2008, which by their terms have contractual maturity and termination dates subsequent to December 31, 2008 (dollars in thousands):

	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Contractual obligations:					
Certificates of deposit	$1,816,844	$211,214	$9,703	$153	$2,037,914
Securities sold under agreements to repurchase	184,298	-	-	-	184,298
Federal Home Loan Bank advances	15,000	57,149	50,000	61,817	183,966
Line of credit	18,000	-	-	-	18,000
Federal funds purchased	71,643	-	-	-	71,643
Subordinated debt	-	-	-	97,476	97,476
Minimum operating lease commitments	2,055	5,163	5,433	25,915	38,566
Totals	$2,107,840	$273,526	$65,136	$185,361	$2,631,863

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2008, we had outstanding standby letters of credit of $86 million and unfunded loan commitments outstanding of $1.01 billion. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. The following table presents additional information about our unfunded commitments as of December 31, 2008, which by their terms have contractual maturity dates subsequent to December 31, 2008 (dollars in thousands):

	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Unfunded commitments:					
Lines of credit	$644,033	$129,592	$67,343	$169,385	$1,010,353
Letters of credit	78,272	6,453	1,250	-	85,975
Totals	$722,305	$136,045	$68,593	$169,385	$1,096,328

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recently Adopted Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" – SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price, (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS No. 157 was for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Pinnacle Financial adopted SFAS No. 157 effective January 1, 2008.

In February of 2007, the FASB issued Statement of Financial Accounting Standard No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities", which gives entities the option to measure eligible financial assets, and financial liabilities at fair value on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This statement was effective as of January 1, 2008; however, it had no impact on the consolidated financial statements of Pinnacle Financial because it did not elect the fair value option for any financial instrument not presently being accounted for at fair value.

In June 2006, the Emerging Issues Task Force issued EITF No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The EITF concluded that deferred compensation or postretirement benefit aspects of an endorsement split-dollar life insurance arrangement should be recognized as a liability by the employer and the obligation is not effectively settled by the purchase of a life insurance policy. The effective date is for fiscal years beginning after December 15, 2007. On January 1, 2008, we accounted for this EITF as a change in accounting principle and recorded a liability of $985,000 along with a corresponding adjustment of $598,700 to beginning retained earnings, net of tax.

In December 2007, the SEC issued SAB 110, "Share-Based Payment." SAB 110 allows eligible public companies to continue to use a simplified method for estimating the expense of stock options if their own historical experience isn't sufficient to provide a reasonable basis. Under SAB 107, "Share-Based Payment," the simplified method was scheduled to expire for all grants made after December 31, 2007. The SAB describes disclosures that should be provided if a company is using the simplified method for all or a portion of its stock option grants beyond December 31, 2007. The provisions of this bulletin were effective on January 1, 2008. Pinnacle Financial continues to use the simplified method allowed by SAB 110 for determining the expected term component for share options granted during 2008.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective for the Company upon issuance, including prior periods for which financial statements have not been issued; and, therefore was effective for the Company's financial statements as of and for the year ended December 31, 2008. Adoption of FSP No. FAS 157-3 did not have a significant impact on the Company's financial position or results of operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141R, "Business Combinations." SFAS 141R clarifies the definitions of both a business combination and a business. All business combinations will be accounted for under the acquisition method (previously referred to as the purchase method). This standard defines the acquisition date as the only relevant date for recognition and measurement of the fair value of consideration paid. SFAS 141R requires the acquirer to expense all acquisition related costs. SFAS 141R will also require acquired loans to be recorded net of the allowance for loan losses on the date of acquisition. SFAS 141R defines the measurement period as the time after the acquisition date during which the acquirer may make adjustments to the "provisional" amounts recognized at the acquisition date. This period cannot exceed one year, and any subsequent adjustments made to provisional amounts are done retrospectively and restate prior period data. The provisions of this statement are effective for business combinations during fiscal years beginning after December 15, 2008. Pinnacle Financial has not determined the impact that SFAS 141R will have on its financial position and results of operations and believes that such determination will not be meaningful until Pinnacle Financial enters into a business combination.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in consolidated financial statements — An Amendment of ARB No. 51." SFAS No. 160 requires noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside of equity. Disclosure requirements include net income and comprehensive income to be displayed for both the controlling and noncontrolling interests and a separate schedule that shows the effects of any transactions with the noncontrolling interests on the equity attributable to the controlling interest. The provisions of this statement are effective for fiscal years beginning after December 15, 2008. This statement should be applied prospectively except for the presentation and disclosure requirements which shall be applied retrospectively for all periods presented. Pinnacle Financial does not expect the impact of SFAS No. 160 on its financial position, results of operations or cash flows to be material.

In March 2008, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities". SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact, if any, that SFAS 161 will have on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3, "Determination of the Useful Life of Intangible Assets". FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets". This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. We are currently evaluating the impact, if any, that FSP 142-3 will have on our consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Cash and noninterest-bearing due from banks	$ 68,388,961	$ 76,941,931
Interest-bearing due from banks	8,869,680	24,706,966
Federal funds sold	12,994,114	20,854,966
Cash and cash equivalents	90,252,755	122,503,863
Securities available-for-sale, at fair value	839,229,428	495,651,939
Securities held-to-maturity (fair value of $10,642,973 and $26,883,473 at December 31, 2008 and December 31, 2007, respectively)	10,551,256	27,033,356
Mortgage loans held-for-sale	25,476,788	11,251,652
Loans	3,354,907,269	2,749,640,689
Less allowance for loan losses	(36,484,073)	(28,470,207)
Loans, net	3,318,423,196	2,721,170,482
Premises and equipment, net	68,865,221	68,385,946
Other investments	33,616,450	22,636,029
Accrued interest receivable	17,565,141	18,383,004
Goodwill	244,160,624	243,573,636
Core deposit and other intangible assets	16,871,202	17,325,988
Other assets	89,062,703	46,254,566
Total assets	$ 4,754,074,764	$ 3,794,170,461
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest-bearing	$ 424,756,813	$ 400,120,147
Interest-bearing	375,992,912	410,661,187
Savings and money market accounts	694,582,319	742,354,465
Time	2,037,914,307	1,372,183,317
Total deposits	3,533,246,351	2,925,319,116
Securities sold under agreements to repurchase	184,297,793	156,070,830
Federal Home Loan Bank advances and other borrowings	201,966,181	101,804,133
Federal Funds purchased	71,643,000	39,862,000
Subordinated debt	97,476,000	82,476,000
Accrued interest payable	8,326,264	10,374,538
Other liabilities	29,820,779	11,653,550
Total liabilities	4,126,776,368	3,327,560,167
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; 95,000 shares issued and outstanding at December 31, 2008, and no shares issued and outstanding at December 31, 2007	88,348,647	-
Common stock, par value $1.00; 90,000,000 shares authorized; 23,762,124 issued and outstanding at December 31, 2008 and 22,264,817 issued and outstanding at December 31, 2007	23,762,124	22,264,817
Common stock warrants	6,696,804	-
Additional paid-in capital	417,040,974	390,977,308
Retained earnings	84,380,447	54,150,679
Accumulated other comprehensive income (loss), net of taxes	7,069,400	(782,510)
Total stockholders' equity	627,298,396	466,610,294
Total liabilities and stockholders' equity	$ 4,754,074,764	$ 3,794,170,461

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2008	2007	2006
Interest income:			
Loans, including fees	$175,128,097	$129,888,784	$ 92,005,602
Securities:			
Taxable	23,431,746	13,961,714	12,614,623
Tax-exempt	5,399,312	3,066,519	2,016,044
Federal funds sold and other	2,122,343	4,014,424	3,059,750
Total interest income	206,081,498	150,931,441	109,696,019
Interest expense:			
Deposits	76,998,042	61,671,734	40,032,020
Securities sold under agreements to repurchase	2,666,760	7,371,490	4,329,327
Federal Home Loan Bank advances and other borrowings	12,201,797	6,176,205	4,381,878
Total interest expense	91,866,599	75,219,429	48,743,225
Net interest income	114,214,899	75,712,012	60,952,794
Provision for loan losses	11,213,543	4,719,841	3,732,032
Net interest income after provision for loan losses	103,001,356	70,992,171	57,220,762
Noninterest income:			
Service charges on deposit accounts	10,735,080	7,941,029	4,645,685
Investment services	4,923,840	3,455,808	2,463,205
Insurance sales commissions	3,520,205	2,486,884	2,122,702
Gains on loan sales, net	4,044,441	1,858,077	1,868,184
Net gain on sale of premises	1,030,231	75,337	-
Trust fees	2,178,112	1,908,440	1,180,839
Gains on sales of investment securities, net	-	16,472	-
Other noninterest income	8,286,458	4,778,880	3,505,903
Total noninterest income	34,718,367	22,520,927	15,786,518
Noninterest expense:			
Salaries and employee benefits	49,396,022	36,145,588	27,469,275
Equipment and occupancy	16,600,272	10,260,915	7,521,602
Other real estate owned	1,403,022	160,367	-
Marketing and other business development	1,915,747	1,676,455	1,234,497
Postage and supplies	2,953,013	1,995,267	1,510,048
Amortization of intangibles	3,100,599	2,144,018	1,783,230
Merger related expense	7,116,770	621,883	1,635,831
Other noninterest expense	11,993,345	7,475,072	5,469,777
Total noninterest expense	94,478,790	60,479,565	46,624,260
Income before income taxes	43,240,933	33,033,533	26,383,020
Income tax expense	12,367,015	9,992,178	8,455,987
Net income	30,873,918	23,041,355	17,927,033
Preferred stock dividends	263,889	-	-
Accretion on preferred stock discount	45,451	-	-
Net income available to common stockholders	$ 30,564,578	$ 23,041,355	$ 17,927,033
Per share information:			
Basic net income per common share available to common stockholders	$1.34	$1.43	$1.28
Diluted net income per common share available to common stockholders	$1.27	$1.34	$1.18
Weighted average common shares outstanding:			
Basic	22,793,699	16,100,076	13,954,077
Diluted	24,053,972	17,255,543	15,156,837

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the each of the years in the three-year period ended December 31, 2008

	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Common Stock Warrants	Additional Paid-in Capital	Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 2005	-	8,426,551	$ 8,426,551	-	$ 44,890,912	$ (169,689)	$ 13,182,291	$ (2,893,640)	$ 63,436,425
Transfer of unearned compensation to additional paid-in capital upon adoption of SFAS 123(R)	-	-	-	-	(169,689)	169,689	-	-	-
Exercise of employee incentive common stock options, common stock warrants and related tax benefits	-	141,168	141,168	-	1,284,724	-	-	-	1,425,892
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	-	22,057	22,057	-	(22,057)	-	-	-	-
Compensation expense for restricted shares		-	-	-	465,003	-	-	-	465,003
Compensation expense for stock options		-	-	-	1,009,958	-	-	-	1,009,958
Merger with Cavalry Bancorp, Inc.		6,856,298	6,856,298	-	164,231,274	-	-	-	171,087,572
Costs to register common stock issued in connection with the merger with Cavalry Bancorp, Inc.	-	-	-	-	(187,609)	-	-	-	(187,609)
Comprehensive income:									
Net income		-	-	-	-	-	17,927,033	-	17,927,033
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $521,886	-	-	-	-	-	-	-	852,747	852,747
Total comprehensive income									18,779,780
Balances, December 31, 2006	-	15,446,074	$ 15,446,074	-	$ 11,502,516	$ -	$ 31,109,324	$ (2,040,893)	$256,017,021
Exercise of employee incentive common stock options, stock appreciation rights and related tax benefits	-	99,862	99,862	-	883,429	-	-	-	983,291
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	-	42,301	42,301	-	(42,301)	-	-	-	-
Compensation expense for restricted shares	-	-	-	-	396,378	-	-	-	396,378
Compensation expense for stock options	-	-	-	-	1,703,441	-	-	-	1,703,441
Merger with Mid-America Bancshares, Inc.	-	6,676,580	6,676,580	-	176,833,242	-	-	-	183,509,822
Costs to register common stock issued in connection with the merger with Mid-America Bancshares, Inc.	-	-	-	-	(299,397)	-	-	-	(299,397)
Comprehensive income:									
Net income	-	-	-	-	-	-	23,041,355	-	23,041,355
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $762,956	-	-	-	-	-	-	-	1,258,383	1,258,383
Total comprehensive income									24,299,738
Balances, December 31, 2007	-	22,264,817	$ 22,264,817	-	$390,977,308	$ -	$ 54,150,679	$ (782,510)	$466,610,294
Cumulative effect of change in accounting principle due to adoption of EITF 06-4, net of tax	-	-	-	-	-	-	(598,699)	-	(598,699)
Proceeds from sale of common stock (less offering expenses of $45,242)	-	1,000,000	1,000,000	-	20,454,758	-	-	-	21,454,758
Issuance of 95,000 shares of preferred stock and 534,910 common stock warrants, net of expenses	$88,303,196	-	-	$6,696,804	(62,065)	-	-	-	94,937,935
Accretion on preferred stock discount	45,451	-	-	-	-	-	(45,451)	-	-
Exercise of employee common stock options, stock appreciation rights, common stock warrants and related tax benefits	-	314,434	314,434	-	3,516,569	-	-	-	3,831,003
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan, net of forfeitures	-	183,245	183,245	-	(183,245)	-	-	-	-
Restricted shares withheld for taxes	-	(372)	(372)	-	(9,780)	-	-	-	(10,152)
Compensation expense for restricted shares		-	-		425,050	-	-	-	425,050
Compensation expense for stock options		-	-		1,922,379	-	-	-	1,922,379
Comprehensive Income:									
Net income		-	-		-	-	30,873,918	-	30,873,918
Net unrealized holdings gains on securities available for sale, net of deferred tax expense of $4,817,491		-	-		-	-	-	7,851,910	7,851,910
Total comprehensive income									38,725,828
Balances, December 31, 2008	$ 88,348,647	23,762,124	$ 23,762,124	$ 6,696,804	$417,040,974	$ -	$ 84,380,447	$ 7,069,400	$627,298,396

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2008	2007	2006
Operating activities:			
Net income	$ 30,873,918	$ 23,041,355	$ 17,927,033
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization/accretion of premium/discount on securities	726,538	492,280	629,634
Depreciation and amortization	7,285,781	3,810,374	1,382,401
Provision for loan losses	11,213,543	4,719,841	3,732,032
Net gains on sale of premises	(1,030,231)	(75,337)	-
Gains on sales of investment securities, net	-	(16,472)	-
Gain on loan sales, net	(4,044,441)	(1,858,077)	(1,868,184)
Stock-based compensation expense	2,347,429	2,099,819	1,474,961
Deferred tax (benefit) expense	(2,619,989)	3,977,708	(1,164,336)
Losses on other real estate and other investments	1,165,145	-	-
Excess tax benefit from stock compensation	(875,114)	(105,809)	(131,121)
Mortgage loans held for sale:			
Loans originated	(293,906,669)	(169,808,372)	(131,971,094)
Loans sold	283,449,870	169,599,685	134,301,622
Increase in other assets	(15,654,171)	(17,471,118)	(6,103,122)
Increase (decrease) in other liabilities	14,701,265	(2,011,851)	(6,303,665)
Net cash provided by operating activities	33,632,874	16,394,026	11,906,161
Investing activities:			
Activities in available for sale securities:			
Purchases	(531,736,803)	(78,978,057)	(62,760,686)
Sales	-	770,400	-
Maturities, prepayments and calls	200,164,277	51,518,109	35,568,504
Activities in held to maturity securities:			
Maturities, prepayments and calls	16,420,000	-	-
Increase in loans, net	(636,979,248)	(386,164,624)	(297,565,733)
Purchases of premises and equipment and software	(9,449,780)	(5,793,535)	(4,649,676)
Proceeds from the sale of premises and equipment	2,821,702	278,278	-
Cash and cash equivalents (used for) provided by acquisitions, net of acquisition costs	(3,800,000)	38,149,471	36,230,539
Increases in other investments	(9,712,133)	(4,905,032)	(6,107,658)
Net cash used in investing activities	(972,271,985)	(385,681,546)	(299,284,710)
Financing activities:			
Net increase in deposits	610,090,035	346,584,243	229,745,145
Net increase (decrease) in repurchase agreements	28,226,963	(5,481,091)	75,181,529
Net increase in Federal funds purchased	31,781,000	39,862,000	-
Federal Home Loan Bank:			
Issuances	120,531,743	80,000,000	56,000,000
Payments	(29,163,002)	(102,304,513)	(61,540,828)
Net increase in borrowings under lines of credit	9,000,000	9,000,000	-
Proceeds from issuance of subordinated debt	15,000,000	30,928,000	20,619,000
Exercise of common stock warrants	250,000	-	55,000
Exercise of common stock options and stock appreciation rights	3,403,457	877,482	1,239,771
Excess tax benefit from stock compensation	875,114	105,809	131,121
Proceeds from the sale of common stock and common stock warrants, net of expenses	21,454,758	-	-
Proceeds from issuances of preferred stock, net of expenses	94,937,935	-	-
Costs incurred in connection with registration of common stock issued in merger	-	(299,397)	(187,609)
Net cash provided by financing activities	906,388,003	399,272,533	321,243,129
Net increase (decrease) in cash and cash equivalents	(32,251,108)	29,985,013	33,864,580
Cash and cash equivalents, beginning of year	122,503,863	92,518,850	58,654,270
Cash and cash equivalents, end of year	$ 90,252,755	$ 122,503,863	$ 92,518,850

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (Pinnacle National). Pinnacle National is a commercial bank headquartered in Nashville, Tennessee. Pinnacle National provides a full range of banking services in its primary market areas of the Nashville-Davidson-Rutherford-Franklin, Tennessee and Knoxville, Tennessee Metropolitan Statistical Areas.

In addition to Pinnacle National, Pinnacle Financial, for the time period following the merger with Mid-America Bancshares, Inc. ("Mid-America") on November 30, 2007 through February 29, 2008, conducted banking operations through the two banks formerly owned by Mid-America: PrimeTrust Bank in Nashville, Tennessee and Bank of the South in Mt. Juliet, Tennessee. On February 29, 2008, Pinnacle National purchased all of the assets and assumed all of the liabilities of PrimeTrust Bank and simultaneously, through a series of transactions, sold the PrimeTrust Bank charter and rights to operate a branch in Tennessee to an unaffiliated out-of-state third party for $500,000. Pinnacle Financial also merged Bank of the South into Pinnacle National on that date. References to Pinnacle National from and after November 30, 2007 include PrimeTrust Bank and Bank of the South.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its wholly-owned subsidiaries. PNFP Statutory Trust I, PNFP Statutory Trust II, PNFP Statutory Trust III, PNFP Statutory Trust IV and Collateral Plus, LLC, are affiliates of Pinnacle Financial and are included in these consolidated financial statements pursuant to the equity method of accounting. Significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include the determination of the allowance for loan losses.

Impairment — Long-lived assets, including purchased intangible assets subject to amortization, such as Pinnacle Financial's core deposit intangible asset, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the excess of the carrying amount over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

Goodwill and intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Pinnacle Financial's stock price has historically traded above its book value and tangible book value and was trading above its book value and tangible book value as of December 31, 2008. In the event Pinnacle Financial's stock price were to trade below its book value and tangible book value, Pinnacle Financial would perform its usual evaluation of the carrying value of goodwill as of the reporting date. Such a circumstance would be one factor in its evaluation that could result in an eventual goodwill impairment charge. Additionally, should Pinnacle Financial's future earnings and cash flows decline and/or discount rates increase, an impairment charge to goodwill and other intangible assets may also be required.

Pinnacle Financial's annual assessment date is as of September 30 such that the assessment will be completed during the fourth quarter of each year. No valuation losses were recognized in 2008, 2007 or 2006. Should we determine in a future period that the goodwill recorded in connection with our acquisitions of Mid-America and Cavalry Bancorp, Inc. ("Cavalry") has been impaired, then a charge to our earnings will be recorded in the period such determination is made.

Cash Equivalents and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2008 as follows:

	For the years ended December 31,		
	2008	2007	2006
Cash Payments:			
Interest	$ 96,284,366	$ 76,735,790	$50,752,304
Income taxes	12,600,000	7,900,000	8,280,000
Noncash Transactions:			
Common stock, stock appreciation rights, and options issued to acquire Mid-America Bancshares, Inc.	-	183,509,822	-
Common stock and options issued to acquire Cavalry Bancorp, Inc.	-	-	171,087,572
Loans charged-off to the allowance for loan losses	5,133,274	1,341,890	818,467
Loans foreclosed upon with repossessions transferred to other assets	29,127,163	481,915	994,781

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive loss, net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held to maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may not be the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans Held for Sale — Loans originated and intended for sale are carried at the lower of cost or estimated fair value as determined on a loan-by-loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses are recognized when legal title to the loans has been transferred to the purchaser and payments have been received and are reflected in the accompanying consolidated statement of income in gains on the sale of loans and loan participations sold.

Loans — Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method. At December 31, 2008 and 2007, net deferred loan costs of $106,000 and net deferred loan fees of $2.8 million, respectively, were included in loans on the accompanying consolidated balance sheets. Net deferred loan fees at December 31, 2008 includes the unamortized discount assigned to the loan portfolio acquired.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb probable losses in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, historical loan loss factors, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses, and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

The estimated loan loss allocation for all four loan portfolio segments is then adjusted for management's estimate of probable losses for several "environmental" factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon quarterly trend assessments in delinquent and nonaccrual loans, unanticipated charge-offs, credit concentration changes, prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors. These environmental factors are considered for each of the four loan segments and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various "environmental" factors.

A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Premises and Equipment and Leaseholds — Premises and equipment are carried at cost less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Pinnacle National is the lessee with respect to several office locations. All such leases are being accounted for as operating leases within the accompanying consolidated financial statements. Several of these leases include rent escalation clauses. Pinnacle National expenses the costs associated with these escalating payments over the life of the expected lease term using the straight-line method. At December 31, 2008, the deferred liability associated with these escalating rentals was approximately $583,000 and is included in other liabilities in the accompanying consolidated balance sheets.

Other investments — In addition to investments in unconsolidated subsidiaries, Pinnacle Financial is required to maintain certain minimum levels of equity investments with certain regulatory and other entities in which Pinnacle Financial has an ongoing business relationship based on the common stock and surplus (Federal Reserve Bank of Atlanta) or outstanding borrowings (Federal Home Loan Bank of Cincinnati) of Pinnacle National . At December 31, 2008 and 2007, the cost of these investments was $25,389,000 and $15,655,000, respectively. Pinnacle Financial determined that it is not practicable to estimate the fair value of these investments. Additionally, Pinnacle Financial has recorded certain unconsolidated investments in other entities, at fair value, of $1,549,000 and $1,252,000 at December 31, 2008 and 2007. During 2008, Pinnacle Financial recorded a loss of $253,000 due to reductions in the fair value of these investments. These investments are reflected in the accompanying consolidated balance sheets in other investments.

Securities sold under agreements to repurchase — Pinnacle National routinely sells securities to certain treasury management customers and then repurchases these securities the next day. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Other Assets — Included in other assets as of December 31, 2008 and 2007, is approximately $1,127,000 and $840,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2008, 2007 and 2006, Pinnacle Financial's amortization expense was approximately $453,000, $208,000 and $281,000, respectively. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

Included in other assets at December 31, 2008 and 2007 is $18,306,000 and $1,673,000, respectively, of other real estate owned (OREO). OREO represents properties acquired by Pinnacle National through loan defaults by customers. The property is recorded at the lower of cost or fair value less estimated costs to sell at the date acquired with any loss recognized as a charge-off through the allowance for loan losses. Additional OREO losses for subsequent valuation adjustments are determined on a specific property basis and are included as a component of noninterest expense along with holding costs. Any gains or losses realized at the time of disposal are reflected in non interest income or non interest expense, as applicable. During the years ended December 31, 2008 and 2007, Pinnacle Financial incurred $1,403,000 and $160,000 of expenses related to OREO, of which $912,000 were realized losses on dispositions and holding losses on valuations of these properties during 2008. No such losses were recorded in 2007.

Pinnacle National is the owner and beneficiary of various life insurance policies on certain key executives and former Cavalry directors, including policies that were acquired in its merger with Cavalry. These policies are reflected in the accompanying consolidated balance sheets at their respective cash surrender values. At December 31, 2008 and 2007, the aggregate cash surrender value of these policies, which is reflected in other assets, was $46.3 million and $33.4 million, respectively.

Also included in other assets at December 31, 2008 and 2007 is $1,132,000 and $648,000, respectively, which is related to loan participations which have been sold to correspondent banks. These amounts represent the present value, net of amortization, of the future net cash flows retained by Pinnacle Financial. These amounts are amortized

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

against net interest income over the life of the loan. Amortization of these amounts was $358,000, $361,000 and $127,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Derivative Instruments — In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133," all derivative instruments are recorded on the consolidated balance sheet at their respective fair values.

The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and if so, on the reason for holding it. If the derivative instrument is not designated as a hedge, the gain or loss on the derivative instrument is recognized in earnings in the period of change. None of the derivatives utilized by Pinnacle Financial have been designated as a hedge.

Investment Services and Trust Fees – Investment services and trust fees are recognized when earned. As of December 31, 2008 and 2007, Pinnacle Financial had accumulated approximately $686 million and $878 million, respectively, in brokerage assets under management. Additionally, the trust department had accumulated approximately $588 million and $464 million at December 31, 2008 and 2007, respectively, in trust assets under management.

Insurance Sales Commissions – Insurance sales commissions are recognized as of the effective date of the policy and when the premium due under the policy can be reasonably estimated and when the premium is billable to the client, less a provision for commission refunds in the event of policy cancellation prior to termination date.

Income Taxes — Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no material affect on the Company's financial statements.

It is Pinnacle Financial's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

Pinnacle Financial and its wholly-owned subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

Income Per Common Share — Basic income per share available to common stockholders ("EPS") is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding was attributable to common stock options, common stock appreciation rights, warrants and restricted shares. The dilutive effect of outstanding options, common stock appreciation rights, warrants and restricted shares is reflected in diluted EPS by application of the treasury stock method.

As of December 31, 2008 there were 2,211,000 stock options and 11,000 stock appreciation rights outstanding to purchase common shares. As of December 31, 2007 there were 2,384,000 stock options and 15,000 stock appreciation rights outstanding to acquire common shares. Most of these options and stock appreciation rights have exercise prices and compensation costs attributable to current services, which when considered in relation to the average market price of Pinnacle Financial's common stock, are considered dilutive and are considered in Pinnacle Financial's diluted income per share calculation for each of the years in the three year period ended December 31,

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2008. There were common stock options of 626,000 and 327,000 outstanding as of December 31, 2008 and 2007, respectively, which were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations below. Additionally, as of December 31, 2008, 2007 and 2006, Pinnacle Financial had outstanding warrants to purchase 345,000, 395,000 and 395,000, respectively, of common shares which have been considered in the calculation of Pinnacle Financial's diluted income per share for each of the years in the three-year period ended December 31, 2008. Pinnacle Financial had outstanding warrants to purchase 534,910 shares of common stock associated with the U.S. Treasury Capital Purchase Program, were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations below.

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2008:

	2008	*2007*	*2006*
Basic earnings per share calculation:			
Numerator - Net income available to common stockholders	$ 30,564,578	$23,041,355	$17,927,033
Denominator - Average common shares outstanding	22,793,699	16,100,076	13,954,077
Basic net income per share available to common stockholders	$ 1.34	$ 1.43	$ 1.28
Diluted earnings per share calculation:			
Numerator - Net income available to common stockholders	$ 30,564,578	$23,041,355	$17,927,033
Denominator - Average common shares outstanding	22,793,699	16,100,076	13,954,077
Dilutive shares contingently issuable	1,260,273	1,155,467	1,202,760
Average diluted common shares outstanding	24,053,972	17,255,543	15,156,837
Diluted net income per share available to common stockholders	$ 1.27	$ 1.34	$ 1.18

Stock-Based Compensation —Stock-based compensation expense recognized is based on the fair value of the portion of stock-based payment awards that are ultimately expected to vest, reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Service based awards with multiple vesting periods are expensed over the entire requisite period as if the award were a single award.

Comprehensive Income (Loss) —SFAS No. 130, "Reporting Comprehensive Income" describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, Pinnacle Financial's other comprehensive loss consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities.

Fair Value Measurement - In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The definition of fair value focuses on the exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not the entry price, i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date. The statement emphasizes that fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The effective date for SFAS No. 157 was for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Pinnacle Financial partially adopted SFAS 157 effective January 1, 2008 for financial assets and liabilities. The partial adoption of SFAS 157 had no impact on the consolidated financial statements of Pinnacle Financial. SFAS 157 has not been applied to nonfinancial assets and liabilities pursuant to Financial Statement Position, (FSP) FAS 157-2. This standard is applicable for nonfinancial assets and liabilities for fiscal periods beginning after November 30, 2008. There was no cumulative adjustment required upon partial adoption of SFAS 157.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February of 2007, the FASB issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities", which gives entities the option to measure eligible financial assets and financial liabilities at fair value, on an instrument by instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This statement was effective as of January 1, 2008; however, it had no impact on the consolidated financial statements of Pinnacle Financial because Pinnacle Financial did not elect the fair value option for any financial instrument not presently being accounted for at fair value.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." This FSP clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This FSP was effective for Pinnacle Financial upon issuance, including prior periods for which financial statements have not been issued; and, therefore was effective for Pinnacle Financial's financial statements as of and for the year ended December 31, 2008. Adoption of FSP No. FAS 157-3 did not have a significant impact on Pinnacle Financial's financial position or results of operations.

Pinnacle Financial has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market-based or independently-sourced market data, including interest rate yield curves, option volatilities and third party information. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while Pinnacle Financial believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets

Securities - Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other products. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mortgage loans held-for-sale - Mortgage loans held-for-sale are carried at the lower of cost or fair value and are classified within level 2 of the valuation hierarchy. The inputs for valuation of these assets are based on the anticipated sales price of these loans as the loans are usually sold within a few weeks of their origination.

Impaired loans - A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance may be established as a component of the allowance for loan losses. Impaired loans are classified within level 3 of the hierarchy.

Other investments – Included in other investments are investments in certain nonpublic private equity funds. The valuation of nonpublic private equity investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of such assets. These investments are valued initially based upon transaction price. The carrying values of other investments are adjusted either upwards or downwards from the transaction price to reflect expected exit values as evidenced by financing and sale transactions with third parties, or when determination of a valuation adjustment is confirmed through ongoing reviews by senior investment managers. A variety of factors are reviewed and monitored to assess positive and negative changes in valuation including, but not limited to, current operating performance and future expectations of the particular investment, industry valuations of comparable public companies, changes in market outlook and the third-party financing environment over time. In determining valuation adjustments resulting from the investment review process, emphasis is placed on current company performance and market conditions. These investments are included in level 3 of the valuation hierarchy.

Other assets – Included in other assets are certain assets carried at fair value, including the cash surrender value of bank owned life insurance policies and interest rate swap agreements. The carrying amount of the cash surrender value of bank owned life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount Pinnacle Financial would receive should the policies be surrendered. Pinnacle Financial reflects these assets within level 3 of the valuation hierarchy. The carrying amount of interest rate swap agreements is based on information obtained from a third party bank. Pinnacle Financial reflects these assets within level 2 of the valuation hierarchy.

Liabilities

Other liabilities – Pinnacle Financial has certain liabilities carried at fair value including certain interest rate swap agreements. The fair value of these liabilities is based on information obtained from a third party bank and is reflected within level 2 of the valuation hierarchy.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the consolidated balance sheets and by SFAS 157 valuation hierarchy (as described above) (dollars in thousands):

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2008

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
Securities available-for-sale	$ 839,229	$ —	$ 802,739	$ 36,490
Mortgage loans held-for-sale	25,477	—	25,477	—
Other investments	1,549	—	—	1,549
Other assets	63,734	—	16,309	47,425
Total assets at fair value	$ 929,989	$ —	$ 844,525	$ 85,464
Other liabilities	16,431	—	16,431	—
Total liabilities at fair value	$ 16,431	$ —	$ 16,431	$ —

Assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2008

	Total carrying value in the consolidated balance sheet	Quoted market prices in an active market (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
Impaired loans	$ 10,860	$ —	$ —	$ 10,860
Total assets at fair value	$ 10,860	$ —	$ —	$ 10,860
Other liabilities	—	—	—	—
Total liabilities at fair value	$ —	$ —	$ —	$ —

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in level 3 fair value measurements

The table below includes a rollforward of the balance sheet amounts for the year ended December 31, 2008 (including the change in fair value) for financial instruments classified by Pinnacle Financial within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

Year ended December 31, 2008 (in thousands)	**Assets**	**Liabilities**
Fair value, January 1, 2008	$ 38,287	$ —
Total realized and unrealized gains included in income	698	—
Purchases, issuances and settlements, net	46,479	—
Transfers in and/or out of level 3	—	—
Fair value, December 31, 2008	$ 85,464	$ —
Total unrealized gains included in income related to financial assets and liabilities still on the consolidated balance sheet at December 31, 2008	$ 698	$ —

Note 2. Acquisitions

Acquisition – Mid-America Bancshares, Inc. On November 30, 2007, Pinnacle Financial consummated its merger with Mid-America, a two-bank holding company headquartered in Nashville, Tennessee.

In accordance with SFAS No. 141, "Accounting for Business Combinations" ("SFAS No. 141"), SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS No. 142") and SFAS No. 147, "Acquisition of Certain Financial Institutions" ("SFAS No. 147"), Pinnacle Financial recorded at fair value the following assets and liabilities of Mid-America as of November 30, 2007. The table below details the amounts reported in our consolidated financial statements as of December 31, 2007 and the updated amounts as of December 31, 2008 for changes in the purchase price recorded during the year ended December 31, 2008 due to finalization of purchase accounting estimates (in thousands):

Mid-America Purchase Price Allocation	**November 30, 2007 purchase price allocation**	**Changes in purchase price allocation recorded during 2008**	**Final purchase price allocation**
Cash and cash equivalents	$ 60,795	$ -	$ 60,795
Investment securities – available-for-sale	147,766	-	147,766
Loans, net of an allowance for loan losses of $8,695	855,887	-	855,887
Goodwill	129,334	3,208	132,542
Core deposit intangible	8,085	1,351	9,436
Other assets	49,854	139	49,993
Total assets acquired	1,251,721	4,698	1,256,419
Deposits	957,076	-	957,076
Federal Home Loan Bank advances	61,383	-	61,383
Other liabilities	27,107	79	27,186
Total liabilities assumed	1,045,566	79	1,045,645
Total consideration paid for Mid-America	$ 206,155	$ 4,619	$ 210,774

In accordance with SFAS Nos. 141 and 142, Pinnacle Financial has recognized $9.4 million as a core deposit intangible. This identified intangible is being amortized over ten years using an accelerated method which

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

anticipates the life of the underlying deposits to which the intangible is attributable. For the year ended December 31, 2008, approximately $1,133,000 was recognized in the accompanying consolidated statement of income as other noninterest expense, related to this intangible. Amortization expense associated with this identified intangible will approximate $700,000 to $1.1 million per year for the next nine years.

Pinnacle Financial also recorded other adjustments to the carrying value of Mid-America's assets and liabilities in order to reflect the fair value at the date of acquisition. The discounts and premiums related to financial assets and liabilities are being accreted and amortized into the consolidated statements of income using a method that approximates the level yield over the anticipated lives of the underlying financial assets or liabilities. For the year ended December 31, 2008, the accretion and amortization of the fair value discounts and premiums related to the acquired assets and liabilities increased net interest income by approximately $2.5 million. Based on the estimated useful lives of the acquired loans, deposits and FHLB advances, Pinnacle Financial will recognize increases in net interest income related to amortization and accretion of these purchase accounting adjustments of approximately $1.5 million over the next nine years.

The following pro forma income statements assume the merger was consummated on January 1, 2007 and thus the amounts in the pro forma information below will differ from the actual results as presented in the accompanying consolidated statements of income. The pro forma information does not reflect Pinnacle Financial's results of operations that would have actually occurred had the merger been consummated on such date (dollars in thousands).

	Year ended December 31, 2008	Year ended December 31, 2007
	(unaudited)	
Pro Forma Income Statements:		
Net interest income	$ 112,445	$ 108,357
Provision for loan losses	11,214	14,544
Noninterest income	34,718	29,495
Noninterest expense	94,445	98,631
Net income before income taxes	41,504	24,677
Income tax expense	11,686	8,302
Preferred stock dividend and accretion on preferred stock discount	309	-
Net income available for common stockholders	$ 29,509	$ 16,376
Pro Forma Per Share Information:		
Basic net income per common share	$ 1.29	$ 0.72
Diluted net income per common share	$ 1.23	$ 0.68
Weighted average shares outstanding:		
Basic	22,793,699	22,776,656
Diluted	24,053,972	23,932,123

During the years ended December 31, 2008 and 2007, Pinnacle Financial incurred merger related expenses with Mid-America of $7,116,000 and $622,000, respectively. These expenses were directly related to the merger and consisted primarily of retention awards and costs to integrate systems and are reflected on the accompanying consolidated statement of income as merger related expenses.

Following the merger with Mid-America, on February 29, 2008, Pinnacle National purchased all of the assets and assumed all of the liabilities of PrimeTrust Bank and simultaneously sold the charter of PrimeTrust Bank to an unaffiliated third party for $500,000. Goodwill was reduced for the proceeds of the sale of the charter, and therefore no gain was recorded. Pinnacle Financial also merged Bank of the South into Pinnacle National on that date, leaving Pinnacle National as the sole banking subsidiary of Pinnacle Financial.

Acquisition – Cavalry Bancorp, Inc. On March 15, 2006, Pinnacle Financial consummated its merger with Cavalry, a one-bank holding company located in Murfreesboro, Tennessee. Pursuant to the merger agreement, Pinnacle Financial acquired all Cavalry common stock via a tax-free exchange whereby Cavalry shareholders received a fixed exchange ratio of 0.95 shares of Pinnacle Financial common stock for each share of Cavalry common stock, or approximately 6.9 million Pinnacle Financial shares. During the year ended December 31, 2006,

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial incurred merger related expenses with the Cavalry acquisition of $1.6 million. The accompanying consolidated financial statements include the activities of the former Cavalry since March 15, 2006.

In accordance with SFAS No. 141, SFAS No. 142, and SFAS No. 147, Pinnacle Financial recorded at fair value the following assets and liabilities of Cavalry as of March 15, 2006 (in thousands):

Cash and cash equivalents	$ 37,420
Investment securities – available-for-sale	39,476
Loans, net of an allowance for loan losses of $5,102	545,598
Goodwill	114,288
Core deposit intangible	13,168
Other assets	42,937
Total assets acquired	792,887
Deposits	583,992
Federal Home Loan Bank advances	17,767
Other liabilities	18,851
Total liabilities assumed	620,610
Total consideration paid for Cavalry	$ 172,277

As noted above, total consideration for Cavalry approximates $172.3 million of which $171.1 million was in the form of Pinnacle Financial common shares and options to acquire Pinnacle Financial common shares and $1.2 million in investment banking fees, attorney's fees and other costs related to the acquisition which have been accounted for as a component of the purchase price. Pinnacle Financial issued 6,856,298 shares of Pinnacle Financial common stock to the former Cavalry shareholders. In accordance with EITF No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the consideration shares were valued at $24.53 per common share which represents the average closing price of Pinnacle Financial common stock from the two days prior to the merger announcement on September 30, 2005 through the two days after the merger announcement. Aggregate consideration for the common stock issued was approximately $168.2 million. Additionally, Pinnacle Financial also has assumed the Cavalry Bancorp, Inc. 1999 Stock Incentive Plan (the "Cavalry Plan") pursuant to which Pinnacle is obligated to issue 195,551 shares of Pinnacle Financial common stock upon exercise of stock options awarded to certain former Cavalry employees who held outstanding options as of March 15, 2006. All of these options were fully vested prior to the merger announcement date and expire at various dates between 2011 and 2012. The exercise prices for these stock options range between $10.26 per share and $13.68 per share. In accordance with SFAS No. 141, Pinnacle Financial has considered the fair value of these options in determining the acquisition cost of Cavalry. The fair value of these vested options approximated $2.9 million which has been included as a component of the aggregate purchase price.

In accordance with SFAS Nos. 141 and 142, Pinnacle Financial has recognized $13.2 million as a core deposit intangible. This identified intangible is being amortized over seven years using an accelerated method which anticipates the life of the underlying deposits to which the intangible is attributable. For the three year period ended December 31, 2008, approximately $2.0 million, $2.1 million and $1.8 million, respectively, was recognized in the accompanying consolidated statements of income as other noninterest expense. Amortization expense associated with this identified intangible will approximate $1.6 million to $2.0 million per year for the next four years with a lesser amount for the remaining year.

During the year ended December 31, 2006, Pinnacle Financial incurred merger integration expense related to the merger with Cavalry of $1,636,000. These expenses were directly related to the merger, recognized as incurred and reflected on the accompanying consolidated statement of income as merger related expense.

Acquisition - Beach and Gentry. During the third quarter of 2008, Pinnacle National acquired Murfreesboro, Tenn.-based Beach & Gentry Insurance LLC (Beach & Gentry). Concurrently, Beach & Gentry merged with Miller & Loughry Insurance & Services Inc., a wholly-owned subsidiary of Pinnacle National, also located in Murfreesboro. In connection with this acquisition we recorded a customer list intangible of $1,270,000 which is being amortized over 20 years on an accelerated basis. Amortization of this intangible amounted to $60,000 during the year ended December 31, 2008. Additionally, if certain performance thresholds are met over the next three years

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

following the date of acquisition, Pinnacle National will be required to pay up to an additional $1.0 million to the former principal of Beach & Gentry.

Note 3. Participation in U.S. Treasury Capital Purchase Program and Private Placement of Common Stock

On December 12, 2008, Pinnacle Financial issued 95,000 shares of preferred stock to the U.S. Treasury for $95 million pursuant to the CPP. Additionally, Pinnacle Financial issued 534,910 common stock warrants to the U.S. Treasury as a condition to its participation in the CPP. The warrants have an exercise price of $26.64 each and are immediately exercisable and expire 10 years from the date of issuance. Proceeds from this sale of the preferred stock are expected to be used for general corporate purposes, including supporting the continued, anticipated growth of Pinnacle National. The CPP preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% thereafter. The preferred shares are redeemable at the option of Pinnacle Financial under certain circumstances during the first three years and only thereafter without restriction.

Based on a Black Scholes options pricing model, the common stock warrants have been assigned a fair value of $11.86 per warrant, or $6.7 million in the aggregate, as of December 12, 2008. As a result, $6.7 million has been recorded as the discount on the preferred stock obtained above and will be accreted as a reduction in net income available for common shareholders over the next five years at approximately $1.1 million to $1.3 million per year. For purposes of these calculations, the fair value of the common stock warrants as of December 12, 2008 was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	2.64%
Expected life of options	10 years
Expected dividend yield	0.00%
Expected volatility	30.3%
Weighted average fair value	$11.86

Pinnacle Financial's computation of expected volatility is based on weekly historical volatility since September of 2002. The risk free interest rate of the award is based on the closing market bid for U.S. Treasury securities corresponding to the expected life of the stock option issuances in effect at the time of grant.

As noted $6.7 million was assigned to the common stock warrants, accordingly, $88.3 million (total $95.0 million) has been assigned to the Series A preferred stock and will be accreted up to the redemption amount of $95 million over the next five years.

During the third quarter of 2008, Pinnacle Financial sold one million shares of common stock via a private placement to mutual funds and certain other institutional accounts managed by T. Rowe Price Associates, Inc. at $21.50 per share. Proceeds from this sale of common stock are expected to be used for general corporate purposes, including supporting the continued, anticipated growth of Pinnacle National.

Note 4. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For each of the years ended December 31, 2008 and 2007, the average daily balance maintained at the Federal Reserve was approximately $691,000 and $611,000, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2008 and 2007 are summarized as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Government agency securities	$ 62,861,379	$ 1,561,974	$ -	$ 64,423,353
Mortgage-backed securities	626,414,161	12,140,209	197,086	638,357,284
State and municipal securities	136,727,876	1,454,803	3,357,443	134,825,236
Corporate notes	1,907,722	3,785	287,952	1,623,555
	$827,911,138	$15,160,771	$ 3,842,481	$839,229,428
Securities held-to-maturity:				
U.S. Government agency securities	$ 1,997,967	$ 5,593	$ -	$ 2,003,560
State and municipal securities	8,553,289	172,589	86,465	8,639,413
	$ 10,551,256	$ 178,182	$ 86,465	$10,642,973

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Government agency securities	$ 69,481,328	$ 199,761	$ 18,526	$ 69,662,563
Mortgage-backed securities	297,909,174	1,237,808	1,441,636	297,705,346
State and municipal securities	127,220,978	208,241	1,523,412	125,905,807
Corporate notes	2,415,782	-	37,559	2,378,223
	$497,027,262	$ 1,645,810	$ 3,021,133	$495,651,939
Securities held-to-maturity:				
U.S. Government agency securities	$ 17,747,589	$ 4,436	$ -	$ 17,752,025
State and municipal securities	9,285,767	23,175	177,494	9,131,448
	$ 27,033,356	$ 27,611	$ 177,494	$ 26,883,473

Pinnacle Financial had no sales of investment securities during the year ended December 31, 2008. Pinnacle Financial realized approximately $16,000 in net gains from the sale of $770,000 of available-for-sale securities during the year ended December 31, 2007. There were no losses on the sale of securities during the year ended December 31, 2007. Pinnacle Financial had no sales of investment securities in 2006.

At December 31, 2008, approximately $650.4 million of Pinnacle Financial's investment portfolio was pledged to secure public funds and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2008 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 8,974,164	$ 8,964,678	$ 480,604	$ 484,182
Due in one year to five years	19,111,800	19,492,986	8,496,057	8,555,824
Due in five years to ten years	81,462,315	82,672,774	1,574,595	1,602,967
Due after ten years	91,948,698	89,741,706	-	-
	$ 201,496,977	$ 200,872,144	$ 10,551,256	$ 10,642,973

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008 and 2007, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer:

	Investments with an Unrealized Loss of less than 12 months		Investments with an Unrealized Loss of 12 months or longer		Total Investments with an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2008:						
U.S. government agency securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	29,622,695	119,315	2,520,127	77,771	32,142,822	197,086
State and municipal securities	28,560,915	1,095,573	32,466,087	2,348,335	61,027,002	3,443,908
Corporate notes	242,520	157,480	859,475	130,472	1,101,995	287,952
Total temporarily-impaired securities	$ 58,426,130	$ 1,372,368	$ 35,845,689	$ 2,556,578	$ 94,271,819	$ 3,928,946
At December 31, 2007:						
U.S. government agency securities	$ 13,942,078	$ 4,126	$ 2,985,600	$ 14,400	$ 16,927,678	$ 18,526
Mortgage-backed securities	51,240,090	181,098	97,593,453	1,260,538	148.833.543	1.441.636
State and municipal securities	54,467,544	1,214,835	35,481,739	486,071	89,949,283	1,700,906
Corporate notes	527,115	300	1,451,108	37,259	1,978,223	37,559
Total temporarily-impaired securities	$120,176,827	$ 1,400,359	$137,511,900	$ 1,798,268	$ 257,688,727	$ 3,198,627

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Pinnacle Financial to retain its investment in the issue for a period of time sufficient to allow for any anticipated recovery in fair value. Because the declines in fair value noted above were primarily attributable to increases in interest rates and not attributable to credit quality and because Pinnacle Financial has the ability and intent to hold all of these investments until a market price recovery or maturity, the impairment of these investments is not deemed to be other-than-temporary.

Note 6. Loans and Allowance for Loan Losses

The composition of loans at December 31, 2008 and 2007 is summarized in the table below. Certain loans have been reclassified at December 31, 2007 to be consistent with the December 31, 2008 classification.

	2008	2007
Commercial real estate – Mortgage	$ 963,530,444	$ 710,545,533
Consumer real estate – Mortgage	675,605,596	539,768,302
Construction and land development	658,798,934	582,958,584
Commercial and industrial	966,562,521	794,419,213
Consumer and other	90,409,774	121,949,057
Total Loans	3,354,907,269	2,749,640,689
Allowance for loan losses	(36,484,073)	(28,470,207)
Loans, net	$ 3,318,423,196	$ 2,721,170,482

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Pinnacle Financial utilizes broadly accepted industry classification systems in order to classify borrowers into various industry classifications. Pinnacle Financial has a credit exposure (loans outstanding plus unfunded lines of credit) exceeding 25% of Pinnacle National's total risk-based capital to borrowers in the following industries at December 31, 2008 and 2007:

	2008	2007
Trucking industry	$ 99,653,000	$109,118,000
Lessors of nonresidential buildings	406,798,000	249,959,000
Lessors of residential buildings	159,261,000	135,413,000
Land subdividers	319,701,000	283,327,000
New housing operative builders	261,625,000	269,744,000
New single family housing construction	58,018,000	104,980,000

Changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 2008 are as follows:

	2008	2007	2006
Balance at beginning of period	$ 28,470,207	$ 16,117,978	$ 7,857,774
Charged-off loans	(5,133,274)	(1,341,890)	(818,467)
Recovery of previously charged-off loans	1,933,597	279,491	244,343
Allowance from Mid-America acquisition	-	8,694,787	-
Allowance from Cavalry acquisition	-	-	5,102,296
Provision for loan losses	11,213,543	4,719,841	3,732,032
Balance at end of period	$ 36,484,073	$ 28,470,207	$16,117,978

At December 31, 2008 and 2007, Pinnacle Financial had certain impaired loans on nonaccruing interest status. The principal balance of these nonaccrual loans amounted to $10,860,000 and $19,677,000 at December 31, 2008 and 2007, respectively. In each case, at the date such loans were placed on nonaccrual status, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had nonaccruing loans been on accruing status, interest income would have been higher by $1,574,000, $485,000 and $283,000 for each of the years in the three-year period ended December 31, 2008, respectively. For each of the years in the three year period ended December 31, 2008, the average balance of impaired loans was $15,694,000, $5,747,000 and $2,735,000, respectively. As all loans that are deemed impaired were either on nonaccruing interest status during the entire year or were placed on nonaccruing status on the date they were deemed impaired, no interest income has been recognized on any impaired loans during the three year period ended December 31, 2008. At December 31, 2008, Pinnacle Financial allocated approximately $2,026,000 of its allowance for loan losses for loans considered to be impaired. At December 31, 2007, Pinnacle Financial allocated approximately $50,000 of its allowance for loan losses for loans considered to be impaired.

At December 31, 2008, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $36,795,000 to certain directors, executive officers, and their related entities, of which $28,585,000 had been drawn upon. At December 31, 2007, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $27,653,000 to certain directors, executive officers, and their related entities, of which approximately $18,467,000 had been drawn upon. During 2008, $15,485,000 of new loans and extensions on existing lines were made and repayments totaled $5,367,000. During 2006, $2,493,000 of new loans were made, $2,473,000 of loans were purchased through the Mid-America acquisition, and repayments totaled $1,487,000. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved. None of these loans to certain directors, executive officers, and their related entities, were impaired at December 31, 2008 or 2007.

During the three-year period ended December 31, 2008, Pinnacle Financial sold participations in certain loans to correspondent banks and other investors at an interest rate that was less than that of the borrower's rate of interest. In accordance with U.S. generally accepted accounting principles, Pinnacle Financial recognized a net gain on the sale of these participated loans for each of the years in the three year period ended December 31, 2008 of $276,000, $239,000 and $420,000, respectively, which is attributable to the present value of the future net cash flows of the

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent bank based on their participation in the loans. At December 31, 2008, Pinnacle Financial was servicing $133.3 million of loans for correspondent banks and other entities, of which $125.4 million were commercial loans.

At December 31, 2008 and 2007, Pinnacle Financial had $25.5 million and $11.3 million in mortgage loans held-for-sale. These loans are marketed to potential investors prior to closing the loan with the borrower such that there is an agreement for the subsequent sale of the loan between the eventual investor and Pinnacle National prior to the loan being closed with the borrower. Pinnacle Financial sells loans to investors on a loan-by-loan basis and has not entered into any forward commitments with investors for future loan sales. All of these loan sales transfer servicing rights to the buyer. During 2008, Pinnacle Financial recognized $3.8 million in gains on the sale of $283.5 million in mortgage loans held-for-sale, compared to $1.6 million in gains on the sale of $170.0 million in mortgage loans held-for-sale in 2007.

At December 31, 2008, Pinnacle Financial owned $18,306,000 in other real estate which had been acquired, usually through foreclosure, from borrowers compared to $1,673,000 at December 31, 2007. Substantially all of these amounts relate to homes and residential development projects that are either completed or are in various stages of construction for which Pinnacle Financial believes it has adequate collateral. Other real estate is included in Other assets on the consolidated balance sheet. During the years ended December 31, 2008 and 2007, Pinnacle Financial incurred $1,403,000 and $160,000 of expenses related to OREO, of which $912,000 were realized losses on dispositions and holding losses on valuations of these properties during 2008. No such losses were recorded in 2007.

Note 7. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

	Range of Useful Lives	2008	2007
Land	-	$ 16,987,937	$ 15,365,882
Buildings	15 to 30 years	40,802,299	41,255,704
Leasehold improvements	15 to 20 years	4,567,108	5,087,210
Furniture and equipment	3 to 15 years	33,474,537	26,910,636
		95,831,881	88,619,432
Accumulated depreciation		(26,966,660)	(20,233,486)
		$ 68,865,221	$ 68,385,946

Depreciation and amortization expense was approximately $6,733,000, $3,884,000 and $2,702,000 for each of the years in the three-year period ended December 31, 2008.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2008, 2007 and 2006 totaled $1,785,000, $1,346,000 and $1,161,000, respectively. At December 31, 2008, the approximate future minimum lease payments due under the aforementioned operating leases for their base term is as follows:

2009	$ 2,055,221
2010	2,295,958
2011	2,866,572
2012	2,817,515
2013	2,615,716
Thereafter	25,915,454
	$ 38,566,436

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Deposits

At December 31, 2008, the scheduled maturities of time deposits are as follows:

2009	$1,816,843,812
2010	180,673,314
2011	30,541,114
2012	6,760,751
2013	2,942,316
2014	53,000
2015	100,000
	$2,037,914,307

Additionally, at December 31, 2008 and 2007, approximately $1,467,472,000 and $1,000,302,000, respectively, of time deposits had been issued in denominations of $100,000 or greater.

At December 31, 2008 and 2007, Pinnacle Financial had $1.6 million and $4.9 million, respectively, of deposit accounts in overdraft status and thus have been reclassified to loans on the accompanying consolidated balance sheets.

Note 9. Federal Home Loan Bank Advances and Other Borrowings

Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati ("FHLB") and as a result, is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists Pinnacle National in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans with an aggregate carrying value of $257,355,000 as collateral under the borrowing agreements with the FHLB.

At December 31, 2008 and 2007, Pinnacle Financial had received advances from the FHLB totaling $183,966,000 and $92,804,000, respectively. At December 31, 2008, the scheduled maturities of these advances and interest rates are as follows:

	Scheduled Maturities	Weighted average interest rates
2009	$15,144,000	5.01%
2010	57,248,424	3.55%
2011	83,000	0.00%
2012	30,085,000	3.51%
2013	20,066,000	2.67%
Thereafter	61,339,757	2.93%
	$183,966,181	
Weighted average interest rate		*3.36%*

At December 31, 2008, Pinnacle National has accommodations which allow it to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. At December 31, 2008, the balance owed these correspondents amounted to $71,643,000 under these arrangements. At December 31, 2007, the balance owed these correspondents amounted to $39,862,000 under these arrangements.

At December 31, 2008, Pinnacle Financial had a loan agreement related to a $25 million line of credit with a regional bank. This line of credit was originated in February of 2008 and is used to support the growth of Pinnacle National. The balance owed pursuant to this line of credit at December 31, 2008 was $18 million. The $25 million line of credit has a one year term, contains customary affirmative and negative covenants regarding the operation of our business, a negative pledge on the common stock of Pinnacle National and is priced at 30-day LIBOR plus 125 basis points. Pinnacle Financial believes it is in compliance with all covenants related to this line of credit. At December 31, 2007, Pinnacle Financial had a separate loan agreement related to a $9 million fully funded line of credit with another financial institution. This line of credit was paid in full in February of 2008 with borrowings from the aforementioned regional bank line of credit.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008, Pinnacle Financial had $85,770,000 in borrowing availability with the FHLB and other correspondent banks with whom its subsidiary banks have arranged lines of credit.

Note 10. Investments in Affiliated Companies and Subordinated Debt

On August 5, 2008, Pinnacle National also entered into a $15 million subordinated term loan with a regional bank. This loan bears interest at three month LIBOR plus 3.5%, matures in 2015 and qualifies as 100% Tier 2 capital for regulatory capital purposes until 2010 and at a decreasing percentage each year thereafter. This additional capital will be utilized to support our anticipated growth.

On December 29, 2003, we established PNFP Statutory Trust I; on September 15, 2005 we established PNFP Statutory Trust II; on September 7, 2006 we established PNFP Statutory Trust III and on October 31, 2007 we established PNFP Statutory Trust IV ("Trust I"; "Trust II"; "Trust III"; "Trust IV" or collectively, the "Trusts"). All are wholly-owned statutory business trusts. We are the sole sponsor of the Trusts and acquired each Trust's common securities for $310,000; $619,000; $619,000 and $928,000, respectively. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 for Trust I; $20,000,000 for Trust II; $20,000,000 for Trust III and $30,000,000 for Trust IV and using the proceeds to acquire junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. Our $2,476,000 investment in the Trusts is included in investments in unconsolidated subsidiaries in the accompanying consolidated balance sheets and our $82,476,000 obligation is reflected as subordinated debt.

The Trust I Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (4.30% at December 31, 2008) which is set each quarter and matures on December 30, 2033. The Trust II Preferred Securities bear a fixed interest rate of 5.848% per annum through September 30, 2010 at which time the securities will bear a floating rate set each quarter based on a spread over 3-month LIBOR. The Trust II securities mature on September 30, 2035. The Trust III Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (3.11% at December 31, 2008) which is set each quarter and mature on September 30, 2036. The Trust IV Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (4.35% at December 31, 2008) which is set each quarter and mature on September 30, 2037.

Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured; bear interest at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities; and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta and the limitations on repurchase resulting from Pinnacle Financial's participation in the CPP, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008 for Trust I; on or after September 30, 2010 for Trust II; September 30, 2011 for Trust III and September 30, 2012 for Trust IV. The Trust Preferred Securities may also be redeemed, subject to the limitations imposed under the CPP, at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to Federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for Federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities for the Trusts qualify as Tier I capital under current regulatory definitions subject to certain limitations. Debt issuance costs associated with Trust I of $120,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet. These

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

debt issuance costs are being amortized over ten years using the straight-line method. There were no debt issuance costs associated with Trust II; Trust III or Trust IV.

Combined summary financial information for the Trusts follows (dollars in thousands):

Combined Summary Balance Sheets

	December 31, 2008	December 31, 2007
Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 82,476	$ 82,476
Liabilities	$ -	$ -
Stockholder's equity – Trust preferred securities	80,000	80,000
Common securities (100% owned by Pinnacle Financial)	2,476	2,476
Total stockholder's equity	82,476	82,476
Total liabilities and stockholder's equity	$ 82,476	$ 82,476

Combined Summary Income Statement

	Year ended December 31, 2008	2007	2006
Income – Interest income from subordinated debentures issued by Pinnacle Financial	$ 4,903	$ 3,965	$ 2,504
Net Income	$ 4,903	$ 3,965	$ 2,504

Combined Summary Statement of Stockholder's Equity

	Trust Preferred Securities	Total Common Stock	Retained Earnings	Stockholder's Equity
Balances, December 31, 2005	$ 30,000	$ 929	$ -	$ 30,929
Net income	-	-	2,504	2,504
Issuance of trust preferred securities	20,000	619	-	20,619
Dividends:				
Trust preferred securities	-	-	(2,428)	(2,428)
Common paid to Pinnacle Financial	-	-	(76)	(76)
Balances, December 31, 2006	$ 50,000	$ 1,548	$ -	$ 51,548
Net income	-	-	3,965	3,965
Issuance of trust preferred securities	30,000	928	-	30,928
Dividends:				
Trust preferred securities	-	-	(3,847)	(3,847)
Common paid to Pinnacle Financial	-	-	(118)	(118)
Balances, December 31, 2007	$ 80,000	$ 2,476	$ -	$ 82,476
Net income	-	-	4,903	4,903
Issuance of trust preferred securities	-	-	-	-
Dividends:				
Trust preferred securities	-	-	(4,756)	(4,756)
Common paid to Pinnacle Financial	-	-	(147)	(147)
Balances, December 31, 2008	$ 80,000	$ 2,476	$ -	$ 82,476

Note 11. Income Taxes

FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48") was issued in June 2006 and defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties and includes guidance concerning accounting for income tax uncertainties in interim periods. Pinnacle Financial adopted the provisions of FIN 48, on January 1, 2007, and determined there was no need to make an adjustment to retained earnings upon adoption of this Interpretation. As of December 31, 2008, Pinnacle Financial had no unrecognized tax benefits related to Federal or State income tax matters. The Company does not anticipate any

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

material increase or decrease in unrecognized tax benefits during 2009 relative to any tax positions taken prior to December 31, 2008.

As of December 31, 2008, Pinnacle Financial has accrued no interest and no penalties related to uncertain tax positions. It is Pinnacle Financial's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

Pinnacle Financial and its subsidiaries file a consolidated U.S. Federal and state of Tennessee income tax returns. Pinnacle Financial is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2005 through 2008, and the state of Tennessee for the years ended December 31, 2005 through 2008.

Income tax expense attributable to income from continuing operations for each of the years in the three-year period ended December 31, 2008 consists of the following:

	2008	2007	2006
Current tax expense (benefit):			
Federal	$ 14,830,936	$ 6,422,436	$ 9,073,193
State	156,068	(407,966)	547,130
Total current tax expense	14,987,004	6,014,470	9,620,323
Deferred tax expense (benefit):			
Federal	(2,071,411)	3,318,644	(971,418)
State	(548,578)	659,064	(192,918)
Total deferred tax expense (benefit)	(2,619,989)	3,977,708	(1,164,336)
	$ 12,367,015	$ 9,992,178	$ 8,455,987

Pinnacle Financial's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates of 35% to income before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2008 is as follows:

	2008	2007	2006
Income taxes at statutory rate	$ 15,134,326	$ 11,561,737	$ 9,234,057
State tax expense, net of federal tax effect	(259,056)	163,214	230,238
Federal tax credits	(360,000)	(360,000)	(300,000)
Tax-exempt securities	(1,703,794)	(889,716)	(602,100)
Bank owned life insurance	(301,020)	(220,904)	(170,777)
Insurance premiums	(370,782)	(304,807)	(91,049)
Other items	227,341	42,654	155,618
Income tax expense	$12,367,015	$ 9,992,178	$ 8,455,987

The effective tax rate for all years is impacted by Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits which are available through 2010. Tax benefits related to these credits will be recognized for financial reporting purposes in the same periods that the credits are recognized in the Company's income tax returns. The credit that is available for each of the years in the three year period ended December 31, 2008 and 2007 was $360,000 and $300,000 in 2006. Pinnacle Financial believes that it will comply with the various regulatory provisions of the New Markets Tax Credit program, and therefore has reflected the impact of the credits in it estimated annual effective tax rate for 2008, 2007 and 2006.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets:		
Loan loss allowance	$ 14,266,271	$ 11,104,038
Loans	564,842	1,398,865
Securities	-	485,398
Accrued liability for supplemental retirement agreements	438,049	433,049
Deposits	301,448	1,156,680
Restricted stock and stock options	1,235,124	559,888
FHLB discount	265,316	346,402
Mid-America organization costs	276,484	298,169
Net operating loss carryforward	-	1,662,445
Other deferred tax assets	1,480,253	546,491
Total deferred tax assets	18,827,787	17,991,425
Deferred tax liabilities:		
Depreciation and amortization	4,912,718	5,620,575
Core deposit intangible asset	6,144,146	6,803,830
Securities	4,343,963	-
REIT dividends	68,054	266,981
FHLB dividends	987,824	853,829
Other deferred tax liabilities	1,023,654	838,845
Total deferred tax liabilities	17,480,359	14,384,060
Net deferred tax assets	$ 1,347,428	$ 3,607,365

Note 12. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are generally issued on behalf of an applicant (our customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit.

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

A summary of Pinnacle Financial's total contractual amount for all off-balance sheet commitments at December 31, 2008 is as follows:

Commitments to extend credit	$1,010,353,000
Standby letters of credit	85,975,000

At December 31, 2008, the fair value of Pinnacle Financial's standby letters of credit was $325,000. This amount represents the unamortized fee associated with these standby letters of credit and is included in the consolidated balance sheet of Pinnacle Financial. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

Visa Litigation – Pinnacle National is a member of the Visa USA network. Under Visa USA bylaws, Visa members are obligated to indemnify Visa USA and/or its parent company, Visa, Inc. (Visa), for potential future settlement of, or judgments resulting from, certain litigation, which Visa refers to as the "covered litigation." Pinnacle National's indemnification obligation is limited to its membership proportion of Visa USA. On November 7, 2007, Visa announced the settlement of its American Express litigation, and disclosed in its annual report to the SEC on Form 10-K for the year ended September 30, 2007 that Visa had accrued a contingent liability for the estimated settlement of its Discover litigation. Accordingly, Pinnacle National expensed and recognized a contingent liability in the amount of $145,000 as an estimate for its membership proportion of the American Express settlement and the potential Discover settlement, as well as its membership proportion of the amount that Pinnacle National estimates will be required for Visa to settle the remaining covered litigation. During the fourth quarter of 2008, Pinnacle National expensed and recognized an additional $28,000 contingent liability for the revised estimated settlement of Visa's Discover litigation.

Visa completed an initial public offering (IPO) in March 2008. Visa used a portion of the proceeds from the IPO to establish a $3.0 billion escrow for settlement of covered litigation and used substantially all of the remaining portion to redeem class B and class C shares held by Visa issuing members. During the three months ended March 31, 2008, Pinnacle Financial recognized a pre-tax gain of $140,000 on redemption proceeds received from Visa, Inc. and reversed $63,000 of the $173,000 litigation expense recognized as its pro-rata share of the $3.0 billion escrow funded by Visa, Inc. The timing for ultimate settlement of all covered litigation is not determinable at this time.

Note 13. Director and Officer Common Stock Warrants

Three executives of Pinnacle Financial (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of Pinnacle Financial's Board of Directors and two other organizers of Pinnacle Financial were awarded in 2000 warrants to acquire 406,000 shares of common stock at $5.00 per share in connection with guarantees of organizational expenses. During 2008, 50,000 warrants were exercised and, as a result, 345,000 unexercised warrants were outstanding and exercisable at December 31, 2008. The outstanding warrants expire August 17, 2010.

Note 14. Salary Deferral Plans and Cavalry Supplemental Executive Retirement Agreements

Pinnacle Financial has 401(k) retirement plans (the "401k Plans) covering all employees who elect to participate, subject to certain eligibility requirements. The Plans allow employees to defer up to 15% of their salary subject to regulatory limitations with Pinnacle Financial matching 100% of the first 4% in Pinnacle Financial stock during 2008, 2007 and 2006. Subsequent to the merger with Cavalry, from March 15, 2006 through December 29, 2006, certain employees participated in the Cavalry Bancorp 401(k) plan. On December 29, 2006, the Cavalry Bancorp 401(k) plan was merged into the Pinnacle Financial 401(k) plan. Subsequent to the merger with Mid-America, from November 30, 2007 through December 31, 2007, certain employees participated in the Bank of the South 401(k) Plan and the PrimeTrust 401(k) Plan. The Bank of the South 401(k) Plan and the PrimeTrust 401(k) were merged into the Pinnacle Financial 401(k) plan on January 1, 2008. Pinnacle Financial's expense associated with the matching component of the plan(s) for each of the years in the three-year period ended December 31, 2008 was approximately $996,000, $762,000 and $259,000, respectively, and is included in the accompanying consolidated statements of income in salaries and employee benefits expense.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the merger with Pinnacle Financial, Cavalry maintained an employee stock ownership plan for the benefit of certain employees (the "Cavalry ESOP"). The Cavalry ESOP is a noncontributory retirement plan adopted by Cavalry in 1998 for the benefit of certain employees who meet minimum eligibility requirements. Cavalry Bancorp, Inc. was the Plan Sponsor and with the merger with Pinnacle Financial, Pinnacle Financial became the Plan Sponsor on March 15, 2006. On March 15, 2006, the Cavalry ESOP owned approximately 683,000 common shares of Pinnacle Financial. The Cavalry ESOP had no liabilities as of March 15, 2006, thus all of the Pinnacle Financial shares owned by the Cavalry ESOP were available for distribution to the participants in the Cavalry ESOP pursuant to the terms of the plan. The terms of the Cavalry ESOP did not change as a result of the merger with Pinnacle Financial.

Pursuant to the terms of the Cavalry ESOP, participation in the plan has been frozen as of March 15, 2006 and all participants in the plan were fully vested prior to the merger date. All assets of the plan were allocated to the participants pursuant to the plan's provisions. Thus, Pinnacle Financial is not required to make future contributions to the Cavalry ESOP. Distributions to participants are only made upon the termination from employment from Pinnacle Financial or the participant's death, at which time, distributions will be made to the participant's beneficiaries.

Pinnacle National serves as the Trustee of the Cavalry ESOP. During 2008 and 2007, Pinnacle National assessed the Cavalry ESOP no fees as Trustee. Additionally, Pinnacle National incurred administrative expenses of $10,000 and $27,000, respectively, primarily auditing and consulting expenses, to maintain the plan.

Prior to the merger with Pinnacle Financial, Cavalry had adopted nonqualified noncontributory supplemental retirement agreements (the "Cavalry SRAs") for certain directors and executive officers of Cavalry. Cavalry invested in and, as a result of the Cavalry merger, Pinnacle Financial is the owner of single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the accumulated gains on the policy allocated to such participant, if any, will be distributed to the participant in equal installments for 15 years (the "Primary Benefit"). In addition, any annual gains after the retirement date of the participant will be distributed on an annual basis for the lifetime of the participant (the "Secondary Benefit"). As a result of the merger with Pinnacle Financial, all participants became fully vested in the Cavalry SRAs. No new participants have been added to the Cavalry SRAs as a result of the merger with Pinnacle Financial.

The Cavalry SRAs also provide the participants with death benefits, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The death benefits are not taxable to Pinnacle Financial or the participant's beneficiary.

Pinnacle Financial recognized approximately $59,000 in compensation expense in each of the years ended December 31, 2008 and 2007 related to the Cavalry SRAs. During 2007, compensation expense related to the Cavalry SRAs was reduced by $330,000 due to Pinnacle Financial offering a settlement to all participants in the Cavalry SRAs with eleven participants accepting the settlement. Two individuals remain as participants in the Cavalry SRAs. Additionally, Pinnacle Financial incurred approximately $4,000 and $6,000 in administrative expenses to maintain the Cavalry SRA during the years ended December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, included in other liabilities is $1,117,000 and $1,104,000, respectively, which represents the net present value of the future obligations owed the remaining participants in the Cavalry SRAs using a discount rate of 5% at December 31, 2008 and 2007.

In June 2006, the Emerging Issues Task Force issued EITF No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements." The EITF concluded that deferred compensation or postretirement benefit aspects of an endorsement split-dollar life insurance arrangement should be recognized as a liability by the employer and the obligation is not effectively settled by the purchase of a life insurance policy. The effective date is for fiscal years beginning after December 15, 2007. On January 1, 2008, Pinnacle Financial accounted for this EITF as a change in accounting principle and recorded a liability of $985,000 along with a corresponding adjustment of $599,000 to beginning retained earnings, net of tax.

Note 15. Stock Options, Stock Appreciation Rights and Restricted Shares

Pinnacle Financial has two equity incentive plans under which it has granted stock options to its employees to purchase common stock at or above the fair market value on the date of grant and granted restricted share awards to employees and directors. At December 31, 2008, there were 440,016 shares available for issue under these plans.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the first quarter of 2006 and in connection with its merger with Cavalry, Pinnacle Financial assumed a third equity incentive plan, the 1999 Cavalry Bancorp, Inc. Stock Option Plan (the "Cavalry Plan"). All options granted under the Cavalry Plan were fully vested prior to Pinnacle Financial's merger with Cavalry and expire at various dates between January 2011 and June 2012. In connection with the merger, all options to acquire Cavalry common stock were converted to options to acquire Pinnacle Financial common stock at the 0.95 exchange ratio. The exercise price of the outstanding options under the Cavalry Plan was adjusted using the same exchange ratio. All other terms of the Cavalry options were unchanged. There were 195,551 Pinnacle shares which could be acquired by the participants in the Cavalry Plan at exercise prices that ranged between $10.26 per share and $13.68 per share.

On November 30, 2007 and in connection with its merger with Mid-America, Pinnacle Financial assumed several equity incentive plans, including the Mid-America Bancshares, Inc. 2006 Omnibus Equity Incentive Plan (the "Mid-America Plans"). All options and stock appreciation rights granted under the Mid-America Plans were fully vested prior to Pinnacle Financial's merger with Mid-America and expire at various dates between June 2011 and July 2017. In connection with the merger, all options and stock appreciation rights to acquire Mid-America common stock were converted to options or stock appreciation rights, as applicable, to acquire Pinnacle Financial common stock at the 0.4655 exchange ratio. The exercise price of the outstanding options and stock appreciation rights under the Mid-America Plans were adjusted using the same exchange ratio with the exercise price also being reduced by $1.50 per share. All other terms of the Mid-America options and stock appreciation rights were unchanged. There were 487,835 Pinnacle shares which could be acquired by the participants in the Mid-America Plan at exercise prices that ranged between $6.63 per share and $21.37 per share. At December 31, 2008, there were 92,318 shares available for issue under the Mid-America Plans to associates of Pinnacle Financial or Pinnacle National that were associates of Mid-America or its affiliates at the time of the merger.

<u>*Common Stock Options and Stock Appreciation Rights*</u>

As of December 31, 2008, of the 2,211,000 stock options and 11,000 stock appreciation rights outstanding, 1,236,000 options were granted with the intention to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment to the option holder while 986,000 options would be deemed non-qualified stock options or stock appreciation rights and thus not subject to favorable tax treatment to the option holder. All stock options granted under the Pinnacle Financial equity incentive plans vest in equal increments over five years from the date of grant and are exercisable over a period of ten years from the date of grant. All stock options and stock appreciation rights granted under the Cavalry Plan and Mid-America Plans were fully-vested at the date of those mergers.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the activity within the equity incentive plans during each of the years in the three year period ended December 31, 2008 and information regarding expected vesting, contractual terms remaining, intrinsic values and other matters was as follows:

	Number	Weighted-Average Exercise Price	Weighted-Average Contractual Remaining Term (in years)	Aggregate Intrinsic Value (1) (000's)
Outstanding at December 31, 2005	**1,242,393**	**$ 9.78**		
Additional stock option grants resulting from assumption of the Cavalry Plan	195,551	10.80		
Granted	365,519	24.00		
Exercised	(130,168)	9.69		
Forfeited	(14,836)	15.45		
Outstanding at December 31, 2006	**1,658,459**	**$ 12.93**		
Additional stock option grants and stock appreciation rights resulting from assumption of the Mid-America Plan	487,835	14.54		
Granted	376,543	30.66		
Stock options exercised	(99,741)	8.68		
Stock appreciation rights exercised (2)	(465)	21.37		
Forfeited	(23,808)	28.00		
Outstanding at December 31, 2007	**2,398,823**	**$ 16.84**		
Granted	163,360	21.51		
Stock options exercised	(264,104)	12.81		
Stock appreciation rights exercised (3)	(3,738)	15.60		
Forfeited	(72,421)	23.76		
Outstanding at December 31, 2008	**2,221,920**	**$ 17.41**	**5.99**	**$28,310**
Outstanding and expected to vest at December 31, 2008	**2,189,698**	**$ 17.24**	**5.96**	**$28,243**
Options exercisable at December 31, 2008	**1,483,381**	**$ 12.68**	**5.05**	**$24,656**

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of Pinnacle Financial common stock of $29.81 per common share for the 1.8 million options and stock appreciation rights that were in-the-money at December 31, 2008.
(2) The 465 stock appreciation rights exercised during 2007 settled in 121 shares of Pinnacle Financial common stock.
(3) The 3,738 stock appreciation rights exercised during 2008 settled in 1,208 shares of Pinnacle Financial common stock.

During the year ended December 31, 2008, 226,916 option awards vested at an average exercise price of $24.22 and an intrinsic value of approximately $6.4 million.

During each of the years in the three year period ended December 31, 2008, the aggregate intrinsic value of options and stock appreciation rights exercised under our equity incentive plans was $3,409,000, $2,067,000 and $1,694,000, respectively, determined as of the date of option exercise. As of December 31, 2008, there was approximately $5.3 million of total unrecognized compensation cost related to unvested stock options granted under our equity incentive plans. That cost is expected to be recognized over a weighted-average period of 2.93 years.

Pinnacle Financial adopted SFAS No. 123(R) using the modified prospective transition method on January 1, 2006. Accordingly, during the years ended December 31, 2008 and 2007, we recorded stock-based compensation expense using the Black-Scholes valuation model for awards granted prior to, but not yet vested, as of January 1, 2006 and for stock-based awards granted after January 1, 2006, based on fair value estimated using the Black-Scholes valuation model. For these awards, we have recognized compensation expense using a straight-line amortization method. As SFAS No. 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the years ended December 31, 2008 and 2007 has been reduced for estimated forfeitures. The impact on our results of operations (compensation and employee benefits expense) and earnings per share of recording stock-based compensation in accordance with SFAS No. 123(R) (related to stock option awards) for the years ended December 31, 2008 and 2007 was as follows:

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Awards granted with the intention to be classified as incentive stock options	Non-qualified stock option awards	Totals
For the year ended December 31,2008:			
Stock-based compensation expense	$ 308,901	$ 1,613,478	$ 1,922,379
Deferred income tax benefit	-	632,967	632,967
Impact of stock-based compensation expense after deferred income tax benefit	$ 308,901	$ 980,511	$ 1,289,412
Impact on earnings per share:			
Basic –weighted average shares outstanding	$ 0.01	$ 0.04	$ 0.06
Fully diluted – weighted average shares outstanding	$ 0.01	$ 0.04	$ 0.05
For the year ended December 31,2007:			
Stock-based compensation expense	$ 481,009	$ 1,222,432	$ 1,703,441
Deferred income tax benefit	-	479,560	479,560
Impact of stock-based compensation expense after deferred income tax benefit	$ 481,009	$ 742,872	$ 1,223,881
Impact on earnings per share:			
Basic –weighted average shares outstanding	$ 0.03	$ 0.05	$ 0.08
Fully diluted – weighted average shares outstanding	$ 0.03	$ 0.04	$ 0.07
For the year ended December 31,2006:			
Stock-based compensation expense	$ 586,924	$ 423,034	$ 1,009,958
Deferred income tax benefit	-	165,956	165,956
Impact of stock-based compensation expense after deferred income tax benefit	$ 586,924	$ 257,078	$ 844,002
Impact on earnings per share:			
Basic –weighted average shares outstanding	$ 0.04	$ 0.02	$ 0.06
Fully diluted – weighted average shares outstanding	$ 0.04	$ 0.02	$ 0.06

For purposes of these calculations, the fair value of options granted for each of the years in the three-year period ended December 31, 2008 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2008	*2007*	*2006*
Risk free interest rate	3.20%	4.70%	4.65%
Expected life of options	6.50 years	6.50 years	6.50 years
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	28.5%	21.1%	23.1%
Weighted average fair value	$7.76	$10.57	$10.44

Pinnacle Financial's computation of expected volatility is based on weekly historical volatility since September of 2002. Pinnacle Financial used the simplified method in determining the estimated life of stock option issuances. The risk free interest rate of the award is based on the closing market bid for U.S. Treasury securities corresponding to the expected life of the stock option issuances in effect at the time of grant.

Restricted Shares

Additionally, Pinnacle Financial's 2004 Equity Incentive Plan provides for the granting of restricted share awards and other performance or market-based awards. There were no market-based awards or stock appreciation rights outstanding as of December 31, 2008 under the 2004 Equity Incentive Plan. During the three-year period ended December 31, 2008, Pinnacle Financial awarded 22,457 shares in 2006, 42,551 shares in 2007, and 190,468 shares in 2008 of restricted common stock awards to certain Pinnacle Financial associates and outside directors.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of activity for unvested restricted share awards for the years ended December 31, 2008, 2007, and 2006 follows:

	Number	Grant Date Weighted-Average Cost
Unvested at December 31, 2005	**18,930**	**$ 24.77**
Shares awarded	22,457	33.01
Restrictions lapsed and shares released to associates/directors	(6,739)	24.68
Shares forfeited	(400)	25.00
Unvested at December 31, 2006	**34,248**	**$ 30.19**
Shares awarded	42,551	29.16
Restrictions lapsed and shares released to associates/directors	(16,760)	28.45
Shares forfeited	-	-
Unvested at December 31, 2007	**60,039**	**$ 29.94**
Shares awarded	190,468	23.30
Restrictions lapsed and shares released to associates/directors	(11,153)	27.56
Shares forfeited	(7,473)	25.20
Unvested at December 31, 2008	**231,881**	**$ 24.76**

Status of 2006 Restricted Share Awards: There were 22,457 restricted share awards granted during 2006. The following discusses the current status of these awards:

- The forfeiture restrictions on 18,057 restricted share awards granted to associates in 2006 lapsed in three separate traunches should Pinnacle Financial achieve certain earnings and soundness targets over each year of the subsequent three-year period (or, alternatively, the cumulative three-year period), excluding the impact of any merger related expenses in 2006 and thereafter. The 2006 performance targets were met and the restrictions on 6,021 shares lapsed. The performance targets for the 2007 and 2008 performance targets were not met. Additionally, the cumulative three-year performance target for the three year period ended December 31, 2008 was also not met. Consequently, the remaining 12,036 shares were forfeited in January 2009.
- During 2006, 4,400 restricted share awards were issued to the outside members of the board of directors in accordance with their board compensation plan. Restrictions lapsed on the one year anniversary date of the award based on each individual board member meeting their attendance goals for the various board and board committee meetings to which each member was scheduled to attend. Each board member received an award of 400 shares. All board members who had been granted these restricted shares met their attendance goals with the exception of one outside board member who resigned his board seat during 2006 and forfeited his restricted share award in July 2006.

Status of 2007 Restricted Share Awards: There were 42,551 restricted share awards granted during 2007. The following discusses the current status of these awards:

- The forfeiture restrictions on 25,296 restricted share awards granted to associates in 2007 lapse in three separate traunches should Pinnacle Financial achieve certain earnings and soundness targets over each year of the subsequent three-year period (or, alternatively, the cumulative three-year period), excluding the impact of any merger related expenses in 2007 and thereafter. The 2007 and 2008 performance targets were not met and, as a result, for the restrictions on these shares to lapse, a cumulative three-year performance target for the three year period ended December 31, 2009 will be required to be met, otherwise these shares are subject to forfeiture.
- The forfeiture restrictions on 14,025 restricted share awards lapse in five traunches on the anniversary date of the grant so long as Pinnacle Financial is profitable for that year. During 2008, the restrictions on 2,725 of these shares lapsed.
- During 2007, 3,230 restricted share awards were issued to the outside members of the board of directors in accordance with their board compensation plan. Restrictions lapsed on the one year anniversary date of the award based on each individual board member meeting their attendance goals for the various board and board committee meetings to which each member was scheduled to attend. Each board member

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

received an award of 323 shares. All board members who had been granted these restricted shares met their attendance goals.

Status of 2008 Restricted Share Awards: There were 190,468 restricted share awards granted during 2008. The following discussed the current status of these awards:

- The forfeiture restrictions on 26,805 restricted share awards granted to associates in 2008 lapse in three separate traunches should Pinnacle Financial achieve certain earnings and soundness targets over each year of the subsequent three-year period (or, alternatively, the cumulative three-year period), excluding the impact of any merger related expenses in 2008 and thereafter. The 2008 performance targets were not met and, as a result, for the restrictions on these shares to lapse, a cumulative three-year performance target for the three year period ended December 31, 2010 will be required to be met, otherwise these shares are subject to forfeiture.
- The forfeiture restrictions on another 26,805 restricted share awards lapse in equal annual traunches on the anniversary date of the grant over a 10 year period or until the associate is 65 years of age, whichever is earlier so long as Pinnacle Financial is profitable for that year. Approximately 10% of these shares vested in January 2009.
- The forfeiture restrictions on 127,095 restricted share awards lapse in five traunches on the anniversary date of the grant so long as Pinnacle Financial is profitable for that year. In January 2009, the restrictions on 12,945 of these shares lapsed. During 2008, 5,300 of these shares were forfeited.
- During 2008, 9,763 restricted share awards were issued to the outside members of the board of directors in accordance with their board compensation plan. Restrictions lapse on the one year anniversary date of the award based on each individual board member meeting their attendance goals for the various board and board committee meetings to which each member was scheduled to attend. Each board member received an award of 751 shares. All board members who had been granted these restricted shares met their attendance goals with the exception of one outside board member who resigned his board seat during 2008 and forfeited his restricted share award.

Compensation expense associated with the performance based restricted share awards is recognized over the time period that the restrictions associated with the awards are anticipated to lapse based on a graded vesting schedule such that each traunche is amortized separately. Compensation expense associated with the time based restricted share awards is recognized over the time period that the restrictions associated with the awards lapse based on the total cost of the award. During the years ended December 31, 2008 and 2007, $328,000 and $54,000, respectively, in previously expensed compensation associated with certain traunches of restricted share awards was reversed when Pinnacle Financial determined that the performance targets required to vest the awards were unlikely to be achieved.

A summary of compensation expense, net of the impact of income taxes, related to restricted stock awards for the three-year period ended December 31, 2008, follows:

	2008	2007	2006
Stock-based compensation expense	$ 425,050	$ 396,378	$ 465,003
Income tax benefit	166,747	155,499	182,421
Impact of stock-based compensation expense, net of income tax benefit	$ 258,303	$ 240,879	$ 282,582
Impact on earnings per share:			
Basic –weighted average shares outstanding	$ 0.01	$ 0.01	$ 0.02
Fully diluted – weighted average shares outstanding	$ 0.01	$ 0.01	$ 0.02

Note 16. Derivative Instruments

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings. Beginning in 2007, Pinnacle Financial entered into interest rate swaps ("swaps") to facilitate customer transactions and meet their financing needs. Upon entering into these instruments to meet customer needs, Pinnacle Financial enters into

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

offsetting positions in order to minimize the risk to Pinnacle Financial. These swaps qualify as derivatives, but are not designated as hedging instruments.

Interest rate swap contracts involve the risk of dealing with counterparties and their ability to meet contractual terms. When the fair value of a derivative instrument contract is positive, this generally indicates that the counter party or customer owes Pinnacle Financial, and results in credit risk to Pinnacle Financial. When the fair value of a derivative instrument contract is negative, Pinnacle Financial owes the customer or counterparty and therefore, has no credit risk.

A summary of Pinnacle Financial's interest rate swaps as of December 31, 2008 is included in the following table (in thousands):

	December 31, 2008	
	Notional Amount	Estimated Fair Value
Interest rate swap agreements:		
Pay fixed / receive variable swaps	$ 156,086	$ 16,309
Pay variable / receive fixed swaps	156,086	(16,431)
Total	$ 312,172	$ (122)

Note 17. Employment Contracts

Pinnacle Financial has entered into, and subsequently amended, four continuously automatic-renewing three-year employment agreements with four of its senior executives, the President and Chief Executive Officer, the Chairman of the Board, the Chief Administrative Officer and the Chief Financial Officer. These agreements, as amended, will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events," Pinnacle Financial will be obligated to pay each of the four senior executives certain amounts, which vary according to the Terminating Event, which is based on their annual salaries and bonuses. These Terminating Events include disability, cause, without cause and other events. In connection with the CPP, the agreements were modified to comply with certain limitations specified in the CPP for payment upon certain terminations of employment.

In 2006, Pinnacle Financial entered into an employment agreement with one of its directors who served as the former Chief Executive Officer of Cavalry. This agreement had a term that expired on December 31, 2007. Pursuant to the employment agreement the director has agreed to a noncompetition and nonsolicitation clause for a period of three years following December 31, 2007.

Pinnacle Financial has business protection agreements with three former executive officers and directors of Mid-America. Under the terms of these agreements, the former executive officer and directors have agreed that they will not actively participate or engage directly or indirectly in a competing business within the Nashville MSA and the counties contiguous to the Nashville MSA until the earlier of (1) voluntary retirement after reaching age 65; (2) any transaction whereby Pinnacle Financial is acquired; or (3) August 31, 2011. In exchange for this agreement, each executive is entitled to receive their future monthly salary while employed or $10,000 per month after their employment until the occurrence of one of the terminating events.

Note 18. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For each of the years in the three year period ended December 31, 2008, Pinnacle Financial incurred approximately $287,000, $309,000 and $195,000, respectively, in expense for services rendered by this public relations company. Another director is an officer in an insurance firm that serves as an agent in securing insurance in such areas as Pinnacle Financial's property and casualty insurance and other insurance policies.

During 2004, Pinnacle Financial's wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. ("PCEH"), acquired a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. An employee of Pinnacle National also owns a 24.5% interest in Collateral Plus, LLC. PCEH's 24.5% ownership of Collateral Plus, LLC resulted in pre-tax earnings of $95,000 in 2008, $274,000 in 2007 and $120,000 in 2006.

Also see "Note 6-Loans and Allowance for Loan Losses" concerning loans and other extensions of credit to certain directors, officers, and their related entities.

Note 19. Fair Value of Financial Instruments

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2008 and 2007. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash, Due From Banks and Fed Funds Sold - The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

Securities - Estimated fair values for securities available for sale and securities held to maturity are based on quoted market prices where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Mortgage Loans Held for Sale — The carrying amount of mortgage loans held-for-sale represent their fair value.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values approximate carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

Deposits, Securities Sold Under Agreements to Repurchase, Advances from the Federal Home Loan Bank and other borrowings and Subordinated Debt - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase, floating rate advances from the Federal Home Loan Bank and floating rate subordinated debt approximate their fair values. Fair values for certificates of deposit, fixed rate advances from the Federal Home Loan Bank and fixed rate subordinated debt are estimated using discounted cash flow models, using current market interest rates offered on certificates, advances and other borrowings with similar remaining maturities. For fixed rate subordinated debt, the maturity is assumed to be as of the earliest date that the indebtedness will be repriced.

Federal Funds Purchased - The carrying amounts of federal funds purchased approximate their fair value.

Financial derivatives - The carrying amounts of financial derivatives represent their fair value based on information from a third party.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to Pinnacle Financial until such

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commitments are funded. Pinnacle Financial has determined that the fair value of commitments to extend credit is not significant.

The carrying amounts and estimated fair values of Pinnacle Financial's financial instruments at December 31, 2008 and 2007 were as follows (in thousands):

	December 31, 2008		December 31, 2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash, due from banks, and Federal funds sold	$ 90,253	$ 90,253	$ 122,504	$ 122,504
Securities available-for-sale	839,229	839,229	495,652	495,652
Securities held-to-maturity	10,551	10,643	27,033	26,883
Mortgage loans held-for-sale	25,477	25,477	11,252	11,252
Loans, net	3,318,423	3,338,609	2,721,170	2,705,663
Derivative assets	16,309	16,309	504	504
Financial liabilities:				
Deposits and securities sold under agreements to repurchase	$ 3,717,544	$ 3,727,094	$ 3,081,390	$3,077,828
Federal Home Loan Bank advances and other borrowings	201,966	205,297	101,804	101,576
Federal Funds Purchased	71,643	71,643	39,862	39,862
Subordinated debt	97,476	104,268	82,476	83,293
Derivative liabilities	16,431	16,431	504	504
	Notional Amount		Notional Amount	
Off-balance sheet instruments:				
Commitments to extend credit	$ 1,010,353	$ -	$ 833,893	$ -
Standby letters of credit	85,975	325	98,305	234

Note 20. Regulatory Matters

Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency. Pinnacle Financial is also subject to limits on payment of dividends to its shareholders by the rules, regulations and policies of federal banking authorities and by its participation in the CPP. Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle Financial generates sufficient capital through net income from operations to support both anticipated asset growth and dividend payments. During the year ended December 31, 2008, Pinnacle National paid dividend payments of $5.0 million to Pinnacle Financial to fund Pinnacle Financial's interest payments due on its subordinated indebtedness. At December 31, 2008, pursuant to federal banking regulations, Pinnacle National had approximately $53.9 million of net retained profits from the previous two years available for dividend payments to Pinnacle Financial.

Pinnacle Financial and its banking subsidiary are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and its banking subsidiary must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Pinnacle Financial's and its banking subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and its banking subsidiary to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2008 and December 31, 2007, that Pinnacle Financial and Pinnacle National met all capital adequacy requirements to which they are subject. To be categorized as well-capitalized, Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tier I leverage ratios as set forth in the following table. Pinnacle Financial and Pinnacle National's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2008						
Total capital to risk weighted assets:						
Pinnacle Financial	$ 498,175	13.53%	$ 294,636	8.0%	not applicable	
Pinnacle National	$ 424,798	11.58%	$ 293,562	8.0%	$ 366,953	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$ 446,635	12.13%	$ 147,318	4.0%	not applicable	
Pinnacle National	$ 373,258	10.17%	$ 146,781	4.0%	$ 220,172	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$ 446,635	10.47%	$ 170,700	4.0%	not applicable	
Pinnacle National	$ 373,258	8.75%	$ 170,717	4.0%	$ 213,396	5.0%
At December 31, 2007						
Total capital to risk weighted assets:						
Pinnacle Financial	$322,146	10.4%	$248,263	8.0%	not applicable	
Pinnacle National	$214,201	10.1%	$169,825	8.0%	$ 212,282	10.0%
PrimeTrust Bank	$ 56,822	10.1%	$ 45,026	8.0%	$ 56,283	10.0%
Bank of the South	$ 41,946	10.4%	$ 32,155	8.0%	$ 40,193	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$293,676	9.5%	$124,132	4.0%	not applicable	
Pinnacle National	$194,804	9.2%	$ 84,913	4.0%	$ 127,369	6.0%
PrimeTrust Bank	$ 51,550	9.2%	$ 22,513	4.0%	$ 33,770	6.0%
Bank of the South	$ 38,089	9.5%	$ 16,077	4.0%	$ 24,116	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$293,676	11.6%	$101,515	4.0%	not applicable	
Pinnacle National	$194,804	8.5%	$ 91,273	4.0%	$ 114,091	5.0%
PrimeTrust Bank	$ 51,550	8.3%	$ 24,976	4.0%	$ 31,220	5.0%
Bank of the South	$ 38,089	7.6%	$ 19,908	4.0%	$ 24,886	5.0%

(*) Average assets for the above calculations were based on the most recent quarter.

Note 21. Business Segment Information

Pinnacle Financial has four reporting segments comprised of commercial banking, trust and investment services, mortgage origination and insurance services. Pinnacle Financial's primary segment is commercial banking which consists of commercial loan and deposit services as well as the activities of Pinnacle National's branch locations. Trust and investment services include trust services offered by Pinnacle National and all brokerage and investment activities associated with Pinnacle Asset Management, an operating unit within Pinnacle National. Mortgage origination is also a separate unit within Pinnacle National and focuses on the origination of residential mortgage loans for sale to investors in the secondary residential mortgage market. Insurance Services reflect the activities of Pinnacle National's wholly owned subsidiary, Miller Loughry Beach Insurance and Services ("Miller Loughry Beach"). Miller Loughry Beach is a general insurance agency located in Murfreesboro, Tennessee and is licensed to sell various commercial and consumer insurance products.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information for each reportable segment as of December 31, 2008 and 2007 and for each year in the three-year period ended December 31, 2008 (dollars in thousands):

	Commercial Banking	Trust and Investment Services	Mortgage Origination	Insurance Services	Total Company
For the year ended December 31, 2008:					
Net interest income	$ 114,021	$ -	$ 194	$ -	$ 114,215
Provision for loan losses	11,214	-	-	-	11,214
Noninterest income	20,805	6,639	3,740	3,534	34,718
Noninterest expense	84,402	5,109	2,418	2,549	94,478
Income tax expense	10,780	600	594	393	12,367
Net income	$ 28,430	$ 930	$ 922	$ 592	$ 30,874
Net income available to common stockholders	$ 30,565	$ -	$ -	$ -	$ 30,565
For the year ended December 31, 2007:					
Net interest income	$ 75,541	$ -	$ 171	$ -	$ 75,712
Provision for loan losses	4,720	-	-	-	4,720
Noninterest income	12,492	4,743	2,792	2,494	22,521
Noninterest expense	52,929	3,484	2,249	1,818	60,480
Income tax expense	8,949	494	280	269	9,992
Net income	$ 21,435	$ 765	$ 434	$ 407	$ 23,041
For the year ended December 31, 2006:					
Net interest income	$ 60,953	$ -	$ -	$ -	$ 60,953
Provision for loan losses	3,732	-	-	-	3,732
Noninterest income	8,705	3,316	1,647	2,119	15,787
Noninterest expense	41,930	2,375	976	1,343	46,624
Income tax expense	7,508	369	263	317	8,457
Net income	$ 16,488	$ 572	$ 408	$ 459	$ 17,927
As of December 31, 2008:					
End of period assets	$ 4,720,706	$ 783	$ 25,816	$ 6,770	$ 4,754,075
As of December 31, 2007:					
End of period assets	$ 3,773,874	$ 400	$ 15,074	$ 4,822	$ 3,794,170

At December 31, 2008 and 2007, Pinnacle Financial had approximately $261.0 million and $260.9 million, respectively, in goodwill and core deposit intangible assets, all of which had been assigned to the Commercial Banking segment except for $1.2 million at December 31, 2008 which was assigned to insurance services.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of income, and cash flows of Pinnacle Financial as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008:

CONDENSED BALANCE SHEETS

	2008	2007
Assets:		
Cash	$ 85,089,190	$ 9,829,126
Investments in consolidated subsidiaries	636,278,407	538,364,192
Investment in unconsolidated subsidiaries:		
PNFP Statutory Trust I	310,000	310,000
PNFP Statutory Trust II	619,000	619,000
PNFP Statutory Trust III	619,000	619,000
PNFP Statutory Trust IV	928,000	928,000
Other investments	1,548,615	1,255,135
Current income tax receivable	1,107,618	8,365,160
Other assets	2,070,010	8,125,827
	$ 728,569,839	$568,415,440
Liabilities and stockholders' equity:		
Income taxes payable to subsidiaries	$ 487,763	$ 8,916,956
Subordinated debt and other borrowings	100,476,000	91,476,000
Other liabilities	307,680	1,412,190
Stockholders' equity	627,298,396	466,610,294
	$ 728,569,839	$568,415,440

CONDENSED STATEMENTS OF INCOME

	2008	2007	2006
Revenues – Interest income	$ 242,546	$ 347,787	$ 267,154
Expenses:			
Interest expense – subordinated debentures	5,470,827	4,012,243	2,504,033
Stock-based compensation expense	2,347,429	2,099,819	1,474,960
Other expense	442,654	303,827	245,528
Loss before income taxes and equity in undistributed income of subsidiaries	(8,018,364)	(6,068,102)	(3,957,367)
Income tax benefit	(3,021,794)	(2,195,146)	(1,632,738)
Loss before equity in undistributed income of subsidiaries and accretion on preferred stock discount	(4,996,570)	(3,872,956)	(2,324,629)
Equity in undistributed income of subsidiaries	35,870,488	26,914,311	20,251,662
Net income	30,873,918	23,041,355	17,927,033
Preferred stock dividends	(263,889)	-	-
Accretion on preferred stock discount	(45,451)	-	-
Net income available to common stockholders	$ 30,564,578	$ 23,041,355	$ 17,927,033

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

	2008	2007	2006
Operating activities:			
Net income	$ 30,873,918	$ 23,041,355	$ 17,927,033
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Stock-based compensation expense	2,347,429	2,099,819	1,474,961
Loss on other investments	253,153	-	-
Decrease in income tax payable, net	(1,171,651)	(1,528,956)	(1,921,194)
Decrease in other assets	2,839,142	77,960	1,118,126
Decrease in other liabilities	(1,104,509)	495,586	190,000
Excess tax benefit from stock compensation	(875,114)	(105,809)	(131,121)
Deferred tax benefit (expense)	3,818,553	67,501	(232,866)
Equity in undistributed income of subsidiaries	(35,870,488)	(26,914,311)	(20,251,662)
Net cash provided (used) by operating activities	1,110,433	(2,766,855)	(1,826,723)
Investing activities –			
Investment in unconsolidated subsidiaries	-	(928,000)	(619,000)
Investment in consolidated subsidiaries:			
Banking subsidiaries	(54,975,000)	(20,250,000)	(10,000,000)
Other subsidiaries	(250,000)	-	(350,250)
Investments in other entities	(546,633)	(1,189,488)	(65,647)
Cash and cash equivalents used in merger with Mid-America	-	(21,557,773)	-
Cash and cash equivalents acquired in merger with Cavalry	-	-	3,128,116
Net cash used by investing activities	(55,771,633)	(43,925,261)	(7,906,781)
Financing activities –			
Proceeds from issuance of subordinated debt	-	30,928,000	20,619,000
Net increase in borrowings from line of credit	9,000,000	-	-
Exercise of common stock warrants	250,000	-	55,000
Exercise of common stock options	3,403,457	983,292	1,239,771
Excess tax benefit from stock compensation arrangements	875,114	105,809	31,121
Issuance of common stock, net of offering costs	21,454,758	-	-
Issuance of preferred stock, net of offering costs	94,937,935	-	-
Costs incurred in connection with registration of common stock issued in mergers	-	(299,397)	(187,609)
Net cash provided by financing activities	129,921,264	31,717,704	21,857,283
Net increase (decrease) in cash	75,260,064	(14,974,412)	12,123,779
Cash, beginning of year	9,829,126	24,803,538	12,679,759
Cash, end of year	$ 85,089,190	$ 9,829,126	$ 24,803,538

During 2008, Pinnacle National paid dividends of $5,025,000 to Pinnacle Financial. During 2007, Pinnacle National paid dividends of $1,250,000 to Pinnacle Financial. No dividends were paid by Pinnacle National during 2006.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for each of the years in the three-year period ended December 31, 2008 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Interest income	$ 52,161	$ 48,774	$ 51,873	$ 53,273
Net interest income	27,359	27,682	29,282	29,892
Provision for loan losses	1,591	2,787	3,125	3,710
Net income before taxes	8,644	10,878	12,083	11,636
Net income	6,065	7,961	8,795	8,053
Basic net income per share	*$ 0.27*	*$ 0.36*	*$ 0.38*	*$ 0.33*
Diluted net income per share	*$ 0.26*	*$ 0.34*	*$ 0.36*	*$ 0.31*
2007				
Interest income	$ 33,739	$ 35,508	$ 38,347	$ 43,338
Net interest income	17,082	17,661	18,960	22,009
Provision for loan losses	788	900	772	2,260
Net income before taxes	8,196	7,828	8,410	8,599
Net income	5,602	5,426	5,772	6,242
Basic net income per share	*$ 0.36*	*$ 0.35*	*$ 0.37*	*$ 0.35*
Diluted net income per share	*$ 0.34*	*$ 0.33*	*$ 0.35*	*$ 0.33*
2006				
Interest income	$ 16,811	$ 28,305	$ 31,340	$ 33,241
Net interest income	9,507	16,895	17,159	17,391
Provision for loan losses	387	1,707	587	1,051
Net income before taxes	3,839	6,463	7,942	8,139
Net income	2,612	4,322	5,347	5,646
Basic net income per share	*$ 0.27*	*$ 0.28*	*$ 0.35*	*$ 0.37*
Diluted net income per share	*$ 0.24*	*$ 0.26*	*$ 0.32*	*$ 0.34*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Pinnacle Financial Partners, Inc.'s internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Pinnacle Financial Partners, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

Pinnacle Financial Partners, Inc.'s independent registered public accounting firm has issued an audit report on Pinnacle Financial Partners Inc.'s internal control over financial reporting. This report appears on page 90 of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PULIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 14 to the consolidated financial statements, the Company changed its method of accounting for split dollar life insurance arrangements as required by EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements* in 2008.

As discussed in notes 1 and 11 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes as required by FASB Interpretation No.48, *Accounting for Uncertainty in Income Taxes* in 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2009 expressed, an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Nashville, Tennessee
February 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited Pinnacle Financial Partners, Inc.'s (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Nashville, Tennessee
February 19, 2009

INVESTOR INFORMATION

Pinnacle Financial's common stock is traded on the Nasdaq Global Select Market under the symbol "PNFP" and has traded on that market since July 3, 2006. Prior to that date, Pinnacle Financial's common stock traded on the Nasdaq National Market and the Nasdaq SmallCap Market. The following table shows the high and low sales price information for Pinnacle Financial's common stock for each quarter in 2008 and 2007 as reported on the Nasdaq Global Select Market.

	Price Per Share	
	High	Low
2008:		
First quarter	$ 26.75	$ 20.82
Second quarter	29.29	20.05
Third quarter	36.57	19.30
Fourth quarter	32.00	22.01
2007:		
First quarter	$ 33.85	$ 29.40
Second quarter	31.48	28.27
Third quarter	31.31	21.62
Fourth quarter	30.93	24.85

As of March 1, 2009, Pinnacle Financial had approximately 10,000 shareholders of record.

Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle National has achieved a level of profitability appropriate to fund such dividends and support asset growth. Pinnacle Financial did not repurchase any shares of its common stock during the quarter ended December 31, 2008.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the monthly percentage change in the cumulative total stockholder return on the Company's Common Stock against the cumulative total return of the NASDAQ Composite Index and the SNL Bank Index with assets of $1 billion to $5 billion for the period commencing on December 31, 2003 and ending December 31, 2008 (the "Measuring Period"). The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2003. The change in cumulative total return is measured by dividing the change in share price between the beginning and end of the Measuring Period by the share price at the beginning of the Measuring Period. As the Company paid no cash dividends, the impact of dividends is not applicable to the Company's total return. However, cash dividends may impact the cumulative returns of the two indices.

Cumulative Total Returns (1)
Comparison of

**PINNACLE FINANCIAL PARTNERS, INC.
NASDAQ COMPOSITE INDEX
SNL BANK INDEX AND PEER GROUP (2)**


Total Return Performance
Pinnacle Financial Partners, Inc.
NASDAQ Composite
Peer Group*
SNL $1B-$5B Bank Index
Index Value
350
300
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

(1) Assumes $100 invested on December 31, 2003 in Pinnacle Financial Partners, Inc. Common Stock ("PNFP") and the two indexes noted above.
(2) SNL Bank Index is a customized index consisting of 400 publicly traded banking institutions headquartered in the United States. The peer group was developed by SNL and is a composite of 53 banking institutions headquartered in the United States with assets of $1 billion to $5 billion. SNL Financial is a financial research firm focused on banking and other industries and is located in Charlottesville, Virginia.

Cumulative Total Return of $100.00 initial investment on December 31, 2003

	December 31,					
Index	2003	2004	2005	2006	2007	2008
Pinnacle Financial Partners, Inc.	**100.00**	**192.52**	**212.60**	**282.38**	**216.34**	**253.70**
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
Peer Group*	100.00	114.09	117.94	131.97	93.51	79.67
SNL $1B-$5B Bank Index	100.00	123.42	121.31	140.38	102.26	84.81

Board of Directors

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gordon Bone
Partner and Licensed
General Contractor
B & B Enterprise

Gregory L. Burns
Retired Chairman and
Chief Executive Officer
O'Charley's Inc.

Colleen Conway-Welch
Dean of Nursing
Vanderbilt University

James C. Cope
Partner
Cope, Hudson, Scarlett,
Reed & McCreary

William H. Huddleston, IV
President
Huddleston-Steele Engineering, Inc.

Clay T. Jackson
Senior Vice President,
Regional Agency Manager,
Tennessee
BB&T Cooper, Love, Jackson,
Thornton & Harwell

Ed C. Loughry, Jr.
Vice Chairman
Pinnacle Financial Partners, Inc.
(Formerly Chairman and Chief Executive Officer of Cavalry Bancorp, Inc.)

William David Major
Retired President of Mid-America
Bancshares, Inc. and
Chairman and Chief Executive
Officer of Bank of the South

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

Hal N. Pennington
Executive Chairman
Genesco, Inc.

Dale W. Polley
Retired President of First
American National Bank
and Vice Chairman of
the First American Board

Wayne J. Riley, MD
President and CEO
Meharry Medical College

Gary L. Scott
Retired Chairman and Chief
Executive Officer of Mid-America
Bancshares, Inc. and
PrimeTrust Bank

Reese L. Smith, III
President
Haury & Smith
Contractors, Inc.

M. Terry Turner
President and
Chief Executive Officer
Pinnacle Financial Partners, Inc.

Director Emeritus

Robert E. McNeilly, Jr.
Retired Chairman of First
American's Nashville Bank
and President of First
American Trust Company

Leadership Team

Harold R. Carpenter
Executive Vice President and
Chief Financial Officer

Ronald K. Carter
Senior Vice President and
Manager, Client Services Group –
Rutherford/Bedford County

Michael B. DiStefano
Executive Vice President and
Manager, Client Advisory Group –
Knoxville

R. Dale Floyd
Senior Vice President and
Manager, Client Advisory Group –
Rutherford County

Gerald M. Hampton
Executive Vice President
and Financial Advisor

Nathan A. Hunter
President – Knoxville

Joanne B. Jackson
Executive Vice President and
Manager, Client Services Group

D. Kim Jenny
Senior Vice President and
Risk and Performance
Management Officer

William S. Jones
Executive Vice President and
Rutherford County Area Executive

M. Glenn Layne
Senior Vice President and
Senior Credit Officer –
Rutherford County

Robert A. McCabe, Jr.
Chairman

Scott R. McCormick
Senior Vice President and
Wilson County Area Executive

Charles B. McMahan
Executive Vice President and
Senior Credit Officer

Robert D. Newman
Senior Vice President, Trust
and Investment Advisory

Hugh M. Queener
Executive Vice President and
Chief Administrative Officer

James O. Sweeney, III
Senior Vice President and
Senior Product Manager

M. Terry Turner
President and Chief
Executive Officer

Jason K. West
Executive Vice President and Area
Executive for Dickson, Cheatham
and part of Williamson County

Rachel M. West
Executive Vice President and
Chief People Officer

Larry J. Whisenant
Senior Vice President and
Manager, Client Services Group –
Nashville

J. Edward White
Executive Vice President and
Manager, Client Advisory Group –
Nashville

Investor Relations:

Shareholders and others seeking a copy of the Firm's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, TN 37201
(615) 744-3742

General Counsel:

Bass, Berry & Sims PLC
Nashville, Tennessee

Independent Registered Public Accounting Firm:

KPMG LLP
Nashville, Tennessee

Stock Listing:

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq Global Select market under the trading symbol "PNFP."

Shareholders Services:

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, NJ 07016-3572

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 21, 2009. The meeting will be held at Pinnacle Financial Partners, 211 Commerce Street, Nashville, TN. Further information regarding this meeting can be found in the firm's proxy statement for the 2009 Annual Meeting.

Pinnacle[SM]
FINANCIAL PARTNERS

MIDDLE TENNESSEE

DAVIDSON COUNTY

Bellevue
7651 Hwy. 70 South
Nashville, TN 37221
(615) 743-8300

Donelson
424 Donelson Pike
Nashville, TN 37214
(615) 743-6010

Downtown Nashville
211 Commerce St., Suite 300
Nashville, TN 37201
(615) 744-3705

Goodlettsville
847 Conference Drive
Goodlettsville, TN 37072
(615) 744-3290

Green Hills
2307 Crestmoor Drive
Nashville, TN 37215
(615) 743-3500

2019 Richard Jones Road
Nashville, TN 37215
(615) 743-8400

Hermitage
4715 Andrew Jackson Pkwy.
Hermitage, TN 37076
(615) 743-6060

West End
2300 West End Avenue
Nashville, TN 37203
(615) 690-4000

RUTHERFORD COUNTY

Murfreesboro
114 West College St.
Murfreesboro, TN 37130
(615) 849-4236

2035 S.E. Broad St.
Murfreesboro, TN 37127
(615) 849-4239

1645 N.W. Broad St.
Murfreesboro, TN 37129
(615) 849-4242

123 Cason Lane
Murfreesboro, TN 37128
(615) 849-4241

1745 Memorial Blvd.
Murfreesboro, TN 37129
(615) 849-4240

2604 South Church St.
Murfreesboro, TN 37127
(615) 849-4243

Smyrna
69 South Lowry St.
Smyrna, TN 37167
(615) 904-3210

467 Sam Ridley Pkwy.
Smyrna, TN 37167
(615) 849-4244

WILLIAMSON COUNTY

Brentwood
7029 Church St. East
Brentwood, TN 37027
(615) 744-5100

Merchants Walk
4930 Thoroughbred Lane
Brentwood, TN 37027
(615) 743-8200

Cool Springs
7040 Carothers Pkwy.
Franklin, TN 37067
(615) 744-3770

1717 Mallory Lane
Brentwood, TN 37027
(615) 743-8230

Franklin
216 South Royal Oaks Blvd.
Franklin, TN 37064
(615) 690-4030

549 Alexander Plaza
Franklin, TN 37064
(615) 743-8360

WILSON COUNTY

Mt. Juliet
551 North Mt. Juliet Road
Mt. Juliet, TN 37122
(615) 773-6600

Hwy 70
11400 Lebanon Road
Mt. Juliet, TN 37122
(615) 773-6680

Lebanon
West Baddour
1412 W. Baddour Pkwy.
Lebanon, TN 37087
(615) 466-5480

Castle Heights
401 Castle Heights Ave. North
Lebanon, TN 37087
(615) 466-5450

South Cumberland
411 South Cumberland
Lebanon, TN 37087
(615) 466-5700

BEDFORD COUNTY

Shelbyville
604 North Main St.
Shelbyville, TN 37160
(931) 680-0734

CHEATHAM COUNTY

Ashland City
524 South Main St.
Ashland City, TN 37015
(615) 743-8330

DICKSON COUNTY

Dickson
501 Highway 46 South
Dickson, TN 37055
(615) 740-8240

SUMNER COUNTY

Hendersonville
270 East Main St.
Hendersonville, TN 37075
(615) 690-4045

NEW LOCATIONS IN 2009

- **Belle Meade**
- **Brentwood**
- **100 Oaks**

EAST TENNESSEE

KNOX COUNTY

West Knoxville
1111 Northshore Dr.
Suite S130
Knoxville, TN 37919
(865) 766-3000

North Knoxville
Fountain City Lending Office
200 Midlake Dr., Suite A2
Knoxville, TN 37918
(865) 766-3050

NEW LOCATIONS IN 2009

- **Farragut**
- **Fountain City**

END

EQUAL HOUSING
LENDER